9/23

05011431

82- SUBMISSIONS FACING SHEET

INITIAL
Do Not Separate
Process Together

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Buck Lake Ventures Ltd

*CURRENT ADDRESS

PROCESSED
SEP 23 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1669 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 9/23/05

82-1659

RECEIVED
2005 SEP 23 A [illegible]

AR/S
12-31-04

BUCK LAKE VENTURES LTD.

(An Exploration Stage Company)

REPORT AND FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Buck Lake Ventures Ltd.
(An Exploration Stage Company)

We have audited the balance sheets of Buck Lake Ventures Ltd. as at December 31, 2004 and 2003 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
April 22, 2005

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
BALANCE SHEETS
December 31, 2004 and 2003
(Stated in Canadian Dollars)

ASSETS	2004	2003
Current		
Cash – Note 8	$ 1,190	$ 310,176
GST receivable	36,758	16,614
Marketable securities (market value: $8,000; 2003: $8,000) – Note 10	8,000	8,000
Prepaid expenses	24,928	19,954
	70,876	354,744
Equipment – Note 4	14,912	19,115
Resource property costs – Notes 5 and 10 and Schedule 1	1,297,015	955,966
	$ 1,382,803	$ 1,329,825
LIABILITIES		
Current		
Accounts payable	$ 619,676	$ 522,406
Due to related parties – Note 10	628,354	631,578
Advances payable – Note 6	8,234	7,351
Loans payable – Note 7	67,427	211,371
	1,323,691	1,372,706
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital – Notes 8 and 10	6,491,622	5,961,773
Contributed surplus – Note 8	262,775	-
Deficit	(6,695,285)	(6,004,654)
	59,112	(42,881)
	$ 1,382,803	$ 1,329,825

Nature and Continuance of Operations – Note 1
Commitments – Notes 5 and 8
Subsequent Events – Note 5

APPROVED BY THE DIRECTORS:

"Ray Roland" Director   *"Renee Brickner"* Director

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF LOSS AND DEFICIT
for the years ended December 31, 2004 and 2003
(Stated in Canadian Dollars)

	2004	2003
General and administrative expenses		
Accounting, audit and legal fees	$ 117,872	$ 130,650
Amortization	4,203	5,458
Bank charges and interest – Note 10	66,771	105,786
Consulting fees – Note 10	36,000	36,000
Filing fees	15,979	8,341
Management fees – Note 10	30,000	30,000
Office services and expenses	48,497	32,047
Promotion and travel – Note 10	15,376	7,896
Rent – Note 10	42,000	42,000
Shareholder communications fees– Note 10	40,640	2,603
Stock-based compensation – Note 8	262,775	-
Transfer agent	6,725	3,567
Loss before other items	(686,838)	(404,348)
Other items		
Interest income	607	108
Property investigation costs – Note 10	(4,400)	(3,640)
Write-off of abandoned resource property costs	-	(65,930)
Net loss for the year	(690,631)	(473,810)
Deficit, beginning of year	(6,004,654)	(5,530,844)
Deficit, end of year	$ (6,695,285)	$ (6,004,654)
Basic and diluted loss per share	$ (0.03)	$ (0.04)
Weighted average number of shares outstanding	22,417,051	13,284,846

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended December 31, 2004 and 2003
(Stated in Canadian Dollars)

	2004	2003
Operating Activities		
Net loss for the year	$ (690,631)	$ (473,810)
Adjustments to reconcile net loss used in operations:		
Amortization	4,203	5,458
Stock-based compensation	262,775	-
Write-down of marketable securities	-	-
Write-off of abandoned resource property costs	-	65,930
Changes in non-cash working capital items related to operations:		
GST receivable	(20,144)	(1,744)
Prepaid expenses	(4,974)	(5,459)
Accounts payable	97,270	1,457
Cash used in operating activities	(351,501)	(408,168)
Investing Activities		
Acquisition of capital assets	-	-
Resource property acquisition costs	(5,000)	(60,000)
Deferred exploration costs	(327,049)	(63,532)
Cash used in investing activities	(332,049)	(123,532)
Financing Activities		
Common shares issued	495,000	400,000
Due to related parties	22,625	428,149
Advances payable	883	827
Loans payable	(143,944)	12,375
Cash provided by financing activities	374,564	841,351
Increase (decrease) in cash during the year	(308,986)	309,651
Cash, beginning of the year	310,176	525
Cash, end of the year	$ 1,190	$ 310,176

.../Cont'd.

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended December 31, 2004and 2003
(Stated in Canadian Dollars)

Continued

	2004	2003
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

Non-cash Transactions – Note 11

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
SCHEDULE OF RESOURCE PROPERTY COSTS
for the years ended December 31, 2004 and 2003
(Stated in Canadian Dollars)

Schedule 1

Buck Lake Claims	Balance December 31, 2002	(Reductions) Additions	Balance December 31, 2003	(Reductions) Additions	Balance, December 31, 2004
Acquisition Costs					
Cash	$ 65,000	$ 55,000	$ 120,000	$ -	$ 120,000
Shares	9,000	25,500	34,500	-	34,500
Consulting – cash	100,000	-	100,000	-	100,000
Option payments – shares	(23,000)	-	(23,000)	-	(23,000)
	151,000	80,500	231,500	-	231,500
Deferred Exploration Costs					
Assays	19,576	168	19,744	25,371	45,115
Equipment rental	54,659	6,040	60,699	12,631	73,330
Field costs	405,262	6,249	411,511	196,490	608,001
Geological consulting – Note 10	37,008	19,725	56,733	41,250	97,983
Line cutting	4,246	-	4,246	-	4,246
Mapping	47,454	-	47,454	-	47,454
Reporting	48,625	1,420	50,045	-	50,045
Staking	3,164	-	3,164	-	3,164
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	231,125	-	231,125	-	231,125
	619,994	33,602	653,596	275,742	929,338
	770,994	114,102	885,096	275,742	1,160,838
Bo Lake and BL Claims					
Acquisition Costs					
Cash	17,525	-	17,525	-	-
Shares	57,000	-	57,000	-	-
Option payment – shares	(40,000)	-	(40,000)	-	-
	34,525	-	34,525	-	-
Deferred Exploration Costs					
Assays	769	-	769	-	-
Field costs	16,831	1,500	18,331	-	-
Geological consulting – Note 10	3,600	2,100	5,700	-	-
Reporting	5,075	1,530	6,605	-	-
	26,275	5,130	31,405	-	-
Write-off of resource property costs	(60,800)	(5,130)	(65,930)	-	-
	-	-	-	-	-

…/Cont'd.

BUCK LAKE VENTURES LTD.

Schedule 1 – (Continued)

(An Exploration Stage Company)
SCHEDULE OF RESOURCE PROPERTY COSTS
for the years ended December 31, 2004 and 2003
(Stated in Canadian Dollars)

East Dog River Claims	Balance December 31, 2002	(Reductions) Additions	Balance December 31, 2003	(Reductions) Additions	Balance, December 31, 2004
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred Exploration Costs					
Assays	-	24	24	-	24
Field costs	3,961	2,802	6,763	-	6,763
Geological consulting – Note 10	-	3,675	3,675	2,014	5,690
Reporting	-	48	48	65	113
	3,961	6,549	10,510	2,079	12,589
	16,461	6,549	23,010	2,079	25,089
Mirage Lake Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred Exploration Costs					
Assays	-	383	383	102	485
Field costs	8,509	3,136	11,645	681	12,326
Geological consulting – Note 10	-	2,100	2,100	7,199	10,299
Reporting	-	1,050	1,050	-	1,050
	8,509	6,669	15,178	7,982	24,160
	21,009	6,669	27,678	7,982	35,660

.../Cont'd.

BUCK LAKE VENTURES LTD. Schedule 1 – (Continued)

(An Exploration Stage Company)

SCHEDULE OF RESOURCE PROPERTY COSTS

for the years ended December 31, 2004 and 2003

(Stated in Canadian Dollars)

	Balance December 31, 2002	(Reductions) Additions	Balance December 31, 2003	(Reductions) Additions	Balance, December 31, 2004
Gwyn Lake Claims					
Acquisition Costs					
Cash	-	5,000	5,000	5,000	10,000
Shares	-	3,600	3,600	9,000	12,600
	-	8,600	8,600	14,000	22,600
Deferred Exploration Costs					
Assays	-	45	45	1,640	1,685
Field costs	-	5,192	5,192	-	5,192
Geological consulting – Note 10	-	6,300	6,300	39,081	45,381
Reporting	-	45	45	525	570
	-	11,582	11,582	41,246	52,828
	-	20,182	20,182	55,246	75,428
	$ 808,464	$ 147,502	$ 955,966	$ 341,049	$ 1,297,015

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2004 and 2003
(Stated in Canadian Dollars)

Note 1 Nature and Continuance of Operations

The Company is an exploration stage public company listed for trading on the TSX Venture Exchange ("TSX") and is in the process of exploring resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of the property and upon future profitable production or proceeds from the disposition thereof.

The Company was incorporated pursuant to the British Columbia Company Act on January 1, 1987 as Zuni Energy Corp. The Company changed its name on May 24, 1991 to Home Ventures Ltd. and on February 15, 2000 to Buck Lake Ventures Ltd.

Prior to becoming an exploration stage company in 1987, the Company was in the business of oil and gas production and sales.

The financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the ordinary course of business for the foreseeable future. As at December 31, 2004, the Company has not yet achieved profitable operations and has a working capital deficiency of $1,252,815, which is not sufficient to meet its planned business objectives or fund mineral property expenditures and ongoing operations for the next fiscal year. The Company has accumulated losses of $6,695,285 since its commencement. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Note 2 Change in Accounting Policies

Stock-based Compensation

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to non-employees followed this method and options granted to employees were not expensed.

The Company has adopted the new policy effective January 1, 2004 and consequently would be required to retroactively restate prior periods. However, as there were no options granted during the years ended December 31, 2002 and 2003, there is no restatement required. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

Flow-through Shares

In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of loss and deficit on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity. This change in accounting policy had no effect on the financial statements.

Note 3 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may differ from these estimates.

Note 3 Summary of Significant Accounting Policies – (cont'd)

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Marketable Securities

Marketable securities are valued at the lower of cost and market value.

b) Equipment and Amortization

Equipment is recorded at cost. The Company provides for amortization using the declining balance method at the following annual rates:

Computer equipment	30%
Furniture and fixtures	20%
Office equipment	20%

Additions during the year are amortized at one-half the rate.

c) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Note 3 Summary of Significant Accounting Policies – (cont'd)

d) Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts.

e) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if its more likely than not that they can be realized. Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of the change.

f) Basic and Diluted Loss Per Share

Basic loss per share are computed by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

g) Financial Instruments

The carrying values of cash, marketable securities, accounts payable, due to related parties, advances payable, and loans payable approximate fair values because of the short-term maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(Stated in Canadian Dollars)

Note 4 Equipment

	2004		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 8,934	$ 6,272	$ 2,662
Furniture and fixtures	16,585	8,943	7,642
Office equipment	10,000	5,392	4,608
	$ 35,519	$ 20,607	$ 14,912

	2003		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 8,934	$ 5,132	$ 3,802
Furniture and fixtures	16,585	7,032	9,553
Office equipment	10,000	4,240	5,760
	$ 35,519	$ 16,404	$ 19,115

Note 5 Resource Property Costs

a) Buck Lake Claims

By an option agreement dated March 17, 1998, and amended February 3, 1999, October 8, 2003 and January 21, 2005, the Company has the option to earn a 100% interest in the Buck Lake claims located in the Thunder Bay Mining Division of Ontario for consideration of 416,664 common shares, a minimum of $150,000 in exploration expenditures (incurred) and property payments totalling $290,000 as follows:

Common Shares:

- 33,332 common shares at completion of a first phase exploration program (issued);
- 150,000 common shares upon TSX approval of October 8, 2003 amending agreement (issued);
- 100,000 common share upon TSX approval of January 21, 2005 amending agreement (issued subsequent to December 31, 2004);

(Stated in Canadian Dollars)

Note 5 Resource Property Costs – (cont'd)

a) Buck Lake Claims – (cont'd)

Common Shares: - (cont'd)

- 100,000 common shares by January 31, 2006

- 16,666 common shares when a second phase exploration program is completed and a technical report recommending a third phase of exploration work is accepted for filing by the TSX; and

- 16,666 common shares when a third phase exploration program is completed and a technical report recommending a fourth phase of exploration work is accepted for filing by the TSX.

Cash Payments:
- $ 65,000 by November 30, 2001 (paid);
- $ 35,000 by November 30, 2002 (paid);
- $ 20,000 by January 2, 2004 (paid);
- $ 10,000 by January 26, 2005 (paid subsequent to December 31, 2004);
- $ 10,000 by January 31, 2006; and
- $ 150,000 by January 31, 2007.

$ 290,000

The agreement is subject to a 2.5% net smelter return royalty. One-half of this royalty may be purchased at any time for $500,000.

b) Bo Lake and BL Claims

By an option agreement dated April 26, 2000, the Company had the option to earn a 100% interest in the Bo Lake claims located in the Thunder Bay Mining Division of Ontario for consideration of 100,000 common shares (issued), a minimum of $62,400 in exploration expenditures (incurred) and property payments totalling $155,000 ($65,000 paid).

The agreement was subject to a 3% net smelter return royalty. The Company may purchase one-half of the net smelter return royalty for $1,500,000.

The Company staked a 100% interest in contiguous claims known as the BL claims at a cost of $2,525.

(Stated in Canadian Dollars)

Note 5 Resource Property Costs – (cont'd)

b) Bo Lake and BL Claims – (cont'd)

On October 19, 2000, the Company entered into an option agreement with Pacific Topaz Resources Ltd. ("Pacific Topaz") to develop the Bo Lake and BL claims. Pacific Topaz is a related company by virtue of a common director. Under the terms of the agreement, the Company granted Pacific Topaz a three-year option to purchase a 50% interest in the Bo Lake and BL claims for consideration of 100,000 common shares of Pacific Topaz at $0.40 per share (received), the assumption by Pacific Topaz of all property payments and exploration expenditures commitments due under the terms of the Bo Lake option agreement and exploration expenditures commitments on the claims of a cumulative total of $500,000 by September 1, 2003.

On April 8, 2003, Pacific Topaz abandoned the option.

During the year ended December 31, 2003, the Company abandoned the option agreement and wrote-down $65,930 in capitalized acquisition and exploration costs.

c) East Dog River Claims

By an option agreement dated September 21, 2001, the Company acquried a 100% interest in the East Dog River claims located in the Thunder Bay Mining Division of Ontario for a cash payment of $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. The Company may purchase one-half of the 2% net smelter return royalty for $500,000.

d) Mirage Lake Claims

By an option agreement dated September 21, 2001, the Company acquired a 100% interest in the Mirage Lake claims located in the Thunder Bay Mining Division of Ontario for a cash payment of $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. The Company may purchase one-half of the 2% net smelter return royalty for $500,000.

e) Gwyn Lake Claims

By an option agreement dated June 16, 2003, the Company has the option to earn a 100% interest in the Gwyn Lake claims located in the Thunder Bay Mining District of Ontario for consideration of 100,000 common shares, property payments totalling $75,000 and a minimum of $150,000 in exploration expenditures as follows:

(Stated in Canadian Dollars)

Note 5 Resource Property Costs – (cont'd)

e) Gwyn Lake Claims – (cont'd)

Common Shares:

20,000	upon TSX approval of the options agreement (issued);
30,000	by September 30, 2003 (issued); and
50,000	by September 30, 2004 (issued).
100,000	

Cash Payments:

– $ 5,000	by September 1, 2003 (paid);
– $ 5,000	by September 1, 2004 (paid);
– $ 10,000	by September 1, 2005;
– $ 10,000	by September 1, 2006; and
– $ 45,000	by September 1, 2007.
$ 75,000	

Exploration Expenditures:

The Company must incur a minimum of $150,000 in exploration expenditures by July 2, 2007. At December 31, 2004, the Company had incurred exploration expenditures totalling $52,828.

The agreement is subject to a 1% net smelter return royalty. The net smelter return royalty may be purchased at any time for $1,500,000.

Note 6 Advances Payable

The advances payable are unsecured, bear interest at 1% per month and have no specific terms for repayment.

Note 7 Loans Payable

	2004	2003
a) Loan payable to a director of the Company is unsecured, non-interest bearing and payable on demand.	$ -	$ 24,000
b) Loan payable is unsecured, non-interest bearing and payable on demand.	-	27,300
c) Loans payable are unsecured, bear interest at 10% per annum and are payable on demand.	3,427	98,827
d) Loan payable is unsecured, bears interest at prime plus 2% per annum and is payable on demand.	64,000	61,244
	$ 67,427	$ 211,371

(Stated in Canadian Dollars)

Note 8 Share Capital – Note 10

a) Authorized:
100,000,000 common shares without par value

b) Issued and outstanding common shares:

		Number	Amount
Balance, December 31, 2002		13,201,551	$ 5,532,673
For resource properties	- at $0.17	150,000	25,500
	- at $0.18	20,000	3,600
Issued for cash			
Pursuant to private placements	- at $0.10	4,000,000	400,000
Finders fees		146,760	-
Balance, November 30, 2003		17,518,311	5,961,773
For resource properties	- at $0.20	30,000	6,000
	- at $0.06	50,000	3,000
Issued for services			
Pursuant to private placement	- at $0.10	258,491	25,849
Issued for cash			
Pursuant to private placements	- at $0.10	5,241,509	524,151
Finders fees		220,000	-
Less: issue costs		-	(29,151)
Balance, December 31, 2004		23,318,311	$ 6,491,622

c) Escrow:

At December 31, 2004, the Company's transfer agent held 250,000 common shares in escrow. These shares were not released by March 13, 2003, the latest release date, and are subject to cancellation.

d) Commitments:

i) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of December 31, 2004 and 2003 and the changes during the years then ended is as follows:

(Stated in Canadian Dollars)

Note 8 Share Capital – Note 10

d) Commitments: - (cont'd)

i) Stock-based Compensation Plan – (cont'd)

	Number	Weighted Average Price
Options exercisable and outstanding, December 31, 2002	660,595	$0.36
Expired	(660,595)	$0.36
Options exercisable and outstanding, December 31, 2003	-	-
Granted	1,751,831	$0.13
Options exercisable and outstanding, December 31, 2004	1,751,831	$0.13

At December 31, 2004, the Company had 1,751,831 share purchase options outstanding exercisable at $0.13 per share until January 5, 2006.

During the year ended December 31, 2004, stock-based compensation expense of $262,775 was incurred. There were no stock options granted during the year ended December 31, 2003.

Assumptions used for the Black-Scholes model are as follows:

	2004
Weighted average fair value of options granted	$0.15
Expected dividend yield	0.0%
Expected volatility	199%
Risk-free interest rate	2.75%
Expected term in years	2 years

ii) Share Purchase Warrants

At December 31, 2004, there were 9,793,380 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Price	Expiry Date
2,248,380	$0.12	December 22, 2005
1,825,000	$0.12	December 31, 2005
5,720,000	$0.12	February 9, 2006
9,793,380		

(Stated in Canadian Dollars)

Note 8 Share Capital – Note 10

d) Commitments: - (cont'd)

iii) Flow-Through Offering

During the year ended December 31, 2004, the Company issued 100,000 flow-through units at a price of $0.10 per unit for total proceeds of $10,000 (2003: 4,000,000 flow-through units at a price of $0.10 per unit for total proceeds of $400,000). The Company is committed to spending the flow-through unit proceeds on exploration and development activities and to renouncing $10,000 of eligible Canadian exploration expenditures to the flow-through shareholder. This amount will not be available to the Company for future deduction from taxable income. As at December 31, 2004, cash included $Nil (2003: $310,068) to be used for qualifying exploration expenditures.

iv) Resource Property Costs

Note 5.

Note 9 Corporation Tax Loss Carry-forwards

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount and the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

Significant components of the Company's future tax assets and liabilities, after applying the enacted corporate income tax rates, are as follows:

	2004	2003
Future income tax assets		
Exploration and development expenses	$ 1,332,297	$ 1,569,300
Less: valuation allowance	(1,332,297)	(1,569,300)
	$ -	$ -

(Stated in Canadian Dollars)

Note 9 Corporation Tax Loss Carry-forwards – (cont'd)

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely than not that sufficient taxable income will not be realized during the carry-forward periods to utilize all the future tax assets.

At December 31, 2004, the Company has incurred Exploration and Development expenses totalling $4,512,549, which may be applied against certain future years' taxable income at various rates.

Note 10 Related Party Transactions – Notes 5, 7 and Schedule 1

The Company was charged the following amounts by directors or officers of the Company or by companies with directors or officers in common:

	Year ended December 31, 2004	2003
Consulting fees	$ 36,000	$ 36,000
Deferred exploration costs		
– geological consulting	38,850	23,925
Interest	27,933	22,806
Management fees	30,000	30,000
Promotion and travel	1,925	-
Property investigation costs	4,400	-
Shareholders communications fees	4,550	-
	$ 143,658	$ 112,731

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At December 31, 2004, marketable securities include $6,000 (2003: $6,000) in common shares of public companies with common directors.

At December 31, 2004, amounts due to related parties include $628,354 (2003: $631,578) due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. These amounts are comprised of unpaid consulting fees, geological consulting fees, management fees and advances made to the company.

During the year ended December 31, 2004, included in the private placements (Note 8) were 800,000 common shares at $0.10 per share (2003: 100,000 common shares at $0.10 per share) issued to directors of the Company and a private company with a director in common with the Company for total consideration of $80,000 (2003: $10,000).

(Stated in Canadian Dollars)

Note 11 Non–cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows as follows:

Year ended December 31, 2004

a) the Company issued 30,000 common shares at $0.20 per share totalling $6,000 and 50,000 common shares at $0.06 per share totalling $3,000 as option payments with respect to the Gwyn Lake claims;

b) the Company issued 220,000 common shares as finders fees on a private placement.

c) the Company issued 258,491 common shares for services provided of $25,849 with a company with a common director.

Year ended December 31, 2003

a) the Company issued 20,000 common shares at $0.18 per share as an option payment with respect to the Gwyn Lake claims.

b) the Company issued 150,000 common shares at $0.17 per share as an option payment with respect to the Buck Lake claims.

c) the Company issued 146,760 common shares as finders fees on a private placement.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

MAY 2, 2005

For the year ended December 31, 2004, Buck Lake Ventures Ltd. ("Buck Lake" or the "Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of May 2, 2005, provides information on the operations of Buck Lake for the year ended December 31, 2004 and subsequent to the year end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2004 and 2003.

OVERVIEW

Buck Lake is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BUC".

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company is actively acquiring interests in and exploring resource exploration properties. In particular for the past several years Buck Lake has been exploring several properties with Platinum Group Element (PGE) mineralization near Thunder Bay, Ontario.

Buck Lake is actively reviewing several gold and silver properties for acquisition and subsequent exploration in Canada.

Mineral Properties

Buck Lake Project Claims – Ontario

The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. The Company considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles Mine, is found within Archean mafic to ultramafic intrusions which form a circular structure approximately 30 km in diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion, the Wakinoo Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located near this structure.

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles Palladium Mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 119 claim units.

Buck Lake Project Claims – Ontario – Cont'd

The Lac des Iles Deposit is one of the largest of its type in the world and confirms the potential of northwestern Ontario, and the Lac des Iles area in particular, as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% Copper and 9.96% Nickel.

Trenching at the discovery area indicates the Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Preliminary indications are that these two significant PGE discoveries may be part of one large PGE structure of continuous PGE mineralization.

Buck Lake optioned the initial claims from two prospectors. The amended terms of the property agreement include the Company paying to the prospectors $290,000 over five years, issuing to the prospectors 266,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which Buck Lake may purchase for $500,000. The Company has completed the exploration expenditure requirements called for in the property Option Agreement, having incurred in excess of $500,000 in exploration on this property.

Subsequent to December 31, 2004 Buck Lake entered into an amending agreement with respect to its Buck Lake property. Pursuant to the terms of the amending agreement, in consideration of a cash payment of $20,000.00 and the issuance of 200,000 common shares of the Company to the optionors, the final $150,000.00 cash payment due to the optionors on November 30, 2003 has been deferred to January 31, 2007. The amending agreement was accepted for filing by TSX Venture Exchange and the Company issued 100,000 common shares to the property optionors; the remaining 100,000 common shares are due to be issued by January 31, 2006.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Buck Lake Project Claims – Ontario – Cont'd

During the year ended December 31, 2004 Buck Lake completed a phase I of the Diamond Drill Exploration Program at its Buck Lake Platinum/Palladium/Nickel Project.

This drill program was the first drill testing completed on the company's high grade surface showing returning 31.6 grams per ton palladium, 9.96 % nickel, 2.82 grams per ton platinum and 1.53% copper located within the Main Trench on the Buck Lake Property.

This phase I Drill Program was designed to test the Main Discovery Area, with the initial 10 drill holes testing mineralization to depths of up to 200 meters.

A total of 14 drill holes varying in length from 49 to 250 metres were completed during the phase I Drill Program. Of the 14 holes drilled, 10 were located over the Main Trench designed to test the Main Discovery Area where channel and grab sampling revealed the presence of high grade pyroxenite clasts.

DDH	Depth (m)		Interval	Platinum	Palladium	Pt+Pd	Copper	Nickel
	From	To	(m)	ppm	ppm	ppm	ppm	ppm
DDH-1								
	0	1.75	1.75	0.317	0.494	0.811	1090	1300
DDH-9	4.66	6.2	1.54	0.147	0.291	0.438	587	791
	6.2	8.76	2.56	.91	1.21	2.12	1165	3060

DDH-1 and DDH-9 intersected what is interpreted to be a shallow, well fractured, mineralized zone containing variable rusty weathering and 2-10% blebby sulphides. Both drill holes intersected the zone at shallow depths (less than 10 metres). The zone is estimated to be between 1.7 to 3.5 metres, true width, and appears to dip gently (15°) to the northwest where it remains open. Recovery in the upper portion of DDH-1 was approximately 60% while DDH-9 recovery is estimated around 90%.

The other 8 holes drilled on the Main Trench did not intersect significant mineralization.

The remaining 4 drill holes were located to target various geophysical anomalies throughout the property. DDH-10 was drilled approximately 400 metres southwest of the Main Trench into an IP and magnetic anomaly. While no high grade PGE mineralization was intersected, the drill hole encountered consistently anomalous nickel values throughout the hole.

The Company continues to evaluate the results to fully explain the surface mineralization and that encountered in DDH 1 & 9. The Company is also evaluating the additional exploration targets on the property.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

East Dog River Property – Ontario

In November 2001, the Company entered into an option agreement to acquire a 100% interest in the East Dog River nic kel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by the Company's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion. The East Dog River Property consists of 8 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

The Company intends to explore the East Dog River Property for its potential to host platinum-palladium-nickel mineralization similar to that discovered at the Buck Lake Property.

Buck Lake earned a 100% interest in the East Dog River Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

Mirage Lake Property– Ontario

In November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 2 claims and is 2.88 square km in size or approximately 288 hectares. Access is excellent.

Mirage Lake Property– Ontario – Cont'd

Buck Lake earned a 100% interest in the Mirage Lake Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

Gwyn Lake Gold Property –Ontario

On June 16, 2003 the Company entered into an agreement for the acquisition of a 100% interest in the Gwyn Lake Gold Property in Northwestern Ontario. The Gwyn Lake Gold Property is located within the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario. Historically, the Beardmore – Geraldton Gold Belt is well known for its extensive mining history including the discovery of over 19 gold mines reportedly having produced over 4 million ounces of Gold with a combined average grade of 11.5 g/t. The property is comprised of three claims totalling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km.

The Gwyn Lake Gold Property is located along a well defined iron formation (IF). The IF is clearly delineated by an airborne magnetic and electromagnetic (EM) survey. Three well defined east-northeast trending subparallel bands of EM conductors lie coincident with two strong east-northeast trending subparallel magnetic anomalies. These geophysical structures delineate a regional Gold Bearing Iron Formation which has been the target of gold exploration for centuries. The Gwyn Lake Property overlies a section along a 2 km strike covering both magnetic anomalies and all three EM bands.

To acquire a 100% interest in the property, Buck Lake must make cash payments totalling $75,000 over 4 years with the first payment of $5,000 due on or before September 1, 2003 (paid), the second payment of $5,000 due on or before September 1, 2004 (paid), issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. Buck Lake issued 20,000 common shares upon the TSX Venture Exchange approval during the year ended December 31, 2003 and 80,000 common shares during the year ended December 31, 2004. The vendor retains a 1% net smelter royalty (NSR), half (0.5%) of which can be purchased for a one time payment of $500,000 and the remaining half (0.5%) can be purchased for an additional $1,000,000.

Buck Lake completed its 2 week surface exploration on the Gwyn Lake Gold Property during the year ended December 31, 2004. The Company announced the discovery of two gold occurrences within a proven regional gold belt on the Gwyn Lake Gold Property.

Highlights from chip/channel sampling of these zones is as follows:

Sample #	Type (true width)	Zone	Lithology	Gold g/t
94806	Chip – 2.5 metres	North Zone	IF & Qtz vein	4.56
94811	Chip - 0.27 m metres	North Zone	Qtz vein	7.44
94945	Chip – 1.5 m metres	South Zone	IF	3.22
94946	Chip – 0.15 metres	South Zone	Qtz Vein	4.83
94947	Chip – 2 metres	South Zone	IF	5.33

Gwyn Lake Gold Property –Ontario – Cont'd

The Gwyn Lake Phase I Exploration Program targeted two of three well defined east-northeast trending subparallel zones delineated through airborne magnetic and electromagnetic (EM) anomalies representing a regional banded iron formation (IF).

Work on the property included prospecting and reconnaissance sampling/mapping as well as hand trenching and channel/chip sampling. The summer work program confirmed the presence of highly anomalous gold values within two of the three regional trending zones on the Gwyn Lake Property. To date, outcrop from portions of the North and South zones has been identified and sampled while the Central Zone remains unexplored.

The North Zone

Results from the North Zone returned gold mineralization from hand trenches dug during 2003 and extended during 2004. Notable gold values were sampled intermittently along strike for 125 metres and across an estimated width of 10 metres. Additional sampling approximately 15 metres north of the zone intersected additional mineralization suggesting the zone may be in excess of 25 metres in width. The zone continues to remain open to the east and west along strike and to the north and south where the zone dips beneath overburden.

The South Zone

Reconnaissance prospecting/sampling along the South Zone revealed the presence of historic hand dug trenches. Preliminary sampling of this portion of the South Zone consisted of 9 samples taken from outcrop approximately 50 metres along strike over a 10 metre width. Of the 9 chip/grab samples, 6 returned highly anomalous values within both the IF and associated quartz veins. Highlights of chip samples taken across the South Zone include chip sampling of 3.22 g/t gold over 1.5 metres, 5.33 g/t gold over 2 metres and 4.83 g/t over 0.15 metres. The South Zone occurrence remains open along strike to the east and west and the full width has not been determined due to overburden.

Buck Lake is encouraged with the discovery of two gold occurrences within a proven regional Gold Belt. Buck Lake plans a more detailed surface program to better define the North and South zones along strike, and to identify the gold potential of the Central Zone.

Rod Husband, B.Sc., P.Geo, acts as the Qualified Person supervising the Gwyn Lake Gold Project.

The following table presents exploration expenditures incurred by the Company during the years ended December 31, 2004, and 2003:

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Buck Lake Claims	Balance December 31, 2002	(Reductions) Additions	Balance, December 31, 2003	(Reductions) Additions	Balance, September 30, 2004
Acquisition Costs					
Cash	$ 65,000	$ 55,000	$ 120,000	$ -	$ 120,000
Shares	9,000	25,500	34,500	-	34,500
Consulting – cash	100,000	-	100,000	-	100,000
Option payments – shares	(23,000)	-	(23,000)	-	(23,000)
	151,000	80,500	231,500	-	231,500
Deferred Exploration Costs					
Assays	19,576	168	19,744	25,371	45,115
Equipment rental	54,659	6,040	60,699	12,631	73,330
Field costs	405,262	6,249	411,511	196,490	608,001
Geological consulting –Note 9	37,008	19,725	56,733	41,250	97,983
Line cutting	4,246	-	4,246	-	4,246
Mapping	47,454	-	47,454	-	47,454
Reporting	48,625	1,420	50,045	-	50,045
Staking	3,164	-	3,164	-	3,164
Travel, accommodation	-	-	-	-	21,748
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	231,125	-	231,125	-	231,125
	619,994	33,602	653,596	275,742	929,338
	770,994	114,102	885,096	275,742	1,160,838
East Dog River Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred Exploration Costs					
Assays	-	24	24	-	24
Field costs	3,961	2,802	6,763	-	6,763
Geological consulting	-	3,675	3,675	2,014	5,690
Reporting	-	48	48	65	113
	3,961	6,549	10,510	2,079	12,589

..../Cont'd

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Balance December 31, 2002	(Reductions) Additions	Balance, December 31, 2003	(Reductions) Additions	Balance, September 30, 2004
East Dog River Claims	16,461	6,549	23,010	2,079	25,089
Mirage Lake Claims					
Acquisition Costs					
Cash	$ 5,000	$ -	$ 5,000	$ -	$ 5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred Exploration Costs					
Assays	-	383	383	102	485
Geological consulting	-	2,100	2,100	7,199	10,299
Field costs	8,509	3,136	11,645	681	12,326
Reporting	-	1,050	1,050	-	1,050
	8,509	6,669	15,178	7,982	24,160
	21,009	6,669	27,678	7,982	35,660
Gwyn Lake Claims					
Acquisition Costs					
Cash	-	5,000	5,000	5,000	10,000
Shares	-	3,600	3,600	9,000	12,600
	-	8,600	8,600	14,000	22,600
Deferred Exploration Costs					
Assays	-	45	45	1,640	1,685
Field costs	-	5,192	5,192	-	5,192
Geological consulting	-	6,300	6,300	39,081	45,381
Reporting	-	45	45	525	570
	-	11,582	11,582	41,246	52,828
	-	20,182	20,182	55,246	75,428
Bo Lake and BL Claims	60,800	(60,800)	-	-	-
	$ 869,264	$ 86,702	$ 955,966	$ 341,049	$ 1,297,015

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Stock-based compensation

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to non-employees followed this method and options granted to employees were not expensed.

The Company has adopted the new policy on a prospective basis with no restatement of prior periods. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

During the year ended December 31, 2004, stock-based compensation expense of $420,439 was incurred. There were no stock options granted during the year ended December 31, 2003.

Assumptions used for the Black-Scholes model are as follows:

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES – Cont'd

Stock-based compensation – Cont'd

	2004	2003
Weighted average fair value of options granted	$0.24	-
Expected dividend yield	0.0%	-
Expected volatility	195%	-
Risk-free interest rate	2.75%	-
Expected term in years	2 years	-

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the three audited fiscal years ended December 31, 2004, 2003, and 2002:

	Year ended December 31,		
	2004	2003	2002
	$	$	$
Revenue	-	-	-
Net loss	(690,631)	(437,810)	(404,752)
Basic and diluted loss per share	(0.03)	(0.04)	(0.03)
Total assets	1,382,803	1,329,825	931,727

For the year ended December 31, 2004 the net loss was $690,631 or $0.03 per share compared to the net loss of $473,810 or $0.04 per share (79% increase) in 2003. The increase in the net loss was primarily due to a non-cash compensation charge of $262,775 representing fair value of 1,751,831 stock options granted during the year and the increase of $7,638 in filing fees, $38,037 in shareholder communication expenditures, $16,450 in office expenses, $7,480 in promotion and travel and $3,158 in transfer agent fees. These increases were offset by $12,778 decrease in professional fees, $1,255 in amortization and $39,015 in bank and interest charges. For the year ended December 31, 2003 the net loss was $437,810 or $0.04 per share compared to the net loss of $404,752 or $0.03 per share for the year ended December 31, 2002.

RESULTS OF OPERATIONS

During the year ended December 31, 2004 Buck Lake completed a phase I of the Diamond Drill Exploration Program at its Buck Lake Platinum/Palladium/Nickel Project. This phase I Drill Program was designed to test the Main Discovery Area, with the initial 10 drill holes testing mineralization to depths of up to 200 meters. A total of 14 drill holes varying in length from 49 to 250 metres were completed during the phase I Drill Program.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS – Cont'd.

Year-to-date

Buck Lake completed its 2 week surface exploration on the Gwyn Lake Gold Property during the year ended December 31, 2004. The Company announced the discovery of two gold occurrences within a proven regional gold belt on the Gwyn Lake Gold Property.

During the year ended December 31, 2004 the Company incurred $36,000 (2003: $36,000) in consulting services, $66,771 (2003: $105,786) in interest charges, $15,979 (2003: $8,341) in filing fees, $117,872 (2003: $130,650) in professional fees, $48,497 (2003: $32,047) in office and miscellaneous expenses, $30,000 (2003: $30,000) in management fees, $42,000 (2003: $42,000) in office rent, $40,640 (2003: $2,603) in shareholder communication costs, $6,725 (2003: $3,567) in transfer agent fees, and $15,376 (2003: $7,896) in travel and promotion expenditures. In addition the company recorded amortization of $4,203 (2003: $5,458) and $262,775 non-cash compensation expense representing fair value of the stock options granted during the year.

It is important to note that the Company's net loss for the year ended December 31, 2004, include non-cash items, such as non-cash compensation expense affected the financial results of the Company and the comparability of these financial results with 2003.

REVENUE

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSE

The following table identifies the changes in general and administrative expenditures for the years ended December 31, 2003, 2002 and 2001:

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December , 2002
	$	$	$
Accounting, audit and legal	117,872	130,650	131,233
Increase (decrease) *	(9.78)	(0.45)	-
Amortization	4,203	5,458	7,016
Increase (decrease) *	(23.00)	(22.21)	-
Interest	66,771	105,786	44,430
Increase (decrease) *	(36.88)	138.09	-
Consulting fees	36,000	36,000	37,500
Increase (decrease) *	-	(4.0)	-
Filing fees	15,979	8,341	3,709
Increase (decrease) *	91.57	124.81	-
Management fees	30,000	30,000	30,000
Increase (decrease) *	-	-	-
Office services and expenses	48,497	32,047	7,490
Increase (decrease) *	51.33	327.86	-
Promotion and travel	15,376	7,896	62,784
Increase (decrease) *	94.73	(87.42)	-
Rent	42,000	42,000	42,000
Increase (decrease) *	-	-	-
Shareholder communications fees	40,640	2,603	-
Increase (decrease) *	1,461.28	N/A	-
Stock-based compensation	262,775	-	-
Increase (decrease) *	N/A	-	-
Transfer agent	6,725	3,567	3,698
Increase (decrease) *	88.53	(3.54)	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

In addition to administrative expenditures shown in the above table, the Company recoded property investigation costs of $4,400 and interest income of $607.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for the last eight quarters:

	Year ended December 31,							
	2004				2003			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(541,361)	(89,131)	(65,727)	(152,076)	(54,861)	(70,455)	(75,190)	(273,304)
Basic/diluted loss per share	(0.02)	(0.01)	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)	(0.02)

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

SUMMARY OF QUARTERLY RESULTS –Cont'd.

During the quarter ended December 31, 2004 the Company incurred $9,000 (2003: $9,000) in consulting services, $20,186 (2003: $49,675) in interest charges, $662 (2003: $3,237) in filing fees, $57,533 (2003: $98,696) in professional fees, $22,933 (2003: $23,563) in office and miscellaneous expenses, $7,500 (2003: $7,500) in management fees, $10,500 (2003: $10,500) in office rent, $12,332 (2003: $103) in shareholder communication costs, $901 (2003: $530) in transfer agent fees, and $5,078 (2003: $386-recovery) in travel and promotion expenditures. In addition the Company recorded amortization of $941 (2003: $1,365) during the quarter.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, the Company had a working capital deficiency of $1,252,815 (2003: $1,017,962).

During the year ended December 31, 2004 Buck Lake closed a private placement of 5,500,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.12 per share. The units were subject to a hold period and become free trading on June 10, 2004. 220,000 units also restricted from trading until June 10, 2004 were issued as a finder's fee in connection with the private placement.

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

At December 31, 2004, the Company held cash on hand of $1,190 (2003: $310,176) and liabilities totalled $1,323,691 (2003: $1,372,706).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

(a) Authorized:

100,000,000 common shares without par value.

(b) Issued:

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

SHARE CAPITAL – Cont'd

	# of shares	$
Balance December 31, 2001	12,504,004	5,302,438
Pursuant to the private placement at $0.35	485,714	170,000
Pursuant to the exercise of stock options at $0.15	50,000	7,500
Pursuant to the exercise of stock options at $0.21	56,833	11,935
Pursuant to the exercise of stock options at $0.36	30,000	10,800
Pursuant to resource property acquisition at $0.40	75,000	30,000
Balance December 31, 2002	13,201,551	5,532,673
Pursuant to private placements - $0.10	4,000,000	400,000
Finders fees	146,760	-
Pursuant to resource property acquisitions – at $0.17	150,000	25,500
– at $0.18	20,000	3,600
Balance December 31, 2003	17,518,311	5,961,773
Pursuant to private placements - $0.10	5,500,000	550,000
Less: issues costs	-	(29,151)
Finders fees	220,000	-
Pursuant to resource property acquisitions – at $0.20	30,000	6,000
– at $0.06	50,000	3,000
Balance December 31, 2004, and May 2, 2005	23,318,311	6,491,622

At December 31, 2004, the company's transfer agent held 250,000 common shares in escrow. The release of these shares is subject to regulatory approval. Any shares not released by March 13, 2003 will be cancelled. As of March 13, 2003 these shares were not released and are subject to cancellation.

Commitments

Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of December 31, 2004 and 2003 and the changes during the years then ended is as follows:

SHARE CAPITAL – Cont'd

Commitments – Cont'd

Stock-based Compensation Plan

	2004 #	2004 Weighted Average Price	2003 #	2003 Weighted Average Price
Options exercisable and outstanding, beginning of the year	-		660,595	$ 0.36
Granted	1,751,831	$ 0.13	-	
Expired	-		(660,595)	$ 0.36
Options exercisable and outstanding, end of the year	1,751,831	$ 0.13	-	$ -

At December 31, 2004 there were 1,751,831 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
1,751,831	$0.13	January 5, 2006

Share Purchase Warrants

At December 31, 2004, there were 9,793,380 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Price	Expiry Date
2,248,380	$0.12	December 22, 2005
1,825,000	$0.12	December 31, 2005
5,720,000	$0.12	February 9, 2006
9,793,380		

During the year ended December 31, 2004, 485,714 share purchase warrants outstanding as at December 31, 2003 expired.

SHARE CAPITAL – Cont'd

Commitments – Cont'd

Flow-Through Offering

During the year ended December 31, 2004, the Company issued 100,000 flow-through units at a price of $0.10 per unit for total proceeds of $10,000. (2003: 4,000,000 flow-through units at a price of $0.10 per unit for total proceeds of $400,000). The Company is committed to spending the flow-through unit proceeds on exploration and development activities and to renouncing $10,000 of eligible Canadian exploration expenditures to the flow-through shareholder. This amount will not be available to the Company for future deduction from taxable income.

RELATED PARTY TRANSACTIONS

The Company was charged the following amounts by directors or officers of the Company or by companies with directors or officers in common:

	Year ended December 31, 2004	2003
Consulting fees	$ 36,000	$ 36,000
Deferred exploration costs		
– geological consulting	38,850	23,925
Interest	27,933	22,806
Management fees	30,000	30,000
Promotion and travel	1,925	-
Property investigation costs	4,400	-
Shareholders communications fees	4,550	-
	$ 143,658	$ 112,731

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At December 31, 2004, marketable securities include $6,000 (2003: $6,000) in common shares of companies with common directors.

At December 31, 2004, amounts due to related parties include $628,354 (2003: $631,578) due to directors or officers of the Company or to companies with directors or officers in common. These

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

RELATED PARTY TRANSACTIONS – Cont'd

amounts are unsecured, non-interest bearing and have no specific terms for repayment. These amounts are comprised of unpaid consulting fees, geological consulting fees, management fees and advances made to the company.

During the year ended December 31, 2004, included in private placements were 800,000 common shares at $0.10 per share (2003: 100,000 common shares at $0.10 per share) issued to directors and a private company with a director in common for total consideration of $80,000 (2003: $10,000).

RISKS AND UNCERTAINTIES

Buck Lake plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-1669

Date and Time: July 12, 2005 04:29 PM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report
BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **July 12, 2005 04:29 PM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY	
BUCK LAKE VENTURES LTD. 501 - 905 WEST PENDER STREET VANCOUVER BC V6C 1L6 CANADA	INCORPORATION NUMBER **BC0225795**
	DATE OF RECOGNITION **February 2, 1981**
	DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF RECOGNITION IN BC) **February 2, 2005**

RECEIVED
2005 SEP 23 A

OFFICER INFORMATION AS AT February 2, 2005

Last Name, First Name, Middle Name:
DRINOVZ, LEETA M.
Office(s) Held: (Other Office(s))

Mailing Address:
407 2173 W 6TH AVE
VANCOUVER BC V6K1V5

Delivery Address:
407 2173 W 6TH AVE
VANCOUVER BC V6K1V5

Last Name, First Name, Middle Name:
RIZZUTI, JOHN
ffice(s) Held: (Secretary)

Mailing Address:
4019 HOLLYRIDGE PLACE
VICTORIA BC V8N5N8

Delivery Address:
4019 HOLLYRIDGE PLACE
VICTORIA BC V8N5N8

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.
Office(s) Held: (CEO, CFO, President)

Mailing Address:
305 1132 HARO ST
VANCOUVER BC V6Z2M3

Delivery Address:
305 1132 HARO ST
VANCOUVER BC V6Z2M3

82-1669

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
SECTION 127

Filed Date and Time: **November 29, 2004 03:06 PM Pacific Time**

Incorporation Number:
BC0225795

Name of Company:
BUCK LAKE VENTURES LTD.

Date of Change of Directors

October 31, 2004

Director(s) who have ceased to be Directors

Last Name, First Name, Middle Name:
DICAIRE, DAVID B.

Mailing Address:
1343 CHARTER HILL DRIVE
COQUITLAM BC V3E1P1

Delivery Address:
1343 CHARTER HILL DRIVE
COQUITLAM BC V3E1P1

Director(s) as at October 31, 2004

Last Name, First Name, Middle Name:
BRICKNER, RENEE

Mailing Address:
40167 BILLS PLACE
SQUAMISH BC V0N3G0

Delivery Address:
40167 BILLS PLACE
SQUAMISH BC V0N3G0

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVE
NORTH VANCOUVER BC V7R3L1

Delivery Address:
4403 RANGER AVE
NORTH VANCOUVER BC V7R3L1

Last Name, First Name, Middle Name:
DRINOVZ, LEETA M.

[redacted]

Mailing Address:
407 2173 W 6TH AVE
VANCOUVER BC V6K1V5

Delivery Address:
407 2173 W 6TH AVE
VANCOUVER BC V6K1V5

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 1132 HARO ST
VANCOUVER BC V6Z2M3

Delivery Address:
305 1132 HARO ST
VANCOUVER BC V6Z2M3

Last Name, First Name, Middle Name:
SHAW, KIRK

Mailing Address:
112 WEST 6TH AVE
VANCOUVER BC V5Y1K6

Delivery Address:
112 WEST 6TH AVE
VANCOUVER BC V5Y1K6

82-1669

BUCK LAKE VENTURES LTD.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 682-7159 Fax: (604) 669-5886

May 10, 2005

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

RE: Buck Lake Ventures Ltd.

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Buck Lake Ventures Ltd. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1.	Meeting Type:	Annual General and Special Meeting
2.	CUSIP Number:	118 049 10 5
3.	Class of Security entitled to receive notification:	Common
4	Class of Security entitled to vote:	Common
5.	Record Date for Notice:	June 10, 2005
6.	Record Date for Voting:	June 10, 2005
7.	Beneficial Ownership determination date:	June 10, 2005
8.	Meeting Date:	July 15, 2005
9.	Meeting Location:	Vancouver

Dated at Vancouver, British Columbia, this 10th day of May, 2005 .

Sincerely,

BUCK LAKE VENTURES LTD.

PER:
:signed
Ray Roland
Director

82-1669

BUCK LAKE VENTURES LTD.

Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6
Telephone: 604 682-7159 Fax: 604 669-5886

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual and special general meeting of the shareholders of BUCK LAKE VENTURES LTD. (the "Company") will be held at Suite 501, 905 West Pender Street, Vancouver, British Columbia, on Friday, July 15, 2005, at the hour of 11:30 A.M., Vancouver time, for the following purposes:

1. To receive the Report of the Directors, the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2004.
2. To fix the number of directors at five (5).
3. To elect directors for the ensuing year.
4. To appoint Amisano Hanson, Chartered Accountants, as auditors of the Company for the ensuing year.
5. To authorize the directors to fix the remuneration to be paid to the auditors.
6. To pass an ordinary resolution to ratify and approve the Company's stock option plan.
7. To pass an ordinary resolution authorizing the Company to file a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia), and authorizing the Company to alter its Articles to the extent necessary to ensure compliance with the *Business Corporations Act* (British Columbia) by adding to the face page thereof the Company's incorporation number.
8. To pass a special resolution to remove the application of the Pre-Existing Company Provisions to the Company, and altering the Notice of Articles of the Company, subject to the filing of the Transition Application under the Business Corporations Act (British Columbia).
9. To pass a special resolution to increase of the authorized capital of the Company to an unlimited number of common shares without par value, as more fully disclosed in the accompanying Information Circular.
10. To pass a special resolution, subject to the filing of a Notice of Alteration removing the application of the Pre-Existing Company Provisions, the Articles of the Company be altered by deleting and canceling its existing Articles and creating and adopting new Articles.
11. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice. **The Proxy or Voting Instruction Form must be completed in accordance with the instructions set out therein and in the Information Circular accompanying this Notice, and, to be valid, must be received by the Company at Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6, Telephone: 604 682-7159 Fax: 604 669-5886 not fewer than 48 hours before the time fixed for the Meeting.**

DATED at Vancouver, British Columbia, this 6th day of June, 2005.

By order of the Board
BUCK LAKE VENTURES LTD.

"Raymond Roland"

Raymond Roland,
Chief Executive Officer and President

d2-1669

RECEIVED

BUCK LAKE VENTURES LTD.
Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6

INFORMATION CIRCULAR

(As at June 10, 2005, except as indicated)

BUCK LAKE VENTURES LTD. (the "Company") is providing this information circular and a form of proxy in connection with management's solicitation of proxies for use at the annual and special general meeting (the "Meeting") of the Company to be held on July 15, 2005 and at any adjournments thereof. Unless the context otherwise requires, when we refer in this information circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company or the Company's solicitor (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the Company's offices at Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the Request for Voting Instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares, of which 23,318,311 common shares are issued and outstanding. Persons who are registered common shareholders at the close of business on June 10, 2005 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at five (5).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed*[(2)]
Raymond Roland[(1)] Vancouver, BC *Chief Executive Officer, President and Chief Financial Officer*	Financial Consultant; President, Roland Financial Services Ltd.; President, Buck Lake Ventures Ltd.; President, International Alliance Resources Inc.; President Pacific Topaz Resources Ltd.; Previously Senior Manager, Western Canada, Royal Bank of Canada	June 27, 2000 to present	1,129,460
Kirk Shaw[(1)] Vancouver, BC *Director*	Television and film producer	January 18, 1999 to present	612,820
Douglas B. Brooks[(1)] North Vancouver, BC *Director*	President, Boss Gold Corp. since 1998; Investment Advisor with RBC Dominion Securities Inc. to 1997	June 27, 2000 to present	758,652
Renee Brickner Squamish, BC *Director*	Consulting Geologist, June 1999 to present	May 2, 2003 to present	242,715
Leeta M. Drinovz Vancouver, BC *Director and Assistant Secretary*	Professional Administrator	January 18, 1999 to present	396,833

NOTES:

(1) Member of the audit committee.

(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at June 10, 2005, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

Cease Trade Orders

Raymond Roland was a director of Ballad Gold & Silver Ltd. when it became the subject of a Cease Trade Order issued by the British Columbia Securities Commission on May 29, 2001 for failure to file financial statements. Such Order was rescinded on August 28, 2001.

Raymond Roland was a director of Pacific Topaz Resources Ltd. when it became the subject of a Cease Trade Order issued by the British Columbia Securities Commission on May 16, 2001 for failure to file financial statements. Such Order was rescinded on August 13, 2001.

Douglas B. Brooks and Leeta Drinovz were directors of Maximum Ventures Inc. when it became the subject of a Cease Trade Order issued by the British Columbia Securities Commission on April 18, 2001 for failure to file financial statements. Such Order was rescinded on July 17, 2001. In addition, on March 1, 2005 a Cease Trade Order was issued by the British Columbia Securities Commission against

Maximum Ventures Inc. for failing to file financial statements. Douglas Brooks and Leeta Drinovz are currently directors of Maximum Ventures Inc.

Douglas B. Brooks and Leeta Drinovz were directors of Pierre EnTerprises Ltd. when it became the subject of a Cease Trade Order issued by the British Columbia Securities Commission on May 11, 2003 for failure to file financial statements; such Order has not been rescinded.

To the knowledge of the Company, no proposed director is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

EXECUTIVE COMPENSATION

Summary of Compensation

Pursuant to Form 51-102F6 adopted by the Canadian Securities Administrators, the following table (presented in accordance with the rules (the "Rules") made under the *Securities Act* (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2004 and the other three most highly compensated executive officers of the Company as at December 31, 2004 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

		Annual Compensation			*Long Term Compensation*			
					Awards		*Payouts*	
NEO Name and Principal Position	*Year*	*Salary OR Fees ($)*	*Bonus ($)*	*Other Annual Compen-sation ($)*	*Securities Under Option/ SAR's Granted (#)*	*Shares/Units Subject to Resale Restrictions ($)*	*LTIP Payouts ($)*	*All Other Compen-sation ($)*
Raymond Roland Chief Executive Officer, President and Chief Financial Officer	2004 2003 2002	$36,000[(1)] $36,000[(1)] $36,000[(1)]	Nil Nil Nil	Nil Nil Nil	651,831[(2)] Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

NOTES:

(1) Fees for financial consulting services were paid to Roland Financial Services Ltd., a non-reporting British Columbia company wholly owned by Mr. Roland

(2) Mr. Brooks was granted an option to purchase up to 651,831 common shares, exercisable at the price of $0.13 per share, expiring January 16, 2006

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to directors, officers, employees and consultants with respect to options that have been granted or may be granted pursuant to the Company's stock option plan (Refer to the section entitled "Particulars of Other Matters to be Acted Upon"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

The following table sets forth all stock options granted during the financial year ended December 31, 2004 to the Company's Named Executive Officer:

Name	Securities Under Options/SAR's Granted (#)	% of Total Options/SAR's Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on the Date of Grant ($/Security)	Expiration Date
Raymond Roland	651,831	70%	$0.13	$143,402	January 14, 2006

NOTES:

(1) The closing price of the Company's shares on the date of grant, February 10, 2004 was $0.22

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officer and the financial year-end value of unexercised options on an aggregated basis.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options/ SAR's at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Financial Year-End(1) ($) Exercisable/ Unexercisable
Raymond Roland Chief Executive Officer, President and Chief Financial Officer	Nil	N/A	651,831/Nil	Nil(1)/Nil(1)

(1) Dollar value is equal to the number of securities acquired on exercise times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise of base price of the options.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company has no employment contracts with any Named Executive Officer.

The Company has no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company has a stock option plan for the granting of incentive stock options to officers, employees, consultants and Directors. The Company granted an aggregate of 1,751,831 stock options during the most recently completed financial year, at the exercise price of $0.13 per share. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors, Officer and Consultants of the Company and to closely align the personal interests of such persons to that of the shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders (Stock Option Plan)	1,751,831	$0.13	580,000
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	1,751,831	$0.13	580,000

Venture Issuer Exemption

Pursuant to Form 51-102F6, a Venture Issuer is entitled to omit disclosure otherwise required to be provided under those portions of Form 51-102F6 entitled "Option and SAR Repricings", Defined Benefit or Actuarial Plan Disclosure", "Composition of the Compensation Committee", Report on Executive Compensation" and "Performance Graph". The Company is a Venture Issuer and has omitted such disclosure.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Matters to be Acted Upon

The Directors and Officers of the Company have an interest in the ratification of acts of Directors and approval of the stock option plan. Otherwise no Director or Executive Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Private Placement

During the financial year ended December 31, 2004, the Company closed a private placement of 4,000,000 flow-through units at $0.10 per unit. Each unit consisted of one flow-through common share and one two year non-transferable share purchase warrant exercisable for one year at $0.12 per share. The directors of the Company participated as to 800,000 units.

Geological Services

An aggregate of $38,850 was paid to Gold Brick Enterprises Ltd., of Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6. Gold Brick Enterprises Ltd. is a non-reporting British Columbia company wholly owned by Renee Bricker, a director of the Company. Such fees were paid for geological consulting fees and exploration expenditures.

Management Contract

The Company is party to a management contract with Selkirk Anglers' Guide Services Ltd. ("Selkirk") of Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6. Selkirk is a British Columbia non-reporting company, wholly owned by Leeta Drinovz, a director and officer of the Company. Selkirk is engaged to perform management services on behalf of the Company at a fee of $2,500 per month.

APPOINTMENT OF AUDITOR

Amisano Hanson, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Amisano Hanson as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Amisano Hanson, Chartered Accountants, were first appointed as auditors of the Company on April 1, 1994.

MANAGEMENT CONTRACTS

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and directors of the Company. Refer to the section entitled "Interest of Informed Persons in Material Transactions" "Management Contract" above for particulars.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

<u>Documents/Reports Review</u>

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

    i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

    ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

    iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Raymond Roland	Not independent(1)	Financially literate(1)
Kirk Shaw	Independent(1)	Financially literate(1)
Douglas B. Brooks	Independent(1)	Financially literate(1)

(1) As defined in Multilateral Instrument 52-110

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of Multilateral Instrument 52-110 *(De Minimis Non-audit Services)*, or an exemption from Multilateral Instrument 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2004	23,000	-	-	-
December 31, 2003	18,000	-	-	-

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval and Ratification of Stock Option Plan

In August of 2002, the TSX Venture Exchange adopted a new stock option policy whereby all Tier 2 companies must implement and approve a stock option plan. In accordance with this policy, the Company adopted a Stock Option Plan which was originally approved by the shareholders on June 25, 2003. In accordance with the policies, such plan must be approved annual and therefore, members will be asked to approved the same. The Stock Option Plan authorizes the Board to issue options to directors, officers, key employees and others who are in a position to contribute to the future success and growth of the Company.

Under the Stock Option Plan, the aggregate number of common shares issuable upon exercise of options granted thereunder may not exceed 10% of the total number of outstanding common shares of the Company at the time the options are granted. Further, the aggregate number of common shares issuable upon the exercise of the options granted thereunder to any one individual may not exceed 5% of the total number of outstanding common shares of the Company. Options issued pursuant to the Stock Option Plan must have an exercise price not less than that from time to time permitted by the stock exchange on which the common shares are then listed. The period during which an option may be exercised shall be determined by the Board at the time the option is granted, subject to any vesting limitations which may be imposed by the Board at the time such option is granted, provided no option shall be exercisable for a period exceeding five (5) years from the date the option is granted.

The options granted under the Stock Option Plan expire on the earlier of the date of the expiration of the option period noted above and must expire 90 days after the date a holder ceases to hold the position or positions of director, officer, employee or consultant of the Company and within 30 days for any optionee engaged in investor relations activities. In the event of the death or permanent disability of a holder, any option previously granted to him shall be exercisable until the end of the option period noted above or until the expiration of 12 months after the date of death or permanent disability of such option holder, whichever is earlier.

In the event of a sale by the Company of all or substantially all of its assets or in the event of a change in control of the Company, each holder shall be entitled to exercise, in whole or in part, the options granted to such holder, either during the term of the option or within 90 days after the date of the sale or change of control, whichever first occurs.

An aggregate of 1,751,831 options are currently outstanding under the Stock Option Plan and these options have been granted to directors, officers, employees and consultants of the Company.

In addition to the terms of the Stock Option Plan mentioned above, the policies of the TSX Venture Exchange require approval be approved by the affirmative vote of a majority of the votes cast at the Meeting, other than the votes attaching to the common shares beneficially owned by the insiders of the Company to whom the options may be granted pursuant to the Stock Option Plan, or their associates to the Company:

(a) decreasing the exercise price of stock options previously granted to insiders;

(b) issuing to insiders, upon the exercise of stock options, within a one year period, shares exceeding 10% of the outstanding listed shares; and

(c) issuing to any one insider and such insider's associates, upon the exercise of stock options, within a one year period, shares exceeding 5% of the outstanding listed shares.

A copy of the Stock Option Plan will be available for shareholders to review at the annual and special general meeting, if requested.

Therefore, shareholders will be asked to approve the following resolution, by way of disinterested shareholder approval:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Company's Stock Option Plan be and is hereby ratified, approved and confirmed including the reserving for issuance under the Stock Option Plan at any time of a maximum of 10% of the issued and outstanding shares of the Company, subject to any amendments that may be required by the TSX Venture Exchange;

2. the Company be authorized to abandon or terminate all or any part of the Stock Option Plan if the Board of the Company deems it appropriate and in the best interests of the Company to do so;

3. the Company be and is hereby authorized to grant options pursuant and subject to the terms and conditions of the Stock Option Plan;

4. the Company be and is hereby, at the discretion of the board of directors, to amend the exercise price of previously granted option agreements, without further approval by the shareholders, all in accordance with the policies of the TSX Venture Exchange; and

5. any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commissions forms, as may be required to give effect to the true intent of this resolution."

It is the intention of the persons named in the enclosed instrument of proxy, if not expressly directed otherwise in such instrument of proxy, to vote such proxies FOR the ordinary resolution to approve the Stock Option Plan.

Transition Application to Effect Transition of the Company under the *Business Corporations Act* (British Columbia)

The British Columbia *Business Corporations Act* (sometimes referred to herein as the "New Act") came into force on March 29, 2004. As a result, the British Columbia *Company Act* was repealed, and the Company became a "pre-existing company" subject to the provisions of the New Act and the "Pre-Existing Company Provisions" set forth in Table 3 to the British Columbia *Business Corporations Regulation*. A copy of the Pre-Existing Company Provisions may be viewed during normal business hours at the offices of the Company's at Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6.

Every pre-existing company is required to file a Transition Application containing a Notice of Articles with the British Columbia Registrar of Companies (the "Registrar"), as a result of which the Notice of Articles will be deemed to supersede and replace the company's Memorandum. A pre-existing company that fails to file a Transition Application containing a Notice of Articles no later than March 29, 2006 will be subject to dissolution. Further, a pre-existing company that has not transitioned itself under the New Act may not effect any changes to its Memorandum or Articles.

The New Act does not permit the Company to make any changes to its Charter as part of the filing of the Transition Application. The information contained in the Transition Application will reflect the current status of the Company at the time of its filing, including the mandatory application of the Pre-Existing Company Provisions.

In light of the foregoing, the shareholders will be asked to approve the following ordinary resolution to approve the transition of the Company under the New Act:

"BE IT RESOLVED THAT:

1. The Company be and is hereby authorized to file a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia);

2. The Notice of Articles, in addition to containing the other information required to be included therein under *Business Corporations Act* (British Columbia), shall provide that:

   (a) the authorized share structure shall consist of 100,000,000 common shares; and

   (b) the Pre-Existing Company Provisions set forth in Table 3 to the British Columbia *Business Corporations Regulation* shall apply;

3. The Company be and is hereby authorized to alter its Articles to the extent necessary to ensure compliance with section 438 (3) of the *Business Corporations Act* (British Columbia) by adding to the first page thereof the Company's incorporation number; and

4. Any one director or officer of the Company be and is hereby authorized to execute such documents and instruments, and to do such further acts, as may be necessary to give full effect to these resolutions."

Alterations to Corporate Charter

Once the Company has filed the Transition Application containing a Notice of Articles, it can amend its Charter to take advantage of certain provisions of the New Act that give greater flexibility to companies in terms of corporate governance. For example:

- a company may amend its articles to specify the level of shareholder approval required to pass a special resolution at a meeting of shareholders, provided the required level of approval is at least 2/3 and not more than 3/4 of the votes cast;
- a company may amend its authorized share structure to provide for an unlimited number of authorized shares; and
- a company may hold its own shares instead of returning them to treasury, and a subsidiary company may hold the shares of its parent company.

Removal of Pre-Existing Company Provisions

The Pre-Existing Company Provisions carry over certain requirements that the Company was subject to under the former *Company Act* (British Columbia). For example, they provide that the majority of votes required for a pre-existing company to pass a special resolution at a general meeting of shareholders is 3/4 of the votes cast on that resolution. In order to take full advantage of the flexibility offered by the New Act, the Company's shareholders will be asked to adopt a special resolution authorizing the alteration of the Notice of Articles to remove the application of the Pre-Existing Company Provisions.

In light of the foregoing, the shareholders will be asked to consider and, if appropriate, approve the following as a special resolution requiring approval by at least 3/4 of the votes cast at the Meeting:

> "BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT, subject to the filing of a Transition Application containing a Notice of Articles as required by the *Business Corporations Act* (British Columbia):
>
> 1. The Pre-Existing Company Provisions set forth in Table 3 of the Regulations to the *Business Corporations Act* (British Columbia) (the "Pre-Existing Company Provisions") be removed and no longer apply to the Company;
>
> 2. Any one director or officer of the Company be and is hereby authorized and directed, for and on behalf and in the name of the Company, to execute and deliver the Notice of Alteration and any supporting documentation required for the purpose of giving effect to these resolutions; and
>
> 3. The removal of the Pre-Existing Company Provisions shall not take effect until the Notice of Alteration is filed with the Registrar of Companies."

Alteration of Authorized Share Structure

The Company proposes to alter its Notice of Articles to increase the Company's authorized share structure from 100,000,000 common shares without par value to an unlimited number of common shares without par value, as now permitted under the *Business Corporations Act* (British Columbia).

Management believes that authorizing the Company to issue an unlimited number of common shares will benefit the Company by providing greater flexibility to carry out future capital raising activities and helping to avoid delays and expense associated with convening an extraordinary general meeting to approve further alterations to the Company's authorized share structure.

The increase to the authorized share structure requires the affirmative vote of not less than 3/4 of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy and the filing thereof in the Company's records office. Accordingly, the Company's shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution (the "Authorized Share Structure Resolution") as follows:

> "BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT,
>
> (a) the Notice of Articles of the Company be altered to increase the number of common shares of the Company authorized to be issued to an unlimited number of common shares without par value;
>
> (b) the President or any one Director of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with

all other necessary documents and take such further actions that may be necessary to effect the amendment;

(c) the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company's record office; and

(d) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies (British Columbia).

Replacement of Corporate Articles

The Company proposes to amend its Charter to delete and cancel the existing Articles of the Company, and to replace them in their entirety with new proposed Articles, such Articles which will be presented at the meeting for consideration. The proposed Articles will also be available for inspection at the offices of the Company, at Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6, at any time during normal business hours before the Meeting.

Section 8.2 of the proposed Articles provides that the level of shareholder approval required to pass a special resolution at a meeting of shareholders, shall be 2/3 of the votes cast rather than 3/4 of the votes cast. The shareholders will be asked to consider and, if appropriate, approve the following as a special resolution requiring approval by at least 3/4 of the votes cast at the Meeting:

> "BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT, subject to the filing of a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia), and subject also to the filing of a Notice of Alteration removing the application of the Pre-Existing Company Provisions, the Articles of the Company be altered by deleting and canceling its existing Articles and creating and adopting new Articles, as presented for consideration at the Meeting, as the Articles of the Company."

<u>Recommendation of the Company's Directors</u>

The directors have reviewed and considered all facts respecting the foregoing matters that they have considered to be relevant to shareholders. It is the unanimous recommendation of the Company's directors that shareholders vote for passage of the foregoing resolutions.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information relating to BUCK LAKE VENTURES LTD. is provided in the Company's comparative financial statements for the financial year ended December 31, 2004. Shareholders may contact the Company to request copies of financial statements at the following address:

BUCK LAKE VENTURES LTD.
Suite 501
905 West Pender Street
Vancouver, BC
V6C 1L6
Telephone: 604 682-7159
Fax: 604 669-5886

OTHER MATERIAL FACTS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgement of the persons voting by proxy.

CERTIFICATION AND BOARD APPROVAL

The undersigned hereby certifies that the contents and the sending of this Information Circular to the Company's shareholders have been approved by the Board of Directors. The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, on the 6th day of June, 2005.

BY ORDER OF THE BOARD
BUCK LAKE VENTURES LTD.

"Raymond Roland"

RAYMOND ROLAND,
Chief Executive Officer and President

82-[illegible]

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF BUCK LAKE VENTURES LTD. (THE "COMPANY") TO BE HELD AT SUITE 501, 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA ON FRIDAY, JULY 15, 2005 AT 11:30 A.M. VANCOUVER TIME

The undersigned member ("Registered Shareholder") of the Company hereby appoints, RAYMOND ROLAND, the Chief Executive Officer and President of the Company, or failing this person, **RENEE BRICKNER**, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

If the number of shares represented by this proxy form is not indicated by the Registered Shareholder, then it shall be deemed to represent that number indicated on the affixed label.

PROXY

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

	Resolution	For	Against
1.	To determine the number of Directors at five (5)		
		For	**Withhold**
2.	To elect as Director, Raymond Roland		
3.	To elect as Director, Kirk Shaw		
4.	To elect as Director, Douglas B. Brooks		
5.	To elect as Director, Renee Brickner		
6.	To elect as Director, Leeta M. Drinovz		
7.	To appoint Amisano Hanson as Auditors of the Company		
		For	**Against**
8.	To authorize the Directors to fix the auditors' remuneration		
9.	To pass an ordinary resolution to approve and ratify the Company's stock option plan.		
10.	To pass an ordinary resolution authorizing the Company to file a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia), and authorizing the Company to alter its Articles to the extent necessary to ensure compliance with the *Business Corporations Act* (British Columbia) by adding to the face page thereof the Company's incorporation number		
11.	To pass a special resolution to remove the application of the Pre-Existing Company Provisions to the Company, and altering the Notice of Articles of the Company, subject to the filing of the Transition Application under the Business Corporations Act (British Columbia)		
12.	To pass a special resolution to increase of the authorized capital of the Company to an unlimited number of common shares without par value, as more fully disclosed in the accompanying Information Circular.		
13.	To pass a special resolution, subject to the filing of a Notice of Alteration removing the application of the Pre-Existing Company Provisions, the Articles of the Company be altered by deleting and canceling its existing Articles and creating and adopting new Articles		
14.	To transact such other business as may properly come before the Meeting		

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chair of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;**

OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting voting instructions must be ***DEPOSITED*** *at the office of the Company, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The mailing address of the Company is Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6 and its fax number is (604) 669-5886.*

82-1669

BUCK LAKE VENTURES LTD.

(the "Company")

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that the Company send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our offices.

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank's name).

COMPLETE AND RETURN THIS FORM TO:

Buck Lake Ventures Ltd.
501 – 905 West Pender Street
Vancouver, B.C., V6C 1L6

I wish to receive Annual Financial Statements and MD&A ☐

I wish to receive Interim Financial Statements and MD&A ☐

Dated: ____________________ 2005

____
Signature

____
Name – *Please Print*

____
Address

____
City/Prov/State Postal Code

____
Fax Number

____
E-Mail Address

Please indicate your Preferred Method of Communication (check accordingly):

E-Mail: ☐ Mail: ☐

82-1669

RECEIVED
2005 SEP 23 A 10:5
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BUCK LAKE VENTURES LTD.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Raymond Roland, Chief Financial Officer for **Buck Lake Ventures Ltd.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Buck Lake Ventures Ltd.** (the issuer) for the year ending **December 31, 2004;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: May 2, 2005

"Raymond Roland"

Raymond Roland
Chief Financial Officer

82-1669

BUCK LAKE VENTURES LTD.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Raymond Roland, President and Chief Executive Officer for **Buck Lake Ventures Ltd.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Buck Lake Ventures Ltd.** (the issuer) for the year ending **December 31, 2004;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: May 2, 2005

"Raymond Roland"

Raymond Roland
President & CEO

82-1669

BUCK LAKE VENTURES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004

(Unaudited - Prepared by Management)

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
June 30, 2004 and December 31, 2003
(Unaudited – Prepared by Management)

ASSETS

	(Unaudited) June 30, 2004	(Audited) December 31, 2003
Current		
Cash	$ 85,543	$ 310,176
Amounts receivable	22,296	16,614
Marketable securities	8,000	8,000
Prepaid expense	30,664	19,954
	146,503	354,744
Capital Assets – Note 3	17,013	19,115
Resource property costs	1,141,155	955,966
	$ 1,304,671	$ 1,329,825

LIABILITIES

Current		
Accounts payable – Note 4	$ 455,464	$ 522,406
Due to related parties	474,119	631,578
Advances payable	7,351	7,351
Loans payable	64,671	211,371
	1,001,605	1,372,706

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital – Note 2	6,517,773	5,961,773
Contributed surplus – Note 2	420,439	-
Deficit	(6,635,146)	(6,004,654)
	303,066	(42,881)
	$ 1,304,671	$ 1,329,825

APPROVED BY DIRECTORS:

"Raymond Roland" Director *"Leeta Drinovz"* Director

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENT OF DEFICIT
(Unaudited - Prepared by Management)

	Six months ended June 30,	
	2004	2003
DEFICIT, BEGINNING OF THE PERIOD	$ 6,004,654	$ 5,530,844
NET LOSS	630,492	125,316
DEFICIT, END OF THE PERIOD	$ 6,635,146	$ 5,656,160

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited - Prepared by Management)

	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
Administrative Expenses				
Amortization	$ 1,051	$ 1,005	$ 2,102	$ 2,369
Consulting	9,000	9,000	18,000	18,000
Interest – Note 4	17,900	19,250	32,162	34,702
Filing fees	5,857	3,750	14,454	4,400
Professional fees	12,424	11,359	57,339	13,359
Office and miscellaneous	11,901	6,771	20,461	7,566
Management fees – Note 4	7,500	7,500	15,000	15,000
Rent	10,500	10,500	21,000	21,000
Shareholder communications	9,283	-	16,821	-
Transfer agent	1,558	1,024	4,721	2,515
Travel & promotion	2,336	355	8,582	6,464
Net loss before other items	(89,310)	(70,514)	(210,642)	(125,375
Other items				
Interest and miscellaneous income	179	59	589	59
Non-cash compensation charge – Note 2	-	-	(420,439)	-
Net loss for the period	$ (89,131)	$ (70,455)	$ (630,492)	$ (125,316)
Loss per share	$ 0.01	$ 0.01	$ 0.03	$ 0.02

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
Operating Activities				
Net loss for the period	$ (89,131)	$ (70,455)	$ (630,492)	$ (125,316)
Add (deduct) items not affecting cash:				
Amortization	1,051	1,005	2,102	2,369
Non-cash compensation charge	-	-	420,439	-
	(88,080)	(69,450)	(207,951)	(122,947)
Changes in non-cash working capital balances related to operations:				
Amounts receivable and advances	449	10,316	(5,682)	7,200
Prepaid expense	1,277	(2,466)	(10,710)	(4,417)
Accounts payable	(60,831)	27,760	(66,942)	54,627
Due to related parties	(24,998)	59,352	(157,459)	90,743
	(172,183)	25,512	(448,744)	25,206
Investing Activities				
Acquisition of resource properties	6,000	(35,000)	6,000	(35,000)
Deferred exploration costs	(181,869)	(1,000)	(185,189)	(1,000)
	(175,869)	(36,000)	(179,189)	(36,000)
Financing Activities				
Issuance of common shares for cash	-	-	550,000	-
Loans payable	(3,700)	-	(146,700)	-
Advances payable	-	10,564	-	10,564
	(3,700)	10,564	403,300	10,564
Increase (Decrease) in cash during the period	(351,752)	76	(224,633)	(230)
Cash, beginning of the period	437,295	219	310,176	525
Cash, end of the period	$ 85,543	$ 295	$ 85,543	$ 295

Non-cash transactions – Note 5

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2004
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim three month financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2003 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2003 financial statements.

Note 2 Share Capital

(a) Authorized:
100,000,000 common shares without par value.

(b) Issued:

	# of shares	$
Balance December 31, 2001	12,504,004	5,302,438
Pursuant to the private placement at $0.35	485,714	170,000
Pursuant to the exercise of stock options at $0.15	50,000	7,500
Pursuant to the exercise of stock options at $0.21	56,833	11,935
Pursuant to the exercise of stock options at $0.36	30,000	10,800
Pursuant to resource property acquisition at $0.40	75,000	30,000
Balance December 31, 2002	13,201,551	5,532,673
Pursuant to private placements - $0.10	4,000,000	400,000
Finders fees	146,760	-
Pursuant to resource property acquisitions – at $0.17	150,000	25,500
– at $0.18	20,000	3,600
Balance December 31, 2003	17,518,311	5,961,773
Pursuant to private placements - $0.10	5,500,000	550,000
Finders fees	220,000	-
Pursuant to resource property acquisitions – at $0.20	30,000	6,000
Balance June 30, 2004	23,268,311	6,517,773

Note 2 Share Capital – cont'd

At June 30, 2004, the company's transfer agent held 250,000 common shares in escrow. The release of these shares is subject to regulatory approval. Any shares not released by March 13, 2003 will be cancelled. As of March 31, 2003 these shares were not released and are subject to cancellation.

(c) Commitments:

(i) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of June 30, 2004 and 2003 and the changes during the years then ended is as follows:

	June 30, 2004		June 30, 2003	
	#	Weighted Average Price	#	Weighted Average Price
Options exercisable and outstanding, beginning of the period	-		660,595	$ 0.36
Granted	1,751,831	$ 0.13	-	
Expired	-		(81,714)	$ 0.21
Options exercisable and outstanding, end of the period	1,751,831	$ 0.13	578,881	$ 0.38

At June 30, 2004 there were 1,751,831 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
1,751,831	$0.13	January 16, 2006

The Company adopted the new policy to record the fair value of compensation expense on the granting of stock options effective for the year ended December 31, 2003. The fair value is determined using the Black-Scholes model. For the six months ended June 30, 2004 the Company recorded a non-cash compensation charge of $420,439.

Note 2 Share Capital – Note 9 – (cont'd)

Stock-based Compensation Plan – (cont'd)

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.75%
Dividend yield	-
Expected stock price volatility	199%
Weighted average expected stock option life	2 years

(ii) Share Purchase Warrants

At June 30, 2004, there were 4,559,094 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Price	Expiry Date
2,248,380	$0.12	December 22, 2005
1,825,000	$0.12	December 31, 2005
4,073,380		

Note 3 Capital Assets

	June 30, 2004			June 30, 2003
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 8,934	$ 5,703	$ 3,231	$ 4,617
Furniture and fixtures	16,585	7,987	8,598	10,747
Office equipment	10,000	4,816	5,184	6,840
	$ 35,519	$ 18,506	$ 17,013	$ 22,204

Note 4 Related Party Transactions

The company was charged the following amounts by directors of the company or companies with directors in common:

Note 4 Related Party Transactions – (cont'd)

	Six months ended June 30, 2004	2003
Interest	$ 16,702	$ 9,774
Management fees	15,000	15,000
Consulting	18,000	18,000
	$ 49,702	$ 42,774

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At June 30, 2004, marketable securities include $6,000 (2003: $6,000) in shares of companies with common directors.

At June 30, 2004, amounts due to related parties include $474,119 (2003: $294,172) due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

Note 5 Non–cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows as follows:

a) the Company issued 30,000 common shares at $0.20 per share as an option payment with respect to the Gwyn Lake claims.

b) the Company issued 220,000 common shares as finders fees on a private placement.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

For the six months ended June 30, 2004, Buck Lake Ventures Ltd. ("Buck Lake" or the "Company") has prepared this management discussion following the requirements of new National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of August 31, 2004 provides information on the operations of Buck Lake for the six months ended June 30, 2004 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2003 and 2002.

Overview

Buck Lake is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BUC".

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company is actively acquiring interests in and exploring resource exploration properties. In particular for the past several years Buck Lake has been exploring several properties with Platinum Group Element (PGE) mineralization near Thunder Bay, Ontario.

Buck Lake is actively reviewing several gold and silver properties for acquisition and subsequent exploration in Canada.

Mineral Properties

Buck Lake Project Claims – Ontario

The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. The Company considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles Mine, is found within Archean mafic to ultramafic intrusions which form a circular structure approximately 30 km in diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion, the Wakinoo Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located near this structure.

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles Palladium Mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 119 claim units.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

<u>Buck Lake Project Claims – Ontario</u> – *Cont'd*

The Lac des Iles Deposit is one of the largest of its type in the world and confirms the potential of northwestern Ontario, and the Lac des Iles area in particular, as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% Copper and 9.96% Nickel.

Trenching at the discovery area indicates the Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Preliminary indications are that these two significant PGE discoveries may be part of one large PGE structure of continuous PGE mineralization.

Buck Lake optioned the initial claims from two prospectors. The terms of the property agreement include the Company paying to the prospectors $250,000 over five years, issuing to the prospectors 66,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which Buck Lake may purchase for $500,000. The Company has completed the exploration expenditure requirements called for in the property Option Agreement, having incurred in excess of $500,000 in exploration on this property.

During the year ended December 31, 2003 Buck Lake entered into an amending agreement with respect to its Buck Lake property. Pursuant to the terms of the amending agreement, in consideration of a cash payment of $20,000.00 and the issuance of 150,000 common shares of the Company to the optionors, the final $150,000.00 cash payment due to the optionors on November 30, 2003 has been deferred to January 31, 2005. The amending agreement was accepted for filing by TSX Venture Exchange and the Company issued the 150,000 common shares to the property optionors. The shares were restricted from trading until April 21, 2004.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

<u>Buck Lake Project Claims – Ontario</u> – *Cont'd*

A third party holds a one-time option to acquire a 10% participating interest in the Buck Lake Property to be exercised within 60 days of the Company announcing a program to undertake a formal feasibility study on the Buck Lake Property. The option to acquire the 10% participating interest can be exercised by making a payment to the Company in the amount of 20% of all expenditures of any kind made or incurred in connection with the Buck Lake Property.

During the six months ended June 30, 2004 Buck Lake commenced Diamond Drill Exploration Program at its Buck Lake Platinum/Paladium/Nickel Project and completed phase I of the this program subsequent to the period end.

This drill program was the first drill testing completed on the company's high grade surface showing returning 31.6 grams per ton palladium, 9.96 % nickel, 2.82 grams per ton platinum and 1.53% copper located within the Main Trench on the Buck Lake Property.

This phase I Drill Program was designed to test the Main Discovery Area, with the initial 10 drill holes testing mineralization to depths of up to 200 meters.

A total of 14 drill holes varying in length from 49 to 250 metres were completed during the phase I Drill Program. Of the 14 holes drilled, 10 were located over the Main Trench designed to test the Main Discovery Area where channel and grab sampling revealed the presence of high grade pyroxenite clasts.

DDH	Depth (m)		Interval	Platinum	Palladium	Pt+Pd	Copper	Nickel
	From	To	(m)	ppm	ppm	ppm	ppm	ppm
DDH-1								
	0	1.75	1.75	0.317	0.494	0.811	1090	1300
DDH-9	4.66	6.2	1.54	0.147	0.291	0.438	587	791
	6.2	8.76	2.56	.91	1.21	2.12	1165	3060

DDH-1 and DDH-9 intersected what is interpreted to be a shallow, well fractured, mineralized zone containing variable rusty weathering and 2-10% blebby sulphides. Both drill holes intersected the zone at shallow depths (less than 10 metres). The zone is estimated to be between 1.7 to 3.5 metres, true width, and appears to dip gently (15°) to the northwest where it remains open. Recovery in the upper portion of DDH-1 was approximately 60% while DDH-9 recovery is estimated around 90%.

The other 8 holes drilled on the Main Trench did not intersec t significant mineralization.

The remaining 4 drill holes were located to target various geophysical anomalies throughout the property. DDH-10 was drilled approximately 400 metres southwest of the Main Trench into an IP and magnetic anomaly. While no high grade PGE mineralization was intersected, the drill hole encountered consistently anomalous nickel values throughout the hole.

Buck Lake Project Claims – Ontario – Cont'd

The Company continues to evaluate the results to fully explain the surface mineralization and that encountered in DDH 1 & 9. The Company is also evaluating the additional exploration targets on the property.

East Dog River Property – Ontario

In November 2001, the Company entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by the Company's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion. The East Dog River Property consists of 8 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

The Company intends to explore the East Dog River Property for its potential to host platinum-palladium-nickel mineralization similar to that discovered at the Buck Lake Property.

Buck Lake earned a 100% interest in the East Dog River Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

Mirage Lake Property– Ontario

In November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 2 claims and is 2.88 square km in size or approximately 288 hectares. Access is excellent.

Mirage Lake Property– Ontario – Cont'd

Buck Lake earned a 100% interest in the Mirage Lake Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

Gwyn Lake Gold Property –Ontario

On June 16, 2003 the Company announced it had entered into an agreement for the acquisition of a 100% interest in the Gwyn Lake Gold Property in Northwestern Ontario. The Gwyn Lake Gold Property is located within the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario. Historically, the Beardmore – Geraldton Gold Belt is well known for its extensive mining history including the discovery of over 19 gold mines reportedly having produced over 4 million ounces of Gold with a combined average grade of 11.5 g/t. The property is comprised of three claims totalling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km.

The Gwyn Lake Gold Property is located along a well defined iron formation (IF). The IF is clearly delineated by an airborne magnetic and electromagnetic (EM) survey. Three well defined east-northeast trending subparallel bands of EM conductors lie coincident with two strong east-northeast trending subparallel magnetic anomalies. These geophysical structures delineate a regional Gold Bearing Iron Formation which has been the target of gold exploration for centuries. The Gwyn Lake Property overlies a section along a 2 km strike covering both magnetic anomalies and all three EM bands.

To acquire a 100% interest in the property, Buck Lake must make cash payments totalling $75,000 over 4 years with the first payment of $5,000 due on or before September 1, 2003 (paid), issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. Buck Lake issued 20,000 common shares upon the TSX Venture Exchange approval during the year ended December 31, 2003 and 30,000 common shares during the three months ended March 31, 2004. The vendor retains a 1% net smelter royalty (NSR), half (0.5%) of which can be purchased for a one time payment of $500,000 and the remaining half (0.5%) can be purchased for an additional $1,000,000.

Buck Lake Ventures is expecting to release the results from its 2 week surface exploration on the Gwyn Lake Gold Property.

The following table presents exploration expenditures incurred by the Company during the six months ended June 30, 2004 and the year ended December 31, 2003:

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Buck Lake Claims	Balance December 31, 2002	(Reductions) Additions	Balance, December 31, 2003	(Reductions) Additions	Balance, June 30, 2004
Acquisition Costs					
Cash	$ 65,000	$ 55,000	$ 120,000	$ -	$ 120,000
Shares	9,000	25,500	34,500	-	34,500
Consulting – cash	100,000	-	100,000	-	100,000
Option payments – shares	(23,000)	-	(23,000)	-	(23,000)
	151,000	80,500	231,500	-	231,500
Deferred Exploration Costs					
Assays	19,576	168	19,744	-	19,744
Drilling	-	-	-	165,869	165,869
Equipment rental	54,659	6,040	60,699	-	60,699
Field costs	405,262	6,249	411,511	-	411,511
Geological consulting – Note 9	37,008	19,725	56,733	-	56,733
Line cutting	4,246	-	4,246	-	4,246
Mapping	47,454	-	47,454	-	47,454
Reporting	48,625	1,420	50,045	-	50,045
Staking	3,164	-	3,164	-	3,164
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	231,125	-	231,125	-	231,125
	619,994	33,602	653,596	165,869	819,465
	770,994	114,102	885,096	165,869	1,050,965
East Dog River Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred Exploration Costs					
Assays	-	24	24	-	24
Field costs	3,961	2,802	6,763	-	6,763
Geological consulting	-	3,675	3,675	-	3,675
Reporting	-	48	48	-	48
	3,961	6,549	10,510	-	10,510

..../Cont'd

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Balance December 31, 2002	(Reductions) Additions	Balance, December 31, 2003	(Reductions) Additions	Balance, June 30, 2004
East Dog River Claims	16,461	6,549	23,010	-	23,010
Mirage Lake Claims					
Acquisition Costs					
Cash	$ 5,000	$ -	$ 5,000	$ -	$ 5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred Exploration Costs					
Assays	-	383	383	-	383
Field costs	8,509	3,136	11,645	-	11,645
Reporting	-	1,050	1,050	-	1,050
	8,509	6,669	15,178	-	15,178
	21,009	6,669	27,678	-	27,678
Gwyn Lake Claims					
Acquisition Costs					
Cash	-	5,000	5,000	-	5,000
Shares	-	3,600	3,600	6,000	9,600
	-	8,600	8,600	6,000	14,600
Deferred Exploration Costs					
Assays	-	45	45	-	45
Field costs	-	5,192	5,192	-	5,192
Geological consulting	-	6,300	6,300	13,320	19,620
Reporting	-	45	45	-	45
	-	11,582	11,582	13,320	14,902
	-	20,182	20,182	19,320	39,502
Bo Lake and BL Claims	60,800	(60,800)	-	-	-
	$ 869,264	$ 86,702	$ 955,966	$ 185,189	$ 1,141,155

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Capital Assets

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided over the estimated useful life of the asset using the declining balance basis and an annual rate as follows:

Computer equipment	30%
Furniture and fixtures	20%
Office equipment	20%

One-half of the annual rate is used in the year of acquisition.

Stock-based compensation

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation. These new requirements require that all stock-based compensation payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation costs on the grant of stock options to employees with the addition of pro-forma information. The Company has elected to apply the pro-forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The Company adopted

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Stock-based compensation – Cont'd

the revised requirements of the CICA Handbook Section 3870 on January 1, 2004 whereby the fair value of stock option awards to employees and directors will be recognized as an expense.

Selected Financial Information

The following table presents unaudited selected financial information the six months ended June 30, 2004 and last three audited fiscal years ended December 31, 2003, 2002 and 2001:

	Six months ended June 30, 2004	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	$	$	$	$
Revenue	-	-	-	-
Net loss	(630,492)	(437,810)	(404,752)	(493,165)
Basic and diluted loss per share	(0.03)	(0.04)	(0.03)	(0.05)
Total assets	1,304,671	1,329,825	931,727	888,061

Results of Operations

Net loss for the six months ended June 30, 2004 was $ 630,192 or $0.03 per share as compared to a loss of $125,316 or $0.02 per share for the six months ended June 30, 2003. The increase in the net loss was primarily due to a non-cash compensation charge of $420,439 representing fair value of 1,751,831 stock options granted during the period and the increase of $43,980 in professional fees, $10,054 in filing fees, $16,821 in shareholder communication expenditures, and $12,895 in office expenses.

Revenues

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

Expenses

The following table identifies the changes in general and administrative expenditures for the six months ended June 30, 2004 and 2003 and years ended December 31, 2003, 2002 and 2001:

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Expenses – Cont'd

	Six months ended June 30, 2004	Six months ended June 30, 2003	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December , 2001
	$	$	$	$	$
Accounting, audit and legal	57,339	13,359	130,650	131,233	164,395
Increase (decrease) *	329	-	(0.45)	(20.18)	-
Amortization	2,102	2,369	5,458	7,016	3,930
Increase (decrease) *	(11.27)	-	(22.21)	78.52	-
Interest	32,162	34,702	105,786	44,430	51,182
Increase (decrease) *	(7.32)	-	138.09	(13.20)	-
Consulting fees	18,000	18,000	36,000	37,500	53,000
Increase (decrease) *	-	-	(4.0)	(29.25)	-
Filing fees	14,454	4,400	8,341	3,709	21,678
Increase (decrease) *	228.5	-	124.81	N/A	-
Management fees	15,000	15,000	30,000	30,000	30,000
Increase (decrease) *	-	-	-	-	-
Office services and expenses	20,461	7,566	32,047	7,490	24,329
Increase (decrease) *	170.43	-	327.86	N/A	-
Promotion and travel	8,582	6,464	7,896	62,784	50,078
Increase (decrease) *	32.77	-	N/A	25.37	-
Rent	21,000	21,000	42,000	42,000	42,000
Increase (decrease) *	-	-	-	-	-
Shareholder communications fees	16,821	-	2,603	-	12,500
Increase (decrease) *	N/A	-	N/A	N/A	-
Transfer agent	4,721	2,515	3,567	3,698	4,333
Increase (decrease) *	87.71	-	(3.54)	(14.69)	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

In addition to administrative expenditures shown in the above table, the Company recoded a non-cash compensation charge of $420,439.

Summary of Quarterly Results

The following table presents unaudited selected financial information for the last eight quarters ended June 30, 2004:

	Year ended December 31,							
	2004		2003				2002	
	Q1	Q2	Q1	Q2	Q3	Q4	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-

Net loss	(541,361)	(89,131)	(54,861)	(70,455)	(75,190)	(273,304)	(60,590)	(166,947)
Basic/diluted loss per share	(0.02)	(0.01)	(0.00)	(0.01)	(0.01)	(0.02)	(0.01)	(0.02)

Liquidity and Capital Resources

At June 30, 2004, the Company had a working capital deficiency of $855,102 (2003: $1,050,955).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

During the six months ended June 30, 2004 Buck Lake closed a private placement of 5,500,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.12 per share. The units were subject to a hold period and become free trading on June 10, 2004. 220,000 units also restricted from trading until June 10, 2004 were issued as a finder's fee in connection with the private placement.

At June 30, 2004, the Company held cash on hand of $85,543 (2003: $295) and liabilities totalled $1,001,605 (2003: $1,085,832).

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Related Party Transactions

The Company was charged the following amounts by directors or officers of the Company or by companies with directors or officers in common:

	Six months ended June 30, 2004	2003
Interest	$ 16,702	$ 9,774
Management fees	15,000	15,000
Consulting	18,000	18,000
	$ 49,702	$ 42,774

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At June 30, 2004, marketable securities include $6,000 (2003: $6,000) in shares of companies with common directors.

Risks and Uncertainties

Buck Lake plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

Forward-Looking Statements

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-1669

BUCK LAKE VENTURES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004

(Unaudited - Prepared by Management)

BUCK LAKE VENTURES LTD.

September 30, 2004

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED BALANCE SHEETS

ASSETS

	(Unaudited) September 30, 2004	(Audited) December 31, 2003
Current		
Cash	$ 1,130	$ 310,176
Amounts receivable	34,910	16,614
Marketable securities	8,000	8,000
Prepaid expense	19,389	19,954
	63,429	354,744
Capital Assets – Note 3	15,963	19,115
Resource property costs	1,281,670	955,966
	$ 1,361,062	$ 1,329,825

LIABILITIES

Current		
Accounts payable – Note 4	$ 486,395	$ 522,406
Due to related parties	565,306	631,578
Advances payable	7,351	7,351
Loans payable	64,671	211,371
	1,123,723	1,372,706

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital – Note 2	6,517,773	5,961,773
Contributed surplus – Note 2	420,439	-
Deficit	(6,700,873)	(6,004,654)
	237,339	(42,881)
	$ 1,361,062	$ 1,329,825

APPROVED BY DIRECTORS:

"Raymond Roland" Director *"Renee Brickner"* Director

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENT OF DEFICIT
(Unaudited - Prepared by Management)

	Nine months ended September 30,	
	2004	2003
DEFICIT, BEGINNING OF THE PERIOD	$ 6,004,654	$ 5,530,844
NET LOSS	696,219	200,506
DEFICIT, END OF THE PERIOD	$ 6,700,873	$ 5,731,350

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited - Prepared by Management)

	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Administrative Expenses				
Amortization	$ 1,050$	1,724$	3,152$	4,093
Consulting	9,000	9,000	27,000	27,000
Interest – Note 4	14,423	21,409	46,585	56,111
Filing fees	863	704	15,317	5,104
Professional fees	3,000	18,595	60,339	31,954
Office and miscellaneous	5,103	918	25,564	8,484
Management fees – Note 4	7,500	7,500	22,500	22,500
Rent	10,500	10,500	31,500	31,500
Shareholder communications	11,487	2,500	28,308	2,500
Transfer agent	1,103	522	5,824	3,037
Travel & promotion	1,716	1,818	10,298	8,282
Net loss before other items	(65,745)	(75,190)	(276,387)	(200,565)
Other items				
Interest and miscellaneous income	18	-	607	59
Non-cash compensation charge – Note 2	-	-	(420,439)	-
Net loss for the period	$ (65,727)	$ (75,190)	$ (696,219)	$ (200,506)
Loss per share	$ 0.01	$ 0.01	$ 0.03	$ 0.02

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Operating Activities				
Net loss for the period	$ (65,727)	$ (75,190)	$ (696,219)	$ (200,506)
Add (deduct) items not affecting cash:				
Amortization	1,050	1,724	3,152	4,093
Non-cash compensation charge	-	-	420,439	-
	(64,677)	(73,466)	(272,628)	(196,413)
Changes in non-cash working capital balances related to operations:				
Amounts receivable and advances	(12,614)	(2,579)	(18,296)	4,621
Prepaid expense	11,275	650	565	(3,767)
Accounts payable	30,931	43,637	(36,011)	98,264
Due to related parties	91,187	29,935	(66,272)	120,678
	56,102	(1,823)	(392,642)	23,383
Investing Activities				
Acquisition of resource properties	(6,000)	(5,000)	-	(40,000)
Deferred exploration costs	(134,515)	-	(319,704)	(1,000)
	(140,515)	(5,000)	(319,704)	(41,000)
Financing Activities				
Issuance of common shares for cash	-	-	550,000	-
Loans payable	-	-	(146,700)	-
Advances payable	-	6,825	-	17,389
	-	6,825	403,300	17,389
Increase (Decrease) in cash during the period	(84,413)	2	(309,046)	(228)
Cash, beginning of the period	85,543	295	310,176	525
Cash, end of the period	$ 1,130	$ 297	$ 1,130	$ 297

Non-cash transactions – Note 5

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim nine-month financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2003 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2003 financial statements.

Note 2 Share Capital

(a) Authorized:
100,000,000 common shares without par value.

(b) Issued:

	# of shares	$
Balance December 31, 2001	12,504,004	5,302,438
Pursuant to the private placement at $0.35	485,714	170,000
Pursuant to the exercise of stock options at $0.15	50,000	7,500
Pursuant to the exercise of stock options at $0.21	56,833	11,935
Pursuant to the exercise of stock options at $0.36	30,000	10,800
Pursuant to resource property acquisition at $0.40	75,000	30,000
Balance December 31, 2002	13,201,551	5,532,673
Pursuant to private placements - $0.10	4,000,000	400,000
Finders fees	146,760	-
Pursuant to resource property acquisitions – at $0.17	150,000	25,500
– at $0.18	20,000	3,600
Balance December 31, 2003	17,518,311	5,961,773
Pursuant to private placements - $0.10	5,500,000	550,000
Finders fees	220,000	-
Pursuant to resource property acquisitions – at $0.20	30,000	6,000
Balance September 30, 2004	23,268,311	6,517,773

Note 2 Share Capital – cont'd

At September 30, 2004, the company's transfer agent held 250,000 common shares in escrow. The release of these shares is subject to regulatory approval. Any shares not released by March 13, 2003 will be cancelled. As of March 13, 2003 these shares were not released and are subject to cancellation.

(c) Commitments:

(i) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of September 30, 2004 and 2003 and the changes during the years then ended is as follows:

	September 30, 2004		September 30, 2003	
	#	Weighted Average Price	#	Weighted Average Price
Options exercisable and outstanding, beginning of the period	-		660,595	$ 0.36
Granted	1,751,831	$ 0.13	-	
Expired	-		(371,214)	$ 0.36
Options exercisable and outstanding, end of the period	1,751,831	$ 0.13	289,381	$ 0.36

At September 30, 2004 there were 1,751,831 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
1,751,831	$0.13	January 16, 2006

The Company adopted the new policy to record the fair value of compensation expense on the granting of stock options effective for the year ended December 31, 2003. The fair value is determined using the Black-Scholes model. For the nine months ended September 30, 2004 the Company recorded a non-cash compensation charge of $420,439.

Note 2 Share Capital – Note 9 – (cont'd)

Stock-based Compensation Plan – (cont'd)

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.75%
Dividend yield	-
Expected stock price volatility	199%
Weighted average expected stock option life	2 years

(ii) Share Purchase Warrants

At September 30, 2004, there were 4,073,380 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Price	Expiry Date
2,248,380	$0.12	December 22, 2005
1,825,000	$0.12	December 31, 2005
4,073,380		

Note 3 Capital Assets

	September 30, 2004			September 30, 2003
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 8,934	$ 5,987	$ 2,947	$ 4,210
Furniture and fixtures	16,585	8,465	8,120	10,150
Office equipment	10,000	5,104	4,896	6,120
	$ 35,519	$ 19,556	$ 15,963	$ 20,480

Note 4 Related Party Transactions

The company was charged the following amounts by directors of the company or companies with directors in common:

Note 4 Related Party Transactions – (cont'd)

	Nine months ended September 30, 2004	2003
Interest	$ 22,023	$ 15,858
Management fees	22,500	22,500
Consulting	27,000	27,000
	$ 71,523	$ 65,358

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At September 30, 2004, marketable securities include $6,000 (2003: $6,000) in shares of companies with common directors.

At September 30, 2004, amounts due to related parties include $565,306 (2003: $324,107) due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

Note 5 Non–cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows as follows:

a) the Company issued 30,000 common shares at $0.20 per share as an option payment with respect to the Gwyn Lake claims.

b) the Company issued 220,000 common shares as finders fees on a private placement.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

NOVEMBER 29, 2004

For the nine months ended September 30, 2004, Buck Lake Ventures Ltd. ("Buck Lake" or the "Company") has prepared this management discussion following the requirements of new National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of November 29, 2004, provides information on the operations of Buck Lake for the nine months ended September 30, 2004 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2003 and 2002.

OVERVIEW

Buck Lake is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BUC".

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company is actively acquiring interests in and exploring resource exploration properties. In particular for the past several years Buck Lake has been exploring several properties with Platinum Group Element (PGE) mineralization near Thunder Bay, Ontario.

Buck Lake is actively reviewing several gold and silver properties for acquisition and subsequent exploration in Canada.

<u>Mineral Properties</u>

Buck Lake Project Claims – Ontario

The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. The Company considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles Mine, is found within Archean mafic to ultramafic intrusions which form a circular structure approximately 30 km in diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion, the Wakinoo Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located near this structure.

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles Palladium Mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 119 claim units.

Buck Lake Project Claims – Ontario – Cont'd

The Lac des Iles Deposit is one of the largest of its type in the world and confirms the potential of northwestern Ontario, and the Lac des Iles area in particular, as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% Copper and 9.96% Nickel.

Trenching at the discovery area indicates the Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Preliminary indications are that these two significant PGE discoveries may be part of one large PGE structure of continuous PGE mineralization.

Buck Lake optioned the initial claims from two prospectors. The terms of the property agreement include the Company paying to the prospectors $250,000 over five years, issuing to the prospectors 66,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which Buck Lake may purchase for $500,000. The Company has completed the exploration expenditure requirements called for in the property Option Agreement, having incurred in excess of $500,000 in exploration on this property.

During the year ended December 31, 2003 Buck Lake entered into an amending agreement with respect to its Buck Lake property. Pursuant to the terms of the amending agreement, in consideration of a cash payment of $20,000.00 and the issuance of 150,000 common shares of the Company to the optionors, the final $150,000.00 cash payment due to the optionors on November 30, 2003 has been deferred to January 31, 2005. The amending agreement was accepted for filing by TSX Venture Exchange and the Company issued the 150,000 common shares to the property optionors. The shares were restricted from trading until April 21, 2004.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

<u>Buck Lake Project Claims – Ontario</u> – *Cont'd*

A third party holds a one-time option to acquire a 10% participating interest in the Buck Lake Property to be exercised within 60 days of the Company announcing a program to undertake a formal feasibility study on the Buck Lake Property. The option to acquire the 10% participating interest can be exercised by making a payment to the Company in the amount of 20% of all expenditures of any kind made or incurred in connection with the Buck Lake Property.

During the nine months ended September 30, 2004 Buck Lake completed a phase I of the Diamond Drill Exploration Program at its Buck Lake Platinum/Palladium/Nickel Project.

This drill program was the first drill testing completed on the company's high grade surface showing returning 31.6 grams per ton palladium, 9.96 % nickel, 2.82 grams per ton platinum and 1.53% copper located within the Main Trench on the Buck Lake Property.

This phase I Drill Program was designed to test the Main Discovery Area, with the initial 10 drill holes testing mineralization to depths of up to 200 meters.

A total of 14 drill holes varying in length from 49 to 250 metres were completed during the phase I Drill Program. Of the 14 holes drilled, 10 were located over the Main Trench designed to test the Main Discovery Area where channel and grab sampling revealed the presence of high grade pyroxenite clasts.

DDH	Depth (m)		Interval	Platinum	Palladium	Pt+Pd	Copper	Nickel
	From	To	(m)	ppm	ppm	ppm	ppm	ppm
DDH-1								
	0	1.75	1.75	0.317	0.494	0.811	1090	1300
DDH-9	4.66	6.2	1.54	0.147	0.291	0.438	587	791
	6.2	8.76	2.56	.91	1.21	2.12	1165	3060

DDH-1 and DDH-9 intersected what is interpreted to be a shallow, well fractured, mineralized zone containing variable rusty weathering and 2-10% blebby sulphides. Both drill holes intersected the zone at shallow depths (less than 10 metres). The zone is estimated to be between 1.7 to 3.5 metres, true width, and appears to dip gently (15°) to the northwest where it remains open. Recovery in the upper portion of DDH-1 was approximately 60% while DDH-9 recovery is estimated around 90%.

The other 8 holes drilled on the Main Trench did not intersect significant mineralization.

The remaining 4 drill holes were located to target various geophysical anomalies throughout the property. DDH-10 was drilled approximately 400 metres southwest of the Main Trench into an IP and magnetic anomaly. While no high grade PGE mineralization was intersected, the drill hole encountered consistently anomalous nickel values throughout the hole.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Buck Lake Project Claims – Ontario – Cont'd

The Company continues to evaluate the results to fully explain the surface mineralization and that encountered in DDH 1 & 9. The Company is also evaluating the additional exploration targets on the property.

East Dog River Property – Ontario

In November 2001, the Company entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by the Company's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion. The East Dog River Property consists of 8 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

The Company intends to explore the East Dog River Property for its potential to host platinum-palladium-nickel mineralization similar to that discovered at the Buck Lake Property.

Buck Lake earned a 100% interest in the East Dog River Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

Mirage Lake Property– Ontario

In November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 2 claims and is 2.88 square km in size or approximately 288 hectares. Access is excellent.

Mirage Lake Property– Ontario – Cont'd

Buck Lake earned a 100% interest in the Mirage Lake Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

Gwyn Lake Gold Property –Ontario

On June 16, 2003 the Company entered into an agreement for the acquisition of a 100% interest in the Gwyn Lake Gold Property in Northwestern Ontario. The Gwyn Lake Gold Property is located within the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario. Historically, the Beardmore – Geraldton Gold Belt is well known for its extensive mining history including the discovery of over 19 gold mines reportedly having produced over 4 million ounces of Gold with a combined average grade of 11.5 g/t. The property is comprised of three claims totalling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km.

The Gwyn Lake Gold Property is located along a well defined iron formation (IF). The IF is clearly delineated by an airborne magnetic and electromagnetic (EM) survey. Three well defined east-northeast trending subparallel bands of EM conductors lie coincident with two strong east-northeast trending subparallel magnetic anomalies. These geophysical structures delineate a regional Gold Bearing Iron Formation which has been the target of gold exploration for centuries. The Gwyn Lake Property overlies a section along a 2 km strike covering both magnetic anomalies and all three EM bands.

To acquire a 100% interest in the property, Buck Lake must make cash payments totalling $75,000 over 4 years with the first payment of $5,000 due on or before September 1, 2003 (paid), issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. Buck Lake issued 20,000 common shares upon the TSX Venture Exchange approval during the year ended December 31, 2003 and 30,000 common shares during the nine months ended September 30, 2004. The vendor retains a 1% net smelter royalty (NSR), half (0.5%) of which can be purchased for a one time payment of $500,000 and the remaining half (0.5%) can be purchased for an additional $1,000,000.

Buck Lake completed its 2 week surface exploration on the Gwyn Lake Gold Property during the nine months ended September 30, 2004. The Company announced the discovery of two gold occurrences within a proven regional gold belt on the Gwyn Lake Gold Property.

Highlights from chip/channel sampling of these zones is as follows:

Sample #	Type (true width)	Zone	Lithology	Gold g/t
94806	Chip – 2.5 metres	North Zone	IF & Qtz vein	4.56
94811	Chip - 0.27 m metres	North Zone	Qtz vein	7.44
94945	Chip – 1.5 m metres	South Zone	IF	3.22
94946	Chip – 0.15 metres	South Zone	Qtz Vein	4.83
94947	Chip – 2 metres	South Zone	IF	5.33

<u>*Gwyn Lake Gold Property –Ontario*</u> *– Cont'd*

The Gwyn Lake Phase I Exploration Program targeted two of three well defined east-northeast trending subparallel zones delineated through airborne magnetic and electromagnetic (EM) anomalies representing a regional banded iron formation (IF).

Work on the property included prospecting and reconnaissance sampling/mapping as well as hand trenching and channel/chip sampling. The summer work program confirmed the presence of highly anomalous gold values within two of the three regional trending zones on the Gwyn Lake Property. To date, outcrop from portions of the North and South zones has been identified and sampled while the Central Zone remains unexplored.

The North Zone

Results from the North Zone returned gold mineralization from hand trenches dug during 2003 and extended during 2004. Notable gold values were sampled intermittently along strike for 125 metres and across an estimated width of 10 metres. Additional sampling approximately 15 metres north of the zone intersected additional mineralization suggesting the zone may be in excess of 25 metres in width. The zone continues to remain open to the east and west along strike and to the north and south where the zone dips beneath overburden.

The South Zone

Reconnaissance prospecting/sampling along the South Zone revealed the presence of historic hand dug trenches. Preliminary sampling of this portion of the South Zone consisted of 9 samples taken from outcrop approximately 50 metres along strike over a 10 metre width. Of the 9 chip/grab samples, 6 returned highly anomalous values within both the IF and associated quartz veins. Highlights of chip samples taken across the South Zone include chip sampling of 3.22 g/t gold over 1.5 metres, 5.33 g/t gold over 2 metres and 4.83 g/t over 0.15 metres. The South Zone occurrence remains open along strike to the east and west and the full width has not been determined due to overburden.

Buck Lake is encouraged with the discovery of two gold occurrences within a proven regional Gold Belt. Buck Lake plans a more detailed surface program to better define the North and South zones along strike, and to identify the gold potential of the Central Zone.

Rod Husband, B.Sc., P.Geo, acts as the Qualified Person supervising the Gwyn Lake Gold Project.

The following table presents exploration expenditures incurred by the Company during the nine months ended September 30, 2004 and the year ended December 31, 2003:

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Buck Lake Claims	Balance December 31, 2002	(Reductions) Additions	Balance, December 31, 2003	(Reductions) Additions	Balance, September 30, 2004
Acquisition Costs					
Cash	$ 65,000	$ 55,000	$ 120,000	$ -	$ 120,000
Shares	9,000	25,500	34,500	-	34,500
Consulting – cash	100,000	-	100,000	-	100,000
Option payments – shares	(23,000)	-	(23,000)	-	(23,000)
	151,000	80,500	231,500	-	231,500
Deferred Exploration Costs					
Assays	19,576	168	19,744	31,971	51,715
Drilling	-	-	-	165,870	165,870
Equipment rental	54,659	6,040	60,699	12,631	73,330
Field costs	405,262	6,249	411,511	-	411,511
Geological consulting –Note 9	37,008	19,725	56,733	41,250	97,983
Line cutting	4,246	-	4,246	-	4,246
Mapping	47,454	-	47,454	-	47,454
Reporting	48,625	1,420	50,045	-	50,045
Staking	3,164	-	3,164	-	3,164
Travel, accommodation	-	-	-	21,748	21,748
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	231,125	-	231,125	-	231,125
	619,994	33,602	653,596	273,470	927,066
	770,994	114,102	885,096	273,470	1,158,566
East Dog River Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred Exploration Costs					
Assays	-	24	24	-	24
Field costs	3,961	2,802	6,763	-	6,763
Geological consulting	-	3,675	3,675	-	3,675
Reporting	-	48	48	-	48
	3,961	6,549	10,510	-	10,510

..../Cont'd

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Balance December 31, 2002	(Reductions) Additions	Balance, December 31, 2003	(Reductions) Additions	Balance, September 30, 2004
East Dog River Claims	16,461	6,549	23,010	-	23,010
Mirage Lake Claims					
Acquisition Costs					
Cash	$ 5,000	$ -	$ 5,000	$ -	$ 5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred Exploration Costs					
Assays	-	383	383	102	485
Geological consulting	-	2,100	2,100	6,597	8,697
Field costs	8,509	3,136	11,645	-	11,645
Reporting	-	1,050	1,050	-	1,050
	8,509	6,669	15,178	6,699	21,877
	21,009	6,669	27,678	6,699	34,377
Gwyn Lake Claims					
Acquisition Costs					
Cash	-	5,000	5,000	-	5,000
Shares	-	3,600	3,600	6,000	9,600
	-	8,600	8,600	6,000	14,600
Deferred Exploration Costs					
Administration	-	-	-	525	525
Assays	-	45	45	1,640	1,685
Field costs	-	5,192	5,192	-	5,192
Geological consulting	-	6,300	6,300	37,370	43,670
Reporting	-	45	45	-	45
	-	11,582	11,582	39,535	51,117
	-	20,182	20,182	45,535	65,717
Bo Lake and BL Claims	60,800	(60,800)	-	-	-
	$ 869,264	$ 86,702	$ 955,966	$ 325,704	$ 1,281,670

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Capital Assets

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided over the estimated useful life of the asset using the declining balance basis and an annual rate as follows:

Computer equipment	30%
Furniture and fixtures	20%
Office equipment	20%

One-half of the annual rate is used in the year of acquisition.

Stock-based compensation

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation. These new requirements require that all stock-based compensation payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation costs on the grant of stock options to employees with the addition of pro-forma information. The Company has elected to apply the pro-forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The Company adopted

APPLICATION OF CRITICAL ACCOUNTING POLICIES – Cont'd

Stock-based compensation – Cont'd

the revised requirements of the CICA Handbook Section 3870 on January 1, 2004 whereby the fair value of stock option awards to employees and directors will be recognized as an expense.

SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial information the nine months ended September 30, 2004, and 2003, and last three audited fiscal years ended December 31, 2003, 2002, and 2001:

	Nine months ended September 30,		Year ended December 31,		
	2004	2003	2003	2002	2001
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(696,219)	(200,506)	(437,810)	(404,752)	(493,165)
Basic and diluted loss per share	(0.03)	(0.02)	(0.04)	(0.03)	(0.05)
Total assets	1,361,062	967,551	1,329,825	931,727	888,061

For the nine months ended September 30, 2004 the net loss was $626,219 or $0.03 per share compared to the net loss of $200,506 or $0.02 per share (212% increase) for the comparable period in 2003. The increase in the net loss was primarily due to a non-cash compensation charge of $420,439 representing fair value of 1,751,831 stock options granted during the period and the increase of $28,385 in professional fees, $10,213 in filing fees, $25,808 in shareholder communication expenditures, and $17,080 in office expenses. For the year ended December 31, 2003 the net loss was $437,810 or $0.04 per share compared to the net loss of $404,752 or $0.03 per share for the comparable year ended December 31, 2002.

RESULTS OF OPERATIONS

Current Quarter

During the three months ended September 30, 2004 the Company incurred $9,000 (2003: $9,000) in consulting services, $14,423 (2003: $21,409) in interest charges, $863 (2003: $704) in filing fees, $3,000 (2003: $18,595) in professional fees, $5,103 (2003: $918) in office and miscellaneous expenses, $7,500 (2003: $7,500) in management fees, $10,500 (2003: $10,500) in office rent, $11,487 (2003: $2,500) in shareholder communication costs, $1,103 (2003: $522) in transfer agent fees, and $1,716(2003: $1,818) in travel and promotion expenditures.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS – Cont'd.

Year-to-date

It is important to note that the Company's net loss for the nine months ended September 30, 2004, include non-cash items, such as non-cash compensation expense affected the financial results of the Company and the comparability of these financial results with comparable period in the year ended December 31, 2003.

Net loss for the nine months ended September 30, 2004 was $ 696,219 or $0.03 per share as compared to a loss of $200,506 or $0.02 per share for the nine months ended September 30, 2003. The increase in the net loss was primarily due to a non-cash compensation charge of $420,439 representing fair value of 1,751,831 stock options granted during the period and $28,385 in professional fees, $10,213 in filing fees, $25,808 in shareholder communication expenditures, and $17,080 in office expenses.

During the nine months ended September 30, 2004 the Company incurred $27,000 (2003: $27,000) in consulting services, $46,585 (2003: $56,111) in interest charges, $15,317 (2003: $5,104) in filing fees, $60,339 (2003: $31,954) in professional fees, $25,564(2003: $8,484) in office and miscellaneous expenses, $22,500 (2003: $22,500) in management fees, $31,500 (2003: $31,500) in office rent, $28,308 (2003: $2,500) in shareholder communication costs, $5,824 (2003: $3,037) in transfer agent fees, and $10,298 (2003: $8,282) in travel and promotion expenditures.

REVENUE

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSE

The following table identifies the changes in general and administrative expenditures for the nine months ended September 30, 2004 and 2003 and years ended December 31, 2003, 2002 and 2001:

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Nine months ended September 30, 2004	Nine months ended September 30, 2003	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December , 2001
	$	$	$	$	$
Accounting, audit and legal	60,339	31,954	130,650	131,233	164,395
Increase (decrease) *	88.83	-	(0.45)	(20.18)	-
Amortization	3,152	4,093	5,458	7,016	3,930
Increase (decrease) *	(23)	-	(22.21)	78.52	-
Interest	46,585	56,111	105,786	44,430	51,182
Increase (decrease) *	(16.98)	-	138.09	(13.20)	-
Consulting fees	27,000	27,000	36,000	37,500	53,000
Increase (decrease) *	-	-	(4.0)	(29.25)	-
Filing fees	15,317	5,104	8,341	3,709	21,678
Increase (decrease) *	200.1	-	124.81	N/A	-
Management fees	22,500	22,500	30,000	30,000	30,000
Increase (decrease) *	-	-	-	-	-
Office services and expenses	25,564	8,484	32,047	7,490	24,329
Increase (decrease) *	201.32	-	327.86	N/A	-
Promotion and travel	10,298	8,282	7,896	62,784	50,078
Increase (decrease) *	24.34	-	N/A	25.37	-
Rent	31,500	31,500	42,000	42,000	42,000
Increase (decrease) *	-	-	-	-	-
Shareholder communications fees	28,308	2,500	2,603	-	12,500
Increase (decrease) *	N/A	-	N/A	N/A	-
Transfer agent	5,824	3,037	3,567	3,698	4,333
Increase (decrease) *	91.77	-	(3.54)	(14.69)	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

In addition to administrative expenditures shown in the above table, the Company recoded a non-cash compensation charge of $420,439.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for the last eight quarters:

	Year ended December 31,							
	2004			2003				2002
	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(541,361)	(89,131)	(65,727)	(54,861)	(70,455)	(75,190)	(273,304)	(166,947)
Basic/diluted loss per share	(0.02)	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)	(0.02)	(0.02)

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

SUMMARY OF QUARTERLY RESULTS –*Cont'd.*

During the quarter ended September 30, 2004 the Company incurred $9,000 (2003: $9,000) in consulting services, $14,423 (2003: $21,409) in interest charges, $863 (2003: $704) in filing fees, $3,000 (2003: $18,595) in professional fees, $5,103 (2003: $918) in office and miscellaneous expenses, $7,500 (2003: $7,500) in management fees, $10,500 (2003: $10,500) in office rent, $11,487 (2003: $2,500) in shareholder communication costs, $1,103 (2003: $522) in transfer agent fees, and $1,716(2003: $1,818) in travel and promotion expenditures.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2004, the Company had a working capital deficiency of $1,060,294 (2003: $1,129,421).

During the nine months ended September 30, 2004 Buck Lake closed a private placement of 5,500,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.12 per share. The units were subject to a hold period and become free trading on June 10, 2004. 220,000 units also restricted from trading until June 10, 2004 were issued as a finder's fee in connection with the private placement.

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

At September 30, 2004, the Company held cash on hand of $1,130 (2003: $297) and liabilities totalled $1,123,723(2003: $1,166,228).

SHARE CAPITAL

(a) Authorized:

100,000,000 common shares without par value.

(b) Issued:

SHARE CAPITAL – *Cont'd*

	# of shares	$
Balance December 31, 2001	12,504,004	5,302,438
Pursuant to the private placement at $0.35	485,714	170,000
Pursuant to the exercise of stock options at $0.15	50,000	7,500
Pursuant to the exercise of stock options at $0.21	56,833	11,935
Pursuant to the exercise of stock options at $0.36	30,000	10,800
Pursuant to resource property acquisition at $0.40	75,000	30,000
Balance December 31, 2002	13,201,551	5,532,673
Pursuant to private placements - $0.10	4,000,000	400,000
Finders fees	146,760	-
Pursuant to resource property acquisitions – at $0.17	150,000	25,500
– at $0.18	20,000	3,600
Balance December 31, 2003	17,518,311	5,961,773
Pursuant to private placements - $0.10	5,500,000	550,000
Finders fees	220,000	-
Pursuant to resource property acquisitions – at $0.20	30,000	6,000
Balance September 30, 2004, and November 29, 2004	23,268,311	6,517,773

At September 30, 2004, the company's transfer agent held 250,000 common shares in escrow. The release of these shares is subject to regulatory approval. Any shares not released by March 13, 2003 will be cancelled. As of March 13, 2003 these shares were not released and are subject to cancellation.

Commitments

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of September 30, 2004 and 2003 and the changes during the years then ended is as follows:

SHARE CAPITAL – Cont'd

Commitments – Cont'd

	September 30, 2004		September 30, 2003	
	#	Weighted Average Price	#	Weighted Average Price
Options exercisable and outstanding, beginning of the period	-		660,595	$ 0.36
Granted	1,751,831	$ 0.13	-	
Expired	-		(371,214)	$ 0.36
Options exercisable and outstanding, end of the period	1,751,831	$ 0.13	289,381	$ 0.36

At September 30, 2004 there were 1,751,831 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
1,751,831	$0.13	January 16, 2006

At September 30, 2004, there were 4,073,380 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Price	Expiry Date
2,248,380	$0.12	December 22, 2005
1,825,000	$0.12	December 31, 2005
4,073,380		

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

RELATED PARTY TRANSACTIONS

The Company was charged the following amounts by directors or officers of the Company or by companies with directors or officers in common:

	Nine months ended September 30, 2004	2003
Interest	$ 22,023	$ 15,858
Management fees	22,500	22,500
Consulting	27,000	27,000
	$ 71,523	$ 65,358

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

RISKS AND UNCERTAINTIES

Buck Lake plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-1669

BUCK LAKE VENTURES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005

(Unaudited - Prepared by Management)

BUCK LAKE VENTURES LTD.

March 31, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31, 2005 (Unaudited)	December 31,2004 (Audited)
Current		
Cash	$ 1,000	$ 1,190
GST receivable	39,847	36,758
Marketable securities	8,000	8,000
Prepaid expense and advances	30,528	24,928
	79,375	70,876
Equipment– Note 3	13,861	14,912
Resource property costs	1,313,765	1,297,015
	$ 1,407,001	$ 1,382,803

LIABILITIES

Current		
Accounts payable – Note 4	$ 776,183	$ 619,676
Due to related parties	573,730	628,354
Advances payable	8,234	8,234
Loans payable	67,427	67,427
	1,425,574	1,323,691

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital – Note 2	6,491,622	6,491,622
Contributed surplus – Note 2	262,775	262,775
Deficit	(6,772,970)	(6,695,285)
	(18,573)	59,112
	$ 1,407,001	$ 1,382,803

APPROVED BY DIRECTORS:

"Renee Brickner" Director *"Raymond Roland"* Director

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENT OF DEFICIT
(Unaudited - Prepared by Management)

	Three months ended March 31,	
	2005	2004
DEFICIT, BEGINNING OF THE PERIOD	$ 6,695,285	$ 6,004,654
NET LOSS	77,685	541,361
DEFICIT, END OF THE PERIOD	$ 6,772,970	$ 6,546,015

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.

INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited - Prepared by Management)

	Three months ended March 31,	
	2005	2004
Administrative Expenses		
Amortization	$ 1,051	$ 1,051
Consulting	9,000	9,000
Interest – Note 3	17,020	14,262
Filing fees	1,050	8,597
Professional fees	22,000	44,915
Office and miscellaneous	2,719	8,560
Management fees – Note 3	7,500	7,500
Rent	10,500	10,500
Shareholder communications	4,683	7,538
Transfer agent	1,430	3,163
Travel & promotion	732	6,246
Net loss before other items	(77,685)	(121,332)
Other items		
Interest and miscellaneous income	-	410
Non-cash compensation charge - Note	-	(420,439)
Net loss for the period	$ (77,685)	$ (541,361)
Loss per share	$ 0.01	$ 0.02

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three months ended March 31, 2005	2004
Operating Activities		
Net loss for the period	$ (77,685)	$ (541,361)
Add (deduct) items not affecting cash:		
Amortization	1,051	1,051
Non-cash compensation charge	-	420,439
	(76,634)	(119,871)
Changes in non-cash working capital balances related to operations:		
GST receivable	(3,089)	(6,131)
Prepaid expenses and advances	(5,600)	(11,987)
Accounts payable	156,507	(6,111)
Due to related parties	(54,624)	(132,461)
	(16,560)	(276,561)
Investing Activities		
Acquisition costs	(12,188)	-
Deferred exploration costs	(4,562)	(3,320)
	(16,750)	(3,320)
Financing Activities		
Issuance of common shares for cash	-	550,000
Loans payable	-	(143,000)
	-	407,000
Increase (Decrease) in cash during the period	(190)	127,119
Cash, beginning of the period	1,190	310,176
Cash, end of the period	$ 1,000	$ 437,295

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2005
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim three month financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2004 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2004 financial statements.

Note 2 Share Capital

(a) Authorized:
100,000,000 common shares without par value.

(b) Issued:

		Number	Amount
Balance, December 31, 2002		13,201,551	$ 5,532,673
For resource properties	- at $0.17	150,000	25,500
	- at $0.18	20,000	3,600
Issued for cash			
Pursuant to private placements	- at $0.10	4,000,000	400,000
Finders fees		146,760	-
Balance, November 30, 2003		17,518,311	5,961,773
For resource properties	- at $0.20	30,000	6,000
	- at $0.06	50,000	3,000
Issued for services			
Pursuant to private placement	- at $0.10	258,491	25,849
Issued for cash			
Pursuant to private placements	- at $0.10	5,241,509	524,151
Finders fees		220,000	-
Less: issue costs		-	(29,151)
Balance, December 31, 2004, and March 31, 2005		23,318,311	$ 6,491,622

c) Escrow:

At March 31, 2005, the Company's transfer agent held 250,000 common shares in escrow. These shares were not released by March 13, 2003, the latest release date, and are subject to cancellation.

Buck Lake Ventures Ltd.
Notes to the Interim Consolidated Financial Statements
March 31, 2005
(Unaudited-Prepared by Management)

Note 2 Share Capital – (Cont'd)

d) Commitments:

i) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of March 31, 2005, and December 31, 2004 and 2003 and the changes during the years then ended is as follows:

	Number	Weighted Average Price
Options exercisable and outstanding, December 31, 2003	-	-
Granted	1,751,831	$0.13
Options exercisable and outstanding, December 31, 2004 and March 31, 2005	1,751,831	$0.13

At March 31, 2005 and December 31, 2004, the Company had 1,751,831 share purchase options outstanding exercisable at $0.13 per share until January 5, 2006.

ii) Share Purchase Warrants

At March 31, 2005, and December 31, 2004, there were 9,793,380 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Price	Expiry Date
2,248,380	$0.12	December 22, 2005
1,825,000	$0.12	December 31, 2005
5,720,000	$0.12	February 9, 2006
9,793,380		

Note 3 Capital Assets

	March 31, 2005			March 31, 2004
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 8,934	$ 6,558	$ 2,376	$ 3,517
Furniture and fixtures	16,585	9,420	7,165	9,075
Office equipment	10,000	5,680	4,320	5,472
	$ 35,519	$ 21,658	$ 13,861	$ 18,064

Note 4 Related Party Transactions

The company was charged the following amounts by directors of the company or companies with directors in common:

	Three months ended March 31, 2005	2004
Interest	$ -	$ 7,865
Management fees	-	7,500
Consulting	9,000	9,000
	$ 9,000	$ 24,365

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At March 31, 2005, marketable securities include $6,000 (2004: $6,000) in shares of companies with common directors.

At March 31, 2005, amounts due to related parties include $573,730 (2004: $499,117) due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

MAY 30, 2005

For the three months ended March 31, 2005, Buck Lake Ventures Ltd. ("Buck Lake" or the "Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of May 30, 2005, provides information on the operations of Buck Lake for the three months ended March 31, 2005 and subsequent to the quarter end and should be read in conjunction with the audited financial statements and accompanying notes for the year ended December 31, 2004.

OVERVIEW

Buck Lake is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BUC".

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company is actively acquiring interests in and exploring resource exploration properties. In particular for the past several years Buck Lake has been exploring several properties with Platinum Group Element (PGE) mineralization near Thunder Bay, Ontario.

Buck Lake is actively reviewing several gold and silver properties for acquisition and subsequent exploration in Canada.

Mineral Properties

Buck Lake Project Claims – Ontario

The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. The Company considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles Mine, is found within Archean mafic to ultramafic intrusions which form a circular structure approximately 30 km in diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion, the Wakinoo Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located near this structure.

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles Palladium Mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 119 claim units.

Buck Lake Project Claims – Ontario – Cont'd

The Lac des Iles Deposit is one of the largest of its type in the world and confirms the potential of northwestern Ontario, and the Lac des Iles area in particular, as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% Copper and 9.96% Nickel.

Trenching at the discovery area indicates the Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Preliminary indications are that these two significant PGE discoveries may be part of one large PGE structure of continuous PGE mineralization.

Buck Lake optioned the initial claims from two prospectors. The amended terms of the property agreement include the Company paying to the prospectors $290,000 over five years, issuing to the prospectors 266,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which Buck Lake may purchase for $500,000. The Company has completed the exploration expenditure requirements called for in the property Option Agreement, having incurred in excess of $500,000 in exploration on this property.

During three months ended March 31, 2005 Buck Lake entered into an amending agreement with respect to its Buck Lake property. Pursuant to the terms of the amending agreement, in consideration of a cash payment of $20,000.00 and the issuance of 200,000 common shares of the Company to the optionors, the final $150,000.00 cash payment due to the optionors on November 30, 2003 has been deferred to January 31, 2007. The amending agreement was accepted for filing by TSX Venture Exchange and the Company issued 100,000 common shares to the property optionors; the remaining 100,000 common shares are due to be issued by January 31, 2006.

Buck Lake Project Claims – Ontario – Cont'd

During the year ended December 31, 2004 Buck Lake completed a phase I of the Diamond Drill Exploration Program at its Buck Lake Platinum/Palladium/Nickel Project.

This drill program was the first drill testing completed on the company's high grade surface showing returning 31.6 grams per ton palladium, 9.96 % nickel, 2.82 grams per ton platinum and 1.53% copper located within the Main Trench on the Buck Lake Property.

This phase I Drill Program was designed to test the Main Discovery Area, with the initial 10 drill holes testing mineralization to depths of up to 200 meters.

A total of 14 drill holes varying in length from 49 to 250 metres were completed during the phase I Drill Program. Of the 14 holes drilled, 10 were located over the Main Trench designed to test the Main Discovery Area where channel and grab sampling revealed the presence of high grade pyroxenite clasts.

DDH	Depth (m)		Interval	Platinum	Palladium	Pt+Pd	Copper	Nickel
	From	To	(m)	ppm	ppm	ppm	ppm	ppm
DDH-1								
	0	1.75	1.75	0.317	0.494	0.811	1090	1300
DDH-9	4.66	6.2	1.54	0.147	0.291	0.438	587	791
	6.2	8.76	2.56	.91	1.21	2.12	1165	3060

DDH-1 and DDH-9 intersected what is interpreted to be a shallow, well fractured, mineralized zone containing variable rusty weathering and 2-10% blebby sulphides. Both drill holes intersected the zone at shallow depths (less than 10 metres). The zone is estimated to be between 1.7 to 3.5 metres, true width, and appears to dip gently (15°) to the northwest where it remains open. Recovery in the upper portion of DDH-1 was approximately 60% while DDH-9 recovery is estimated around 90%.

The other 8 holes drilled on the Main Trench did not intersect significant mineralization.

The remaining 4 drill holes were located to target various geophysical anomalies throughout the property. DDH-10 was drilled approximately 400 metres southwest of the Main Trench into an IP and magnetic anomaly. While no high grade PGE mineralization was intersected, the drill hole encountered consistently anomalous nickel values throughout the hole.

The Company continues to evaluate the results to fully explain the surface mineralization and that encountered in DDH 1 & 9. The Company is also evaluating the additional exploration targets on the property.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

East Dog River Property – Ontario

In November 2001, the Company entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by the Company's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion. The East Dog River Property consists of 8 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

The Company intends to explore the East Dog River Property for its potential to host platinum-palladium-nickel mineralization similar to that discovered at the Buck Lake Property.

Buck Lake earned a 100% interest in the East Dog River Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

Mirage Lake Property– Ontario

In November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 2 claims and is 2.88 square km in size or approximately 288 hectares. Access is excellent.

Mirage Lake Property– Ontario – Cont'd

Buck Lake earned a 100% interest in the Mirage Lake Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

Gwyn Lake Gold Property –Ontario

On June 16, 2003 the Company entered into an agreement for the acquisition of a 100% interest in the Gwyn Lake Gold Property in Northwestern Ontario. The Gwyn Lake Gold Property is located within the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario. Historically, the Beardmore – Geraldton Gold Belt is well known for its extensive mining history including the discovery of over 19 gold mines reportedly having produced over 4 million ounces of Gold with a combined average grade of 11.5 g/t. The property is comprised of three claims totalling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km.

The Gwyn Lake Gold Property is located along a well defined iron formation (IF). The IF is clearly delineated by an airborne magnetic and electromagnetic (EM) survey. Three well defined east-northeast trending subparallel bands of EM conductors lie coincident with two strong east-northeast trending subparallel magnetic anomalies. These geophysical structures delineate a regional Gold Bearing Iron Formation which has been the target of gold exploration for centuries. The Gwyn Lake Property overlies a section along a 2 km strike covering both magnetic anomalies and all three EM bands.

To acquire a 100% interest in the property, Buck Lake must make cash payments totalling $75,000 over 4 years with the first payment of $5,000 due on or before September 1, 2003 (paid), the second payment of $5,000 due on or before September 1, 2004 (paid), issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. Buck Lake issued 20,000 common shares upon the TSX Venture Exchange approval during the year ended December 31, 2003 and 80,000 common shares during the year ended December 31, 2004. The vendor retains a 1% net smelter royalty (NSR), half (0.5%) of which can be purchased for a one time payment of $500,000 and the remaining half (0.5%) can be purchased for an additional $1,000,000.

Buck Lake completed its 2 week surface exploration on the Gwyn Lake Gold Property during the year ended December 31, 2004. The Company announced the discovery of two gold occurrences within a proven regional gold belt on the Gwyn Lake Gold Property.

Highlights from chip/channel sampling of these zones is as follows:

Sample #	Type (true width)	Zone	Lithology	Gold g/t
94806	Chip – 2.5 metres	North Zone	IF & Qtz vein	4.56
94811	Chip - 0.27 m metres	North Zone	Qtz vein	7.44
94945	Chip – 1.5 m metres	South Zone	IF	3.22
94946	Chip – 0.15 metres	South Zone	Qtz Vein	4.83
94947	Chip – 2 metres	South Zone	IF	5.33

Gwyn Lake Gold Property –Ontario – Cont'd

The Gwyn Lake Phase I Exploration Program targeted two of three well defined east-northeast trending subparallel zones delineated through airborne magnetic and electromagnetic (EM) anomalies representing a regional banded iron formation (IF).

Work on the property included prospecting and reconnaissance sampling/mapping as well as hand trenching and channel/chip sampling. The summer work program confirmed the presence of highly anomalous gold values within two of the three regional trending zones on the Gwyn Lake Property. To date, outcrop from portions of the North and South zones has been identified and sampled while the Central Zone remains unexplored.

The North Zone

Results from the North Zone returned gold mineralization from hand trenches dug during 2003 and extended during 2004. Notable gold values were sampled intermittently along strike for 125 metres and across an estimated width of 10 metres. Additional sampling approximately 15 metres north of the zone intersected additional mineralization suggesting the zone may be in excess of 25 metres in width. The zone continues to remain open to the east and west along strike and to the north and south where the zone dips beneath overburden.

The South Zone

Reconnaissance prospecting/sampling along the South Zone revealed the presence of historic hand dug trenches. Preliminary sampling of this portion of the South Zone consisted of 9 samples taken from outcrop approximately 50 metres along strike over a 10 metre width. Of the 9 chip/grab samples, 6 returned highly anomalous values within both the IF and associated quartz veins. Highlights of chip samples taken across the South Zone include chip sampling of 3.22 g/t gold over 1.5 metres, 5.33 g/t gold over 2 metres and 4.83 g/t over 0.15 metres. The South Zone occurrence remains open along strike to the east and west and the full width has not been determined due to overburden.

Buck Lake is encouraged with the discovery of two gold occurrences within a proven regional Gold Belt. Buck Lake plans a more detailed surface program to better define the North and South zones along strike, and to identify the gold potential of the Central Zone.

Rod Husband, B.Sc., P.Geo, acts as the Qualified Person supervising the Gwyn Lake Gold Project.

Kalnica-Selec Uranium Project –Slovakia

During the three months ended March 31, 2005 Buck Lake filed an application with Slovakian Government to acquire the Kalnica-Selec Uranium Project located in western Slovakia. This application has been accepted for processing.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Kalnica-Selec Uranium Project –Slovakia – Cont'd

The Kalnica-Selec Uranium Project is located in the Povazsky Inovec Mountains of western Slovakia and comprises 28.91 square kilometers. The project is located within an area targeted for uranium exploration since the 1960's. The area received widespread airborne and ground geophysics which confirmed the presence of radiometric anomalies in the region. The Kalnica-Selec Project area was further targeted to receive additional work based on the positive identification of radioactive anomalies.

From the 1960's to the 1980's the government Geological Survey continued work on the Kalnica-Selec Uranium Project area which included mapping, airborne and ground geophysics, pitting/trenching, drilling and tunnel driving.

Of notable significance is the delineation of the Prostredna dolina anomaly reported in Geological Survey literature to contain two notable mineralized beds, bed I and II. The two beds, hosted within various lithologies related to rhyolite volcanism and associated sedimentary strata, contain two different mineralization styles, stratiform uranium and hydrothermal carbonate-quartz veins.

Reported grades from the Prostredna dolina anomaly range from 0.13 to 0.142 percent uranium within sandstone hosted mineralization. Discontinuous chip samples within trenches dug in the area reportedly retuned from 0.027 to 0.827 percent uranium with up to 5 percent copper within sandstone, conglomerate and tuffitic strata.

Historic literature reports test-mining within the project area. Values from this work are being checked against all the historic data currently available to the company. Geologists are currently interpreting and translating historic data to identify targets for a 2005 summer work program.

Dr. Bohumil Molak, P.Geo, is the qualified person for this project.

The following table presents exploration expenditures incurred by the Company during the three months ended March 31, 2005 and year ended December 31, 2004:

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Buck Lake Claims	Balance December 31, 2003	(Reductions) Additions	Balance, December 31, 2004	(Reductions) Additions	Balance, March 31, 2005
Acquisition Costs					
Cash	$ 120,000	$ -	$ 120,000	$ 10,000	$ 130,000
Shares	34,500	-	34,500	7,000	41,500
Consulting – cash	100,000	-	100,000	-	100,000
Option payments – shares	(23,000)	-	(23,000)	-	(23,000)
	231,500	-	231,500	17,000	248,500
Deferred Exploration Costs					
Assays	19,744	25,371	45,115		45,115
Equipment rental	60,699	12,631	73,330		73,330
Field costs	411,511	196,490	608,001		608,001
Geological consulting –Note 9	56,733	41,250	97,983		97,983
Line cutting	4,246	-	4,246	-	4,246
Mapping	47,454	-	47,454	-	47,454
Reporting	50,045	-	50,045	-	50,045
Staking	3,164	-	3,164	-	3,164
Travel, accommodation	-	-	21,748	-	21,748
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	231,125	-	231,125	-	231,125
	653,596	275,742	929,338		929,338
	885,096	275,742	1,160,838		1,177,838
East Dog River Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred Exploration Costs					
Assays	24	-	24	-	24
Field costs	6,763	-	6,763	-	6,763
Geological consulting	3,675	2,014	5,690		5,690
Reporting	48	65	113		113
	10,510	2,079	12,589		12,589

..../Cont'd ..../Cont'd

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Balance December 31, 2003	(Reductions) Additions	Balance, December 31, 2004	(Reductions) Additions	Balance, March 31, 2005
East Dog River Claims	23,010	2,079	25,089	-	25,089
Mirage Lake Claims					
Acquisition Costs					
Cash	$ 5,000	$ -	$ 5,000	$ -	$ 5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred Exploration Costs					
Assays	383	102	485	-	485
Geological consulting	2,100	7,199	10,299	-	10,299
Field costs	11,645	681	12,326	-	12,326
Reporting	1,050	-	1,050	-	1,050
	15,178	7,982	24,160	-	24,160
	27,678	7,982	35,660	-	35,660
Gwyn Lake Claims					
Acquisition Costs					
Cash	5,000	5,000	10,000	-	10,000
Shares	3,600	9,000	12,600	-	12,600
	8,600	14,000	22,600	-	22,600
Deferred Exploration Costs					
Assays	45	1,640	1,685	-	1,685
Field costs	5,192	-	5,192	-	5,192
Geological consulting	6,300	39,081	45,381	4,562	49,943
Reporting	45	525	570	-	570
	.11,582	41,246	52,828	4,562	57,390
	20,182	55,246	75,428	-	79,990
Kalnica-Selec - acquisition	-	-	-	2,188	2,188
	$ 955,966	$ 341,049	$ 1,297,015	$ 23,750	$ 1,320,765

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Stock-based compensation

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to non-employees followed this method and options granted to employees were not expensed.

The Company has adopted the new policy on a prospective basis with no restatement of prior periods. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the three months ended March 31, 2005 and 2004, and three audited fiscal years ended December 31, 2004, 2003, and 2002:

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Three months ended March 31, 2005	Three months ended March 31, 2004	Year ended December 31, 2004	2003	2002
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(77,685)	(541,361)	(690,631)	(437,810)	(404,752)
Basic and diluted loss per share	(0.01)	(0.02)	(0.03)	(0.04)	(0.03)
Total assets	1,414,001	1,483,331	1,382,803	1,329,825	931,727

For the three months ended March 31, 2005 the net loss was $77,685 or $0.01 per share compared to the net loss of $541,361 or $0.02 per share (85.65% decrease) in comparable period in 2004. The comparability of the financial results of the three-month periods in 2005 and 2004 was affected by a non-cash compensation charge of $420,439 recorded by the Company in 2004 which represents fair value of 1,751,831 stock options granted during the first quarter in 2004.

For the year ended December 31, 2004 the net loss was $690,631 or $0.03 per share compared to the net loss of $473,810 or $0.04 per share (79% increase) in 2003. The increase in the net loss was primarily due to a non-cash compensation charge of $262,775 representing fair value of 1,751,831 stock options granted during the year and the increase of $7,638 in filing fees, $38,037 in shareholder communication expenditures, $16,450 in office expenses, $7,480 in promotion and travel and $3,158 in transfer agent fees. These increases were offset by $12,778 decrease in professional fees, $1,255 in amortization and $39,015 in bank and interest charges. For the year ended December 31, 2003 the net loss was $437,810 or $0.04 per share compared to the net loss of $404,752 or $0.03 per share for the year ended December 31, 2002.

RESULTS OF OPERATIONS

Current Quarter and Year-to-date

During the three months ended March 31, 2005 the Company incurred $9,000 (2004: $9,000) in consulting services, $17,020 (2004: $14,262) in interest charges, $1,050 (2004: $8,597) in filing fees, $22,000 (2004: $44,915) in professional fees, $2,719 (2004: $8,560) in office and miscellaneous expenses, $7,500 (2004: $7,500) in management fees, $10,500 (2004: $10,500) in office rent, $4,683 (2004: $7,538) in shareholder communication costs, $1,430 (2004: $3,163) in transfer agent fees, and $732 (2004: $6,246) in travel and promotion expenditures. In addition the company recorded amortization of $1,051 (2004: $1,051) and $Nil (2004: $420,439) non-cash compensation expense representing fair value of the stock options granted during the period.

REVENUE

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

EXPENSE

The following table identifies the changes in general and administrative expenditures for three months ended March 31, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002:

	Three months ended March 31, 2005	Three months ended March 31, 2004	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	$	$	$	$	$
Accounting, audit and legal	22,000	44,915	117,872	130,650	131,233
Increase (decrease) *	(51.02)	-	(9.78)	(0.45)	-
Amortization	1,051	1,051	4,203	5,458	7,016
Increase (decrease) *	-	-	(23.00)	(22.21)	-
Interest	17,020	14,262	66,771	105,786	44,430
Increase (decrease) *	19.34	-	(36.88)	138.09	-
Consulting fees	9,000	9,000	36,000	36,000	37,500
Increase (decrease) *	-	-	-	(4.0)	-
Filing fees	1,050	8,597	15,979	8,341	3,709
Increase (decrease) *	(87.79)	-	91.57	124.81	-
Management fees	7,500	7,500	30,000	30,000	30,000
Increase (decrease) *	-	-	-	-	-
Office services and expenses	2,719	8,560	48,497	32,047	7,490
Increase (decrease) *	(68.24)	-	51.33	327.86	-
Promotion and travel	732	6,246	15,376	7,896	62,784
Increase (decrease) *	(88.28)	-	94.73	(87.42)	-
Rent	10,500	10,500	42,000	42,000	42,000
Increase (decrease) *	-	-	-	-	-
Shareholder communications fees	4,683	7,538	40,640	2,603	-
Increase (decrease) *	(37.87)	-	1,461.28	N/A	-
Stock-based compensation	-	420,4392	62,775	-	-
Increase (decrease) *	(100)	-	N/A	-	-
Transfer agent	1,430	3,163	6,725	3,567	3,698
Increase (decrease) *	(54.79)	-	88.53	(3.54)	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for the last eight quarters:

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Year ended December 31,							
	2005	2004				2003		
	Q1	Q1	Q2	Q3	Q4	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(77,685)	(541,361)	(89,131)	(65,727)	(152,076)	(70,455)	(75,190)	(273,304)
Basic/diluted loss per share	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)

During the quarter ended March 31, 2005 the Company incurred $9,000 (2004: $9,000) in consulting services, $17,020 (2004: $14,262) in interest charges, $1,050 (2004: $8,597) in fling fees, $22,000 (2004: $44,915) in professional fees, $2,719 (2004: $8,560) in office and miscellaneous expenses, $7,500 (2004: $7,500) in management fees, $10,500 (2004: $10,500) in office rent, $4,683 (2004: $7,538) in shareholder communication costs, $1,430 (2004: $3,163) in transfer agent fees, and $732 (2004: $6,246) in travel and promotion expenditures. In addition the company recorded amortization of $1,051 (2004: $1,051) and $Nil (2004: $420,439) non-cash compensation expense representing fair value of the stock options granted during the period.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2005, the Company had a working capital deficiency of $1,346,199 (2004: $591,152).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

At March 31, 2005, the Company held cash on hand of $1,000 (2004: $437,295) and liabilities totalled $1,425,574 (2004: $1,091,134).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

(a) Authorized:

100,000,000 common shares without par value.

(b) Issued:

SHARE CAPITAL – Cont'd

		Number	Amount
Balance, December 31, 2002		13,201,551	$ 5,532,673
For resource properties	- at $0.17	150,000	25,500
	- at $0.18	20,000	3,600
Issued for cash			
Pursuant to private placements	- at $0.10	4,000,000	400,000
Finders fees		146,760	-
Balance, December 31, 2003		17,518,311	5,961,773
For resource properties	- at $0.20	30,000	6,000
	- at $0.06	50,000	3,000
Issued for services			
Pursuant to private placement	- at $0.10	258,491	25,849
Issued for cash			
Pursuant to private placements	- at $0.10	5,241,509	524,151
Finders fees		220,000	-
Less: issue costs		-	(29,151)
Balance, December 31, 2004		23,318,311	$ 6,491,622
For resource properties	- at $0.07	100,000	7,000
Balance, March 31, 2005, and May 30, 2005		23,418,311	$ 6,498,622

c) Escrow:

At March 31, 2004, the company's transfer agent held 250,000 common shares in escrow. The release of these shares is subject to regulatory approval. Any shares not released by March 13, 2003 will be cancelled. As of March 13, 2003 these shares were not released and are subject to cancellation.

d) Commitments:

i) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of March 31, 2005, and December 31, 2004 and 2003 and the changes during the years then ended is as follows:

SHARE CAPITAL – Cont'd

d) Commitments:

Stock-based Compensation Plan – Cont'd

	Number	Weighted Average Price
Options exercisable and outstanding, December 31, 2003	-	-
Granted	1,751,831	$0.13
Options exercisable and outstanding, December 31, 2004 and March 31, 2005	1,751,831	$0.13

At March 31, 2005 and December 31, 2004, the Company had 1,751,831 share purchase options outstanding exercisable at $0.13 per share until January 5, 2006.

ii) Share Purchase Warrants

At March 31, 2005, and December 31, 2004, there were 9,793,380 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Price	Expiry Date
2,248,380	$0.12	December 22, 2005
1,825,000	$0.12	December 31, 2005
5,720,000	$0.12	February 9, 2006
9,793,380		

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

RELATED PARTY TRANSACTIONS

The company was charged the following amounts by directors of the company or companies with directors in common:

	Three months ended March 31, 2005	2004
Interest	$ -	$ 7,865
Management fees	-	7,500
Consulting	9,000	9,000
	$ 9,000	$ 24,365

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At March 31, 2005, marketable securities include $6,000 (2004: $6,000) in shares of companies with common directors.

At March 31, 2005, amounts due to related parties include $573,730 (2004: $499,117) due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

RISKS AND UNCERTAINTIES

Buck Lake plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-1559

BUCK LAKE VENTURES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Unaudited - Prepared by Management)

BUCK LAKE VENTURES LTD.

June 30, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED BALANCE SHEETS

ASSETS

	June 30, 2005 (Unaudited)	December 31,2004 (Audited)
Current		
Cash	$ 216	$ 1,190
GST receivable	13,976	36,758
Marketable securities	8,000	8,000
Prepaid expense and advances	27,415	24,928
	49,607	70,876
Equipment– Note 3	12,810	14,912
Resource property costs	1,334,871	1,297,015
	$ 1,397,288	$ 1,382,803

LIABILITIES

Current		
Accounts payable – Note 4	$ 818,669	$ 619,676
Due to related parties	570,543	628,354
Advances payable	8,234	8,234
Loans payable	67,427	67,427
	1,464,873	1,323,691

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital – Note 2	6,498,622	6,491,622
Contributed surplus – Note 2	262,775	262,775
Deficit	(6,828,982)	(6,695,285)
	(67,585)	59,112
	$ 1,397,288	$ 1,382,803

APPROVED BY DIRECTORS:

"Raymond Roland" Director *"Renee Brickner"* Director

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENT OF DEFICIT
(Unaudited – Prepared by Management)

	Six months ended June 30,	
	2005	2004
DEFICIT, BEGINNING OF THE PERIOD	$ 6,695,285	$ 6,004,654
NET LOSS	133,697	630,492
DEFICIT, END OF THE PERIOD	$ 6,828,982	$ 6,635,146

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited – Prepared by Management)

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Administrative Expenses				
Amortization	$ 1,051	$ 1,051	$ 2,102	$ 2,102
Consulting	9,000	9,000	18,000	18,000
Interest – Note 4	19,871	17,900	36,891	32,162
Filing fees	3,145	5,857	4,195	14,454
Professional fees	3,000	12,424	25,000	57,339
Office and miscellaneous	722	11,901	3,441	20,461
Management fees – Note 4	7,500	7,500	15,000	15,000
Rent	10,500	10,500	21,000	21,000
Shareholder communications	-	9,283	4,683	16,821
Transfer agent	905	1,558	2,335	4,721
Travel & promotion	318	2,336	1,050	8,582
Net loss before other items	(56,012)	(89,310)	(133,697)	(210,642)
Other items				
Interest and miscellaneous income	-	179	-	589
Non-cash compensation charge – Note 2	-	-	-	(420,439)
Net loss for the period	$ (56,012)	$ (89,131)	$ (133,697)	$ (630,492)
Loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.03

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Operating Activities				
Net loss for the period	$ (56,012)	$ (89,131)	$ (133,697)	$ (630,492)
Add (deduct) items not affecting cash:				
Amortization	1,051	1,051	2,102	2,102
Non-cash compensation charge	-	-	-	420,439
	(54,961)	(88,080)	(131,595)	(207,951)
Changes in non-cash working capital balances related to operations:				
GST receivable	25,871	449	22,782	(5,682)
Prepaid expense and advances	3,113	1,277	(2,487)	(10,710)
Accounts payable	42,486	(60,831)	198,993	(66,942)
Due to related parties	(3,187)	(24,998)	(57,811)	(157,459)
	13,322	(172,183)	29,882	(448,744)
Investing Activities				
Acquisition of resource properties	(12,706)	6,000	(24,894)	6,000
Deferred exploration costs	(1,400)	(181,869)	(5,962)	(185,189)
	(14,106)	(175,869)	(30,856)	(179,189)
Financing Activities				
Issuance of common shares for cash	-	-	-	550,000
Loans payable	-	(3,700)	-	(146,700)
	-	(3,700)	-	403,300
Increase (Decrease) in cash during the period	(784)	(351,752)	(974)	(224,633)
Cash, beginning of the period	1,000	437,295	1,190	310,176
Cash, end of the period	$ 216	$ 85,543	$ 216	$ 85,543

Non-cash transaction – Note 5

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim six months financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2004 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2004 financial statements.

Note 2 Share Capital

(a) Authorized:
100,000,000 common shares without par value.

(b) Issued:

		Number	Amount
Balance, December 31, 2002		13,201,551	$ 5,532,673
For resource properties	- at $0.17	150,000	25,500
	- at $0.18	20,000	3,600
Issued for cash			
Pursuant to private placements	- at $0.10	4,000,000	400,000
Finders fees		146,760	-
Balance, December 31, 2003		17,518,311	5,961,773
For resource properties	- at $0.20	30,000	6,000
	- at $0.06	50,000	3,000
Issued for services			
Pursuant to private placement	- at $0.10	258,491	25,849
Issued for cash			
Pursuant to private placements	- at $0.10	5,241,509	524,151
Finders fees		220,000	-
Less: issue costs		-	(29,151)
Balance, December 31, 2004		23,318,311	$ 6,491,622
For resource properties	- at $0.07	100,000	7,000
Balance, June 30, 2005		23,418,311	$ 6,498,622

Note 2 Share Capital – (Cont'd)

c) Escrow:

At June 30, 2005, the Company's transfer agent held 250,000 common shares in escrow. These shares were not released by March 13, 2003, the latest release date, and are subject to cancellation.

d) Commitments:

i) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of June 30, 2005, and 2004 and the changes during the periods then ended is as follows:

	June 30, 2005		June 30, 2004	
	#	Weighted Average Price	#	Weighted Average Price
Options exercisable and outstanding, beginning of the period	1,751,831	$ 0.13	-	
Granted	-		1,751,831	$ 0.13
Expired	-		-	
Options exercisable and outstanding, end of the period	1,751,831	$ 0.13	1,751,831	$ 0.13

At June 30, 2005 and December 31, 2004, the Company had 1,751,831 share purchase options outstanding exercisable at $0.13 per share until January 5, 2006.

ii) Share Purchase Warrants

At June 30, 2005, and December 31, 2004, there were 9,793,380 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Price	Expiry Date
2,248,380	$0.12	December 22, 2005
1,825,000	$0.12	December 31, 2005
5,720,000	$0.12	February 9, 2006
9,793,380		

Note 3 Capital Assets

	June 30, 2005			June 30, 2004
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 8,934	$ 6,842	$ 2,092	$ 3,231
Furniture and fixtures	16,585	9,898	6,687	8,598
Office equipment	10,000	5,969	4,031	5,184
	$ 35,519	$ 22,709	$ 12,810	$ 17,013

Note 4 Related Party Transactions

The company was charged the following amounts by directors of the company or companies with directors in common:

	Six months ended June 30, 2005	2004
Interest	$ -	$ 16,702
Management fees	-	15,000
Consulting	18,000	18,000
	$ 18,000	$ 49,702

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At June 30, 2005, marketable securities include $6,000 (2004: $6,000) in shares of companies with common directors.

At June 30, 2005, amounts due to related parties include $570,543 (2004: $474,119) due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

Note 5 Non-cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. During the six months ended June 30, 2005, the Company issued 100,000 common shares at $0.07 per share totalling $7,000 as option payment with respect to the Buck Lake Property.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

AUGUST 23, 2005

For the six months ended June 30, 2005, Buck Lake Ventures Ltd. ("Buck Lake" or the "Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of August 23, 2005 provides information on the operations of Buck Lake for the six months ended June 30, 2005 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the year ended December 31, 2004.

OVERVIEW

Buck Lake is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BUC".

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company is actively acquiring interests in and exploring resource exploration properties. In particular for the past several years Buck Lake has been exploring several properties with Platinum Group Element (PGE) mineralization near Thunder Bay, Ontario.

Buck Lake is actively reviewing several gold and silver properties in Canada and uranium properties in Eastern Europe for acquisition and subsequent exploration. During the six months ended June 30, 2005, Buck Lake acquired the right to explore a uranium property in Slovakia.

Mineral Properties

Buck Lake Project Claims – Ontario

The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. The Company considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles Mine, is found within Archean mafic to ultramafic intrusions which form a circular structure approximately 30 km in diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion, the Wakinoo Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located near this structure.

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles Palladium Mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 119 claim units.

Buck Lake Project Claims – Ontario – Cont'd

The Lac des Iles Deposit is one of the largest of its type in the world and confirms the potential of northwestern Ontario, and the Lac des Iles area in particular, as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% Copper and 9.96% Nickel.

Trenching at the discovery area indicates the Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Preliminary indications are that these two significant PGE discoveries may be part of one large PGE structure of continuous PGE mineralization.

Buck Lake optioned the initial claims from two prospectors. The amended terms of the property agreement include the Company paying to the prospectors $290,000 over five years, issuing to the prospectors 266,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which Buck Lake may purchase for $500,000. The Company has completed the exploration expenditure requirements called for in the property Option Agreement, having incurred in excess of $500,000 in exploration on this property.

During three months ended March 31, 2005 Buck Lake entered into an amending agreement with respect to its Buck Lake property. Pursuant to the terms of the amending agreement, in consideration of a cash payment of $20,000.00 and the issuance of 200,000 common shares of the Company to the optionors, the final $150,000.00 cash payment due to the optionors on November 30, 2003 has been deferred to January 31, 2007. The amending agreement was accepted for filing by TSX Venture Exchange and the Company issued 100,000 common shares to the property optionors; the remaining 100,000 common shares are due to be issued by January 31, 2006.

Buck Lake Project Claims – Ontario – Cont'd

During the year ended December 31, 2004 Buck Lake completed a phase I of the Diamond Drill Exploration Program at its Buck Lake Platinum/Palladium/Nickel Project.

This drill program was the first drill testing completed on the company's high grade surface showing returning 31.6 grams per ton palladium, 9.96 % nickel, 2.82 grams per ton platinum and 1.53% copper located within the Main Trench on the Buck Lake Property.

This phase I Drill Program was designed to test the Main Discovery Area, with the initial 10 drill holes testing mineralization to depths of up to 200 meters.

A total of 14 drill holes varying in length from 49 to 250 metres were completed during the phase I Drill Program. Of the 14 holes drilled, 10 were located over the Main Trench designed to test the Main Discovery Area where channel and grab sampling revealed the presence of high grade pyroxenite clasts.

DDH	Depth (m)		Interval	Platinum	Palladium	Pt+Pd	Copper	Nickel
	From	To	(m)	ppm	ppm	ppm	ppm	ppm
DDH-1								
	0	1.75	1.75	0.317	0.494	0.811	1090	1300
DDH-9	4.66	6.2	1.54	0.147	0.291	0.438	587	791
	6.2	8.76	2.56	.91	1.21	2.12	1165	3060

DDH-1 and DDH-9 intersected what is interpreted to be a shallow, well fractured, mineralized zone containing variable rusty weathering and 2-10% blebby sulphides. Both drill holes intersected the zone at shallow depths (less than 10 metres). The zone is estimated to be between 1.7 to 3.5 metres, true width, and appears to dip gently (15°) to the northwest where it remains open. Recovery in the upper portion of DDH-1 was approximately 60% while DDH-9 recovery is estimated around 90%.

The other 8 holes drilled on the Main Trench did not intersect significant mineralization.

The remaining 4 drill holes were located to target various geophysical anomalies throughout the property. DDH-10 was drilled approximately 400 metres southwest of the Main Trench into an IP and magnetic anomaly. While no high grade PGE mineralization was intersected, the drill hole encountered consistently anomalous nickel values throughout the hole.

The Company continues to evaluate the results to fully explain the surface mineralization and that encountered in DDH 1 & 9. The Company is also evaluating the additional exploration targets on the property.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

East Dog River Property – Ontario

In November 2001, the Company entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by the Company's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion. The East Dog River Property consists of 8 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

The Company intends to explore the East Dog River Property for its potential to host platinum-palladium-nickel mineralization similar to that discovered at the Buck Lake Property.

Buck Lake earned a 100% interest in the East Dog River Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

Mirage Lake Property– Ontario

In November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 2 claims and is 2.88 square km in size or approximately 288 hectares. Access is excellent.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Mirage Lake Property– Ontario – *Cont'd*

Buck Lake earned a 100% interest in the Mirage Lake Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

Gwyn Lake Gold Property –Ontario

On June 16, 2003 the Company entered into an agreement for the acquisition of a 100% interest in the Gwyn Lake Gold Property in Northwestern Ontario. The Gwyn Lake Gold Property is located within the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario. Historically, the Beardmore – Geraldton Gold Belt is well known for its extensive mining history including the discovery of over 19 gold mines reportedly having produced over 4 million ounces of Gold with a combined average grade of 11.5 g/t. The property is comprised of three claims totalling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km.

The Gwyn Lake Gold Property is located along a well defined iron formation (IF). The IF is clearly delineated by an airborne magnetic and electromagnetic (EM) survey. Three well defined east-northeast trending subparallel bands of EM conductors lie coincident with two strong east-northeast trending subparallel magnetic anomalies. These geophysical structures delineate a regional Gold Bearing Iron Formation which has been the target of gold exploration for centuries. The Gwyn Lake Property overlies a section along a 2 km strike covering both magnetic anomalies and all three EM bands.

To acquire a 100% interest in the property, Buck Lake must make cash payments totalling $75,000 over 4 years with the first payment of $5,000 due on or before September 1, 2003 (paid), the second payment of $5,000 due on or before September 1, 2004 (paid), issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. Buck Lake issued 20,000 common shares upon the TSX Venture Exchange approval during the year ended December 31, 2003 and 80,000 common shares during the year ended December 31, 2004. The vendor retains a 1% net smelter royalty (NSR), half (0.5%) of which can be purchased for a one time payment of $500,000 and the remaining half (0.5%) can be purchased for an additional $1,000,000.

Buck Lake completed its 2 week surface exploration on the Gwyn Lake Gold Property during the year ended December 31, 2004. The Company announced the discovery of two gold occurrences within a proven regional gold belt on the Gwyn Lake Gold Property.

Highlights from chip/channel sampling of these zones is as follows:

Sample #	**Type (true width)**	**Zone**	**Lithology**	**Gold g/t**
94806	Chip – 2.5 metres	North Zone	IF & Qtz vein	4.56
94811 Ch	ip - 0.27 m metres	North Zone	Qtz vein	7.44
94945	Chip – 1.5 m metres	South Zone	IF	3.22
94946	Chip – 0.15 metres	South Zone	Qtz Vein	4.83
94947	Chip – 2 metres	South Zone	IF	5.33

Gwyn Lake Gold Property –Ontario – Cont'd

The Gwyn Lake Phase I Exploration Program targeted two of three well defined east-northeast trending subparallel zones delineated through airborne magnetic and electromagnetic (EM) anomalies representing a regional banded iron formation (IF).

Work on the property included prospecting and reconnaissance sampling/mapping as well as hand trenching and channel/chip sampling. The summer work program confirmed the presence of highly anomalous gold values within two of the three regional trending zones on the Gwyn Lake Property. To date, outcrop from portions of the North and South zones has been identified and sampled while the Central Zone remains unexplored.

The North Zone

Results from the North Zone returned gold mineralization from hand trenches dug during 2003 and extended during 2004. Notable gold values were sampled intermittently along strike for 125 metres and across an estimated width of 10 metres. Additional sampling approximately 15 metres north of the zone intersected additional mineralization suggesting the zone may be in excess of 25 metres in width. The zone continues to remain open to the east and west along strike and to the north and south where the zone dips beneath overburden.

The South Zone

Reconnaissance prospecting/sampling along the South Zone revealed the presence of historic hand dug trenches. Preliminary sampling of this portion of the South Zone consisted of 9 samples taken from outcrop approximately 50 metres along strike over a 10 metre width. Of the 9 chip/grab samples, 6 returned highly anomalous values within both the IF and associated quartz veins. Highlights of chip samples taken across the South Zone include chip sampling of 3.22 g/t gold over 1.5 metres, 5.33 g/t gold over 2 metres and 4.83 g/t over 0.15 metres. The South Zone occurrence remains open along strike to the east and west and the full width has not been determined due to overburden.

Buck Lake is encouraged with the discovery of two gold occurrences within a proven regional Gold Belt. Buck Lake plans a more detailed surface program to better define the North and South zones along strike, and to identify the gold potential of the Central Zone.

Rod Husband, B.Sc., P.Geo, acts as the Qualified Person supervising the Gwyn Lake Gold Project.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Kalnica-Selec Uranium Project –Slovakia

During the six months ended June 30, 2005 Buck Lake filed an application with Slovakian Government to acquire the Kalnica-Selec Uranium Project located in western Slovakia. This application has been approved by Slovakian Government. Subsequent to June 30, 2005 Buck Lake received official documentation accepting Buck Lake's application for exploration of the Kalnica-Selec Uranium Project.

The Kalnica-Selec Uranium Project is located in the Povazsky Inovec Mountains of western Slovakia and comprises 28.91 square kilometers. The project is located within an area targeted for uranium exploration since the 1960's. The area received widespread airborne and ground geophysics which confirmed the presence of radiometric anomalies in the region. The Kalnica-Selec Project area was further targeted to receive additional work based on the positive identification of radioactive anomalies.

From the 1960's to the 1980's the government Geological Survey continued work on the Kalnica-Selec Uranium Project area which included mapping, airborne and ground geophysics, pitting/trenching, drilling and tunnel driving.

Of notable significance is the delineation of the Prostredna dolina anomaly reported in Geological Survey literature to contain two notable mineralized beds, bed I and II. The two beds, hosted within various lithologies related to rhyolite volcanism and associated sedimentary strata, contain two different mineralization styles, stratiform uranium and hydrothermal carbonate-quartz veins.

Reported grades from the Prostredna dolina anomaly range from 0.13 to 0.142 percent uranium within sandstone hosted mineralization. Discontinuous chip samples within trenches dug in the area reportedly retuned from 0.027 to 0.827 percent uranium with up to 5 percent copper within sandstone, conglomerate and tuffitic strata.

Historic literature reports test-mining within the project area. Values from this work are being checked against all the historic data currently available to the company. Geologists are currently interpreting and translating historic data to identify targets for a 2005 summer work program.

Dr. Bohumil Molak, P.Geo, is the qualified person for this project.

The following table presents exploration expenditures incurred by the Company during the six months ended June 30, 2005 and year ended December 31, 2004:

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Buck Lake Claims	Balance December 31, 2003	(Reductions) Additions	Balance, December 31, 2004	(Reductions) Additions	Balance, June 30, 2005
Acquisition Costs					
Cash	$ 120,000	$ -	$ 120,000	$ 10,000	$ 130,000
Shares	34,500	-	34,500	7,000	41,500
Consulting – cash	100,000	-	100,000	-	100,000
Option payments – shares	(23,000)	-	(23,000)	-	(23,000)
	231,500	-	231,500	17,000	248,500
Deferred Exploration Costs					
Assays	19,744	25,371	45,115	-	45,115
Equipment rental	60,699	12,631	73,330	-	73,330
Field costs	411,511	196,490	608,001	-	608,001
Geological consulting –Note 9	56,733	41,250	97,983	-	97,983
Line cutting	4,246	-	4,246	-	4,246
Mapping	47,454	-	47,454	-	47,454
Reporting	50,045	-	50,045	-	50,045
Staking	3,164	-	3,164	-	3,164
Travel, accommodation	-	-	21,748	-	21,748
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	231,125	-	231,125	-	231,125
	653,596	275,742	929,338	-	929,338
	885,096	275,742	1,160,838	17,000	1,177,838
East Dog River Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred Exploration Costs					
Assays	24	-	24	-	24
Field costs	6,763	-	6,763	-	6,763
Geological consulting	3,675	2,014	5,690	350	6,040
Reporting	48	65	113	-	113
	10,510	2,079	12,589	350	12,939

..../Cont'd

..../Cont'd

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Balance December 31, 2003	(Reductions) Additions	Balance, December 31, 2004	(Reductions) Additions	Balance, June 30, 2005
East Dog River Claims	23,010	2,079	25,089	350	25,439
Mirage Lake Claims					
Acquisition Costs					
Cash	$ 5,000	$ -	$ 5,000	$ -	$ 5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred Exploration Costs					
Assays	383	102	485	-	485
Geological consulting	2,100	7,199	10,299	350	10,649
Field costs	11,645	681	12,326	-	12,326
Reporting	1,050	-	1,050	-	1,050
	15,178	7,982	24,160	350	24,510
	27,678	7,982	35,660	350	37,010
Gwyn Lake Claims					
Acquisition Costs					
Cash	5,000	5,000	10,000	-	10,000
Shares	3,600	9,000	12,600	-	12,600
	8,600	14,000	22,600	-	22,600
Deferred Exploration Costs					
Assays	45	1,640	1,685	-	1,685
Field costs	5,192	-	5,192	-	5,192
Geological consulting	6,300	39,081	45,381	5,262	49,943
Reporting	45	525	570	-	570
	11,582	41,246	52,828	5,262	57,390
	20,182	55,246	75,428	5,262	79,990
Kalnica-Selec - acquisition	-	-	-	14,894	14,894
	$ 955,966	$ 341,049	$ 1,297,015	$ 37,856	$ 1,334,871

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the six months ended June 30, 2005 and 2004, and three audited fiscal years ended December 31, 2004, 2003, and 2002:

	Six months ended June 30, 2005	Six months ended June 30, 2004	Year ended December 31, 2004	2003	2002
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(133,697)	(630,492)	(690,631)	(437,810)	(404,752)
Basic and diluted loss per share	(0.01)	(0.03)	(0.03)	(0.04)	(0.03)
Total assets	1,397,288	1,304,671	1,382,803	1,329,825	931,727

For the six months ended June 30, 2005 the net loss was $133,697 or $0.01 per share compared to the net loss of $630,492 or $0.03 per share (78.79% decrease) in comparable period in 2004. The comparability of the financial results of the six-month periods in 2005 and 2004 was affected by a non-cash compensation charge of $420,439 recorded by the Company in 2004 which represents fair value of 1,751,831 stock options granted during the period ended June 30, 2004.

For the year ended December 31, 2004 the net loss was $690,631 or $0.03 per share compared to the net loss of $473,810 or $0.04 per share (79% increase) in 2003. The increase in the net loss was primarily due to a non-cash compensation charge of $262,775 representing fair value of 1,751,831 stock options granted during the year and the increase of $7,638 in filing fees, $38,037 in shareholder communication expenditures, $16,450 in office expenses, $7,480 in promotion and travel and $3,158 in transfer agent fees. These increases were offset by $12,778 decrease in professional fees, $1,255 in amortization and $39,015 in bank and interest charges. For the year ended December 31, 2003 the net loss was $437,810 or $0.04 per share compared to the net loss of $404,752 or $0.03 per share for the year ended December 31, 2002.

RESULTS OF OPERATIONS

Current Quarter

During the three months ended June 30, 2005 the Company incurred $9,000 (2004: $9,000) in consulting services, $19,871 (2004: $17,900) in interest charges, $3,145 (2004: $5,857) in filing fees, $3,000 (2004: $12,424) in professional fees, $722 (2004: $11,901) in office and miscellaneous expenses, $7,500 (2004: $7,500) in management fees, $10,500 (2004: $10,500) in office rent, $Nil (2004: $9,283) in shareholder communication costs, $905 (2004: $1,558) in transfer agent fees, and $318 (2004: $2,336) in travel and promotion expenditures. In addition the company recorded amortization of $1,051 (2004: $1,051).

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Current Quarter – Cont'd

During the quarter the Company continued working on acquisition of the Kalnica-Selec Uranium Project located in western Slovakia. During the quarter Buck Lake filed an application to commence exploration on the Company's Kalnica-Selec Uranium Project. Subsequent to the quarter end the Company received official documentation accepting Buck Lake's application for exploration of the Kalnica-Selec Uranium Project.

Year-to-date

During the six months ended June 30, 2005 the Company incurred $18,000 (2004: $18,000) in consulting services, $2,102 (2004: $2,102) in amortization, $36,891 (2004: $32,162) in interest charges, $4,195 (2004: $14,454) in filing fees, $25,000 (2004: $57,339) in professional fees, $3,441 (2004: $20,461) in office and miscellaneous expenses, $15,000 (2004: $15,000) in management fees, $21,000 (2004: $21,000) in office rent, $4,683 (2004: $16,821) in shareholder communication costs, $2,335 (2004: $4,721) in transfer agent fees, and $1,050 (2004: $8,582) in travel and promotion expenditures.

REVENUE

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSE

The following table identifies the changes in general and administrative expenditures for six months ended June 30, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002:

	Six months ended June 30, 2005	Six months ended June 30, 2004	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	$	$	$	$	$
Accounting, audit and legal	25,000	57,339	117,872	130,650	131,233
Increase (decrease) *	(56.40)	-	(9.78)	(0.45)	-
Amortization	2,102	2,102	4,203	5,458	7,016
Increase (decrease) *	-	-	(23.00)	(22.21)	-
Interest	36,891	32,162	66,771	105,786	44,430
Increase (decrease) *	14.70	-	(36.88)	138.09	-
Consulting fees	18,000	18,000	36,000	36,000	37,500
Increase (decrease) *	-	-	-	(4.0)	-
Filing fees	4,195	14,454	15,979	8,341	3,709
Increase (decrease) *	(70.98)	-	91.57	124.81	-

... Cont'd

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Six months ended June 30, 2005	Six months ended June 30, 2004	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	$	$	$	$	$
Management fees	15,000	15,000	30,000	30,000	30,000
Increase (decrease) *	-	-	-	-	-
Office services and expenses	3,441	20,461	48,497	32,047	7,490
Increase (decrease) *	(83.18)	-	51.33	327.86	-
Promotion and travel	1,050	8,582	15,376	7,896	62,784
Increase (decrease) *	(87.77)	-	94.73	(87.42)	-
Rent	21,000	21,000	42,000	42,000	42,000
Increase (decrease) *	-	-	-	-	-
Shareholder communications fees	4,683	16,821	40,640	2,603	-
Increase (decrease) *	(72.16)	-	1,461.28	N/A	-
Stock-based compensation	-	420,439	262,775	-	-
Increase (decrease) *	(100)	-	N/A	-	-
Transfer agent	2,335	4,721	6,725	3,567	3,698
Increase (decrease) *	(50.54)	-	88.53	(3.54)	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for the last eight quarters:

	Year ended December 31,							
	2005		2004				2003	
	Q1	Q2	Q1	Q2	Q3	Q4	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(77,685)	(56,012)	(541,361)	(89,131)	(65,727)	(152,076)	(75,190)	(273,304)
Basic/diluted loss per share	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)

The comparability of the results of operations during the first quarter in 2004 was affected by a non-cash compensation charge of $420,439 recorded by the Company in 2004 which represents fair value of 1,751,831 stock options granted during the period ended June 30, 2004. The net loss in the second quarter of 2005 decreased by approximately 37% compared to the same quarter in 2004 primarily due to the decrease in professional fees and shareholder communication costs.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2005, the Company had a working capital deficiency of $1,415,266 (2004: $855,102).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

At June 30, 2005, the Company held cash on hand of $216 (2004: $85,543) and liabilities totalled $1,464,873 (2004: $1,001,605).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

(a) Authorized:

100,000,000 common shares without par value.

(b) Issued:

		Number	Amount
Balance, December 31, 2002		13,201,551	$ 5,532,673
For resource properties	- at $0.17	150,000	25,500
	- at $0.18	20,000	3,600
Issued for cash			
Pursuant to private placements	- at $0.10	4,000,000	400,000
Finders fees		146,760	-
Balance, December 31, 2003		17,518,311	5,961,773
For resource properties	- at $0.20	30,000	6,000
	- at $0.06	50,000	3,000
Issued for services			
Pursuant to private placement	- at $0.10	258,491	25,849
Issued for cash			
Pursuant to private placements	- at $0.10	5,241,509	524,151
Finders fees		220,000	-
Less: issue costs		-	(29,151)
Balance, December 31, 2004		23,318,311	$ 6,491,622
For resource properties	- at $0.07	100,000	7,000
Balance, June 30, 2005, and August 23, 2005		23,418,311	$ 6,498,622

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

SHARE CAPITAL – CONT'D

c) Escrow:

At March 31, 2004, the company's transfer agent held 250,000 common shares in escrow. The release of these shares is subject to regulatory approval. Any shares not released by March 13, 2003 will be cancelled. As of March 13, 2003 these shares were not released and are subject to cancellation.

d) Commitments:

i) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of June 30, 2005, and December 31, 2004 and 2003 and the changes during the years then ended is as follows:

	Number	Weighted Average Price
Options exercisable and outstanding, December 31, 2003	-	-
Granted	1,751,831	$0.13
Options exercisable and outstanding, December 31, 2004 and June 30, 2005	1,751,831	$0.13

At June 30, 2005 and December 31, 2004, the Company had 1,751,831 share purchase options outstanding exercisable at $0.13 per share until January 5, 2006.

The Company adopted the new policy to record the fair value of compensation expense on the granting of stock options effective for the year ended December 31, 2003. The fair value is determined using the Black-Scholes model. For the six months ended June 30, 2004 the Company recorded a non-cash compensation charge of $420,439.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.75%
Dividend yield	-
Expected stock price volatility	199%
Weighted average expected stock option life	2 years

SHARE CAPITAL – CONT'D

d) Commitments:

ii) Share Purchase Warrants

At June 30, 2005, and December 31, 2004, there were 9,793,380 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Price	Expiry Date
2,248,380	$0.12	December 22, 2005
1,825,000	$0.12	December 31, 2005
5,720,000	$0.12	February 9, 2006
9,793,380		

RELATED PARTY TRANSACTIONS

The company was charged the following amounts by directors of the company or companies with directors in common:

	Six months ended June 30, 2005	2004
Interest	$ -	$ 16,702
Management fees	-	15,000
Consulting	18,000	18,000
	$ 18,000	$ 49,702

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At June 30, 2005, marketable securities include $6,000 (2004: $6,000) in shares of companies with common directors.

At March 31, 2005, amounts due to related parties include $570,543 (2004: $474,119) due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

RISKS AND UNCERTAINTIES

Buck Lake plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-1669

amended

BUCK LAKE VENTURES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005

(Unaudited - Prepared by Management)

BUCK LAKE VENTURES LTD.

March 31, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31, 2005 (Unaudited)	December 31, 2004 (Audited)
Current		
Cash	$ 1,000	$ 1,190
GST receivable	39,847	36,758
Marketable securities	8,000	8,000
Prepaid expense and advances	30,528	24,928
	79,375	70,876
Equipment– Note 3	13,861	14,912
Resource property costs	1,320,765	1,297,015
	$ 1,414,001	$ 1,382,803

LIABILITIES

Current		
Accounts payable – Note 4	$ 776,183	$ 619,676
Due to related parties	573,730	628,354
Advances payable	8,234	8,234
Loans payable	67,427	67,427
	1,425,574	1,323,691

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital – Note 2	6,498,622	6,491,622
Contributed surplus – Note 2	262,775	262,775
Deficit	(6,772,970)	(6,695,285)
	(11,573)	59,112
	$ 1,414,001	$ 1,382,803

APPROVED BY DIRECTORS:

"Renee Brickner" Director   *"Raymond Roland"* Director

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENT OF DEFICIT
(Unaudited – Prepared by Management)

	Three months ended March 31,	
	2005	2004
DEFICIT, BEGINNING OF THE PERIOD	$ 6,695,285	$ 6,004,654
NET LOSS	77,685	541,361
DEFICIT, END OF THE PERIOD	$ 6,772,970	$ 6,546,015

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited – Prepared by Management)

	Three months ended March 31, 2005	2004
Administrative Expenses		
Amortization	$ 1,051	$ 1,051
Consulting	9,000	9,000
Interest – Note 3	17,020	14,262
Filing fees	1,050	8,597
Professional fees	22,000	44,915
Office and miscellaneous	2,719	8,560
Management fees – Note 3	7,500	7,500
Rent	10,500	10,500
Shareholder communications	4,683	7,538
Transfer agent	1,430	3,163
Travel & promotion	732	6,246
Net loss before other items	(77,685)	(121,332)
Other items		
Interest and miscellaneous income	-	410
Non-cash compensation charge	-	(420,439)
Net loss for the period	$ (77,685)	$ (541,361)
Loss per share	$ 0.01	$ 0.02

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three months ended March 31,	
	2005	2004
Operating Activities		
Net loss for the period	$ (77,685)	$ (541,361)
Add (deduct) items not affecting cash:		
Amortization	1,051	1,051
Non-cash compensation charge	-	420,439
	(76,634)	(119,871)
Changes in non-cash working capital balances related to operations:		
GST receivable	(3,089)	(6,131)
Prepaid expenses and advances	(5,600)	(11,987)
Accounts payable	156,507	(6,111)
Due to related parties	(54,624)	(132,461)
	(16,560)	(276,561)
Investing Activities		
Acquisition costs	(12,188)	-
Deferred exploration costs	(4,562)	(3,320)
	(16,750)	(3,320)
Financing Activities		
Issuance of common shares for cash	-	550,000
Loans payable	-	(143,000)
	-	407,000
Increase (Decrease) in cash during the period	(190)	127,119
Cash, beginning of the period	1,190	310,176
Cash, end of the period	$ 1,000	$ 437,295

Non-cash transaction – Note 5

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2005
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim three month financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2004 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2004 financial statements.

Note 2 Share Capital

(a) Authorized:
100,000,000 common shares without par value.

(b) Issued:

		Number	Amount
Balance, December 31, 2002		13,201,551	$ 5,532,673
For resource properties	- at $0.17	150,000	25,500
	- at $0.18	20,000	3,600
Issued for cash			
Pursuant to private placements	- at $0.10	4,000,000	400,000
Finders fees		146,760	-
Balance, December 31, 2003		17,518,311	5,961,773
For resource properties	- at $0.20	30,000	6,000
	- at $0.06	50,000	3,000
Issued for services			
Pursuant to private placement	- at $0.10	258,491	25,849
Issued for cash			
Pursuant to private placements	- at $0.10	5,241,509	524,151
Finders fees		220,000	-
Less: issue costs		-	(29,151)
Balance, December 31, 2004		23,318,311	$ 6,491,622
For resource properties	- at $0.07	100,000	7,000
Balance, March 31, 2005		23,418,311	$ 6,498,622

Note 2 Share Capital – (Cont'd)

c) Escrow:

At March 31, 2005, the Company's transfer agent held 250,000 common shares in escrow. These shares were not released by March 13, 2003, the latest release date, and are subject to cancellation.

d) Commitments:

i) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of March 31, 2005, and December 31, 2004 and 2003 and the changes during the years then ended is as follows:

	Number	Weighted Average Price
Options exercisable and outstanding, December 31, 2003	-	-
Granted	1,751,831	$0.13
Options exercisable and outstanding, December 31, 2004 and March 31, 2005	1,751,831	$0.13

At March 31, 2005 and December 31, 2004, the Company had 1,751,831 share purchase options outstanding exercisable at $0.13 per share until January 5, 2006.

ii) Share Purchase Warrants

At March 31, 2005, and December 31, 2004, there were 9,793,380 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Price	Expiry Date
2,248,380	$0.12	December 22, 2005
1,825,000	$0.12	December 31, 2005
5,720,000	$0.12	February 9, 2006
9,793,380		

Note 3 Capital Assets

	March 31, 2005			March 31, 2004
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 8,934	$ 6,558	$ 2,376	$ 3,517
Furniture and fixtures	16,585	9,420	7,165	9,075
Office equipment	10,000	5,680	4,320	5,472
	$ 35,519	$ 21,658	$ 13,861	$ 18,064

Note 4 Related Party Transactions

The company was charged the following amounts by directors of the company or companies with directors in common:

	Three months ended March 31, 2005	2004
Interest	$ -	$ 7,865
Management fees	-	7,500
Consulting	9,000	9,000
	$ 9,000	$ 24,365

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At March 31, 2005, marketable securities include $6,000 (2004: $6,000) in shares of companies with common directors.

At March 31, 2005, amounts due to related parties include $573,730 (2004: $499,117) due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

Note 5 Non–cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. During the three months ended March 31, 2005, the Company issued 100,000 common shares at $0.07 per share totalling $7,000 as option payment with respect to the Buck Lake Property.

82-1069

BUCK LAKE VENTURES LTD.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Raymond Roland, President and Chief Executive Officer for **Buck Lake Ventures Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Buck Lake Ventures Ltd.** (the issuer) for the interim period ending **June 30, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: September 2, 2004

"Raymond Roland"
Raymond Roland
President & CEO

82-1669

BUCK LAKE VENTURES LTD.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Raymond Roland, President and Chief Executive Officer for **Buck Lake Ventures Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Buck Lake Ventures Ltd.** (the issuer) for the interim period ending **September 30, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004

"Raymond Roland"
Raymond Roland
President & CEO

82-1669

BUCK LAKE VENTURES LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond Roland, President and Chief Executive Officer for **Buck Lake Ventures Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Buck Lake Ventures Ltd.** (the issuer) for the interim period ending **March 31, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 30, 2005

"Raymond Roland"

Raymond Roland
President & CEO

82-1669

BUCK LAKE VENTURES LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond Roland, President and Chief Executive Officer for **Buck Lake Ventures Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Buck Lake Ventures Ltd.** (the issuer) for the interim period ending **June 30, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 23, 2005

"Raymond Roland"

Raymond Roland
President & CEO

82-1669

BUCK LAKE VENTURES LTD.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Raymond Roland, Chief Financial Officer for **Buck Lake Ventures Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Buck Lake Ventures Ltd.** (the issuer) for the interim period ending **June 30, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: September 2, 2004

"Raymond Roland"
Raymond Roland
Chief Financial Officer

82-1669

BUCK LAKE VENTURES LTD.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Raymond Roland, Chief Financial Officer for **Buck Lake Ventures Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Buck Lake Ventures Ltd.** (the issuer) for the interim period ending **September 30, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004

"Raymond Roland"
Raymond Roland
Chief Financial Officer

82-1669

BUCK LAKE VENTURES LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond Roland, Chief Financial Officer for **Buck Lake Ventures Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Buck Lake Ventures Ltd.** (the issuer) for the interim period ending **March 31, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 30, 2005

"Raymond Roland"

Raymond Roland
Chief Financial Officer

02-1669

BUCK LAKE VENTURES LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond Roland, Chief Financial Officer for **Buck Lake Ventures Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Buck Lake Ventures Ltd.** (the issuer) for the interim period ending **June 30, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 23, 2005

"Raymond Roland"

Raymond Roland
Chief Financial Officer

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

TSX: BUC
OTC: BUKVF

12g3-2(b): 82-1669
Standard & Poor's Listed

August 10, 2004

NEWS RELEASE

Buck Lake Ventures Ltd. ("BUC") reports that it has received and evaluated the results from its Diamond Drill Exploration Program recently completed on the Buck Lake Platinum/Palladium/Nickel/Copper Project located within the Lac des Iles Area, approximately 100 km north of Thunder Bay, Ontario.

This drill program was the first drill testing completed on the company's high grade surface showing returning 31.6 grams per ton palladium, 9.96 % nickel, 2.82 grams per ton platinum and 1.53% copper located within the Main Trench on the Buck Lake Property.

The diamond drill program consisted of a total of 14 drill holes varying in length from 49 to 250 metres.

Of the 14 holes drilled, 10 were located over the Main Trench designed to test the Main Discovery Area where channel and grab sampling revealed the presence of high grade pyroxenite clasts. Surface work on the property suggested that these highly mineralized pyroxinite clasts identified on surface were fragments from a mineralized unit at depth brought to the surface through a late, volatile eruption. Drilling over the Main Trench was designed to follow mineralization to depth to determine possible structural and/or geological controls which would provide information on further mineralization at depth or the source of these high grade pyroxenite clasts seen on surface.

DDH-1 and DDH-9 intersected what is interpreted to be a shallow, well fractured, mineralized zone containing variable rusty weathering and 2-10% blebby sulphides. Both drill holes intersected the zone at shallow depths (less than 10 metres). The zone is estimated to be between 1.7 to 3.5 metres, true width, and appears to dip gently (15°) to the northwest where it remains open. Recovery in the upper portion of DDH-1 was approximately 60% while DDH-9 recovery is estimated around 90%.

Table 1

DDH	Depth (m)		Interval	Platinum	Palladium	Pt+Pd	Copper	Nickel
	From	To	(m)	ppm	ppm	ppm	ppm	ppm
DDH-1								
	0	1.75	1.75	0.317	0.494	0.811	1090	1300
DDH-9	4.66	6.2	1.54	0.147	0.291	0.438	587	791
	6.2	8.76	2.56	.91	1.21	2.12	1165	3060

The other 8 holes drilled on the Main Trench did not intersect significant mineralization.

The remaining 4 drill holes were located to target various geophysical anomalies throughout the property. DDH-10 was drilled approximately 400 metres southwest of the Main Trench into an IP and magnetic anomaly. While no high grade PGE mineralization was intersected, the drill hole encountered consistently anomalous nickel values throughout the hole.

The company continues to evaluate the results to fully explain the surface mineralization and that encountered in DDH 1 & 9. The company will also evaluate the additional exploration targets on the property.

Stephen Kenwood, P.Geo., is the company's Qualified Person on the Project.

Gwyn Lake Gold Project

Buck Lake Ventures is currently waiting on results from a 2 week work program conducted on the Gywn Lake Project located along the Beardmore-Geraldton Gold Belt, approximately 12 km east of Beardmore, Ontario.

Results from this work program are pending.

BUCK LAKE VENTURES LTD.

Per: *"Raymond Roland"*
Raymond Roland, President

82-1669

RECEIVED

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

TSX: BUC
OTC: BUKVF
September 7, 2004

12g3-2(b): 82-1669
Standard & Poor's Listed

TWO GOLD HOSTING ZONES CONFIRMED ON THE GWYN LAKE GOLD PROPERTY

Buck Lake Ventures Ltd. (TSX.V:BUC) is pleased to announce the discovery of two gold occurrences within a proven regional gold belt on the Gwyn Lake Gold Property in Northwestern Ontario.

Highlights from chip/channel sampling of these zones is as follows:

Sample #	Type (true width)	Zone	Lithology	Gold g/t
94806	Chip – 2.5 metres	North Zone	IF & Qtz vein	4.56
94811	Chip - 0.27 m metres	North Zone	Qtz vein	7.44
94945	Chip – 1.5 m metres	South Zone	IF	3.22
94946	Chip – 0.15 metres	South Zone	Qtz Vein	4.83
94947	Chip – 2 metres	South Zone	IF	5.33

The Gwyn Lake Gold Property is located on the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario. The Beardmore – Gearaldton Gold Belt is well known for its extensive mining history including at least 19 gold mines reportedly having historically produced in excess of 4 million ounces of gold with a combined average grade of 11.5 g/t. Recent activity in the area has renewed interest in the gold bearing potential of the Beardmore-Gearldton Gold Belt with the focus on rejuvenating some of these historic, high-grade gold mines.

The Gwyn Lake Phase I Exploration Program targeted two of three well defined east-northeast trending subparallel zones delineated through airborne magnetic and electromagnetic (EM) anomalies representing a regional banded iron formation (IF).

Work on the property included prospecting and reconnaissance sampling/mapping as well as hand trenching and channel/chip sampling. The summer work program successfully confirmed the presence of highly anomalous gold values within two of the three regional trending zones on the

Gwyn Lake Property. To date, outcrop from portions of the North and South zones has been identified and sampled while the Central Zone remains unexplored.

The North Zone

Results from the North Zone returned gold mineralization from hand trenches dug during 2003 and extended during 2004. Notable gold values were sampled intermittently along strike for 125 metres and across an estimated width of 10 metres. Additional sampling approximately 15 metres north of the zone intersected additional mineralization suggesting the zone may be in excess of 25 metres in width. The zone continues to remain open to the east and west along strike and to the north and south where the zone dips beneath overburden.

The South Zone

Reconnaissance prospecting/sampling along the South Zone revealed the presence of historic hand dug trenches. Preliminary sampling of this portion of the South Zone consisted of 9 samples taken from outcrop approximately 50 metres along strike over a 10 metre width. Of the 9 chip/grab samples, 6 returned highly anomalous values within both the IF and associated quartz veins.

Highlights of chip samples taken across the South Zone include chip sampling of 3.22 g/t gold over 1.5 metres, 5.33 g/t gold over 2 metres and 4.83 g/t over 0.15 metres. The South Zone occurrence remains open along strike to the east and west and the full width has not been determined due to overburden.

Buck Lake is encouraged with the successful discovery of two gold occurrences within a proven regional Gold Belt. Buck Lake plans a more detailed surface program to better define the North and South zones along strike, and to identify the gold potential of the Central Zone.

The Gwyn Gold Property is comprised of three claims totaling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km along the Beardmore-Gearldton Gold Belt.

Rod Husband, B.Sc., P.Geo, acts as the Qualified Person supervising the Gwyn Lake Gold Project.

To acquire a 100% interest in the Gwyn Lake Property, Buck Lake Ventures must make cash payments totaling $75,000 over 4 years, issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. The vendor retains a 1% net smelter royalty (NSR), half (0.5%) of which can be purchased for a one time payment of $500,000 and the remaining half (0.5%) can be purchased for an additional $1,000,000.

Additional Acquisitions

Buck Lake is currently reviewing several gold exploration prospects in Ontario in the Gwyn Lake area based on the Company's successful exploration program. Buck Lake will provide further details of acquisitions if and when they occur.

BUCK LAKE VENTURES LTD.

Per: *"Renee Brickner"*
Renee Brickner, Director

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

TSX: BUC
OTC: BUKVF

12g3-2(b): 82-1669
standard & Poor's Listed

October 28, 2004

NEWS RELEASE

Buck Lake Ventures Ltd. ("BUC") announces that David Dicaire has resigned from the Board of Directors of the Company.

BUCK LAKE VENTURES LTD.

Per: *"Raymond Roland"*
Raymond Roland, President

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

TSX: BUC
OTC: BUKVF
December 2, 2004

12g3-2(b): 82-1669
Standard & Poor's Listed

NEWS RELEASE

Buck Lake Ventures Ltd. announces the results from its operations for the nine-month period ended September 30, 2004. Buck Lake Ventures Ltd. incurred a net loss of $696,219 ($0.03 per share) for the period ended September 30, 2004, as compared to a loss of $200,506 ($0.02 per share) for the period ended September 30, 2003. The increase in the net loss was primarily due to a non-cash compensation charge of $420,439 representing fair value of 1,751,831 stock options granted during the period and the increase in professional and filing fees, shareholder communication expenditures and office expenses.

BUCK LAKE VENTURES LTD.

"Raymond Roland"
Raymond Roland, President

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, B.C. V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

TSX: BUC
OTC: BUKVF
January 19, 2005

12g3-2(b): 82-1669
Standard & Poor's Listed

International Uranium Property Initiative

Buck Lake Ventures Ltd. ("BUC:TSX-V") is pleased to announce that it has initiated the review for possible acquisition of several International Uranium Projects.

The company expects to make a further announcement in the next 2-3 weeks.

BUCK LAKE VENTURES LTD.

Per: *"Raymond Roland"*
Raymond Roland, President

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, B.C. V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

TSX: BUC
OTC: BUKVF
February 14, 2005

12g3-2(b): 82-1669
Standard & Poor's Listed

BUCK LAKE OPTION AGREEMENT EXTENDED

Buck Lake Ventures Ltd. ("**BUC:TSX-V**") (the "Company") is pleased to announce it has entered into an agreement providing for the extension of its option to acquire the Buck Lake Platinum/Palladium Property. Pursuant to the terms of the amending agreement, in consideration of cash payments of $20,000 and the issuance of 200,000 common shares of the Company to the optionors in two equal installments before Jan 31, 2006, the $150,000 cash payment due to the optionors on January 31, 2005 has been deferred to January 31, 2007.

The amending agreement is subject to acceptance for filing by the TSX Venture Exchange.

BUCK LAKE VENTURES LTD.

Per: ***"Raymond Roland"***
Raymond Roland, President

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Facsimile: (604) 669-5886
Website: www.bucklakeventures.com E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
March 4, 2005

12g3-2(b): 82-1669
Standard & Poor's Listed

BUCK LAKE ACQUIRES SLOVAKIAN URANIUM PROJECT

Buck Lake Ventures Ltd. ("Buck Lake") **TSX.V-BUC** is please to announce that it has been notified by the Slovakian Government that Buck Lake's application to acquire the Kalnica-Selec Uranium Project located in western Slovakia has been accepted for processing.

The Kalnica-Selec Uranium Project is located in the Povazsky Inovec Mountains of western Slovakia and comprises 28.91 square kilometers. The project is located within an area targeted for uranium exploration since the 1960's. The area received widespread airborne and ground geophysics which confirmed the presence of radiometric anomalies in the region. The Kalnica-Selec Project area was further targeted to receive additional work based on the positive identification of radioactive anomalies.

From the 1960's to the 1980's the government Geological Survey continued work on the Kalnica-Selec Uranium Project area which included mapping, airborne and ground geophysics, pitting/trenching, drilling and tunnel driving.

Of notable significance is the delineation of the Prostredna dolina anomaly reported in Geological Survey literature to contain two notable mineralized beds, bed I and II. The two beds, hosted within various lithologies related to rhyolite volcanism and associated sedimentary strata, contain two different mineralization styles, stratiform uranium and hydrothermal carbonate-quartz veins.

Reported grades from the Prostredna dolina anomaly range from 0.13 to 0.142 percent uranium within sandstone hosted mineralization. Discontinuous chip samples within trenches dug in the area reportedly retuned from 0.027 to 0.827 percent uranium with up to 5 percent copper within sandstone, conglomerate and tuffitic strata.

Historic literature reports test-mining within the project area. Values from this work are being checked against all the historic data currently available to the company. Geologists are currently interpreting and translating historic data to identify targets for a 2005 summer work program.

Dr. Bohumil Molak, P.Geo, is the qualified person for this project.

It is anticipated that final confirmation of processing of the application will be received by the company within 6 weeks.

BUCK LAKE VENTURES LTD.

Per: ***"Renee Brickner"***
Renee Brickner, Director

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Facsimile: (604) 669-5886
Website: www.bucklakeventures.com E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
July 18, 2005

12g3-2(b): 82-1669
Standard & Poor's Listed

**SLOVAK URANIUM PROJECT
APPROVED BY GOVERNMENT**

Buck Lake Ventures Ltd. ("Buck Lake") **TSX.V-BUC** is pleased to announce that it has received official documentation accepting Buck Lake's application for exploration of the Kalnica-Selec Uranium Project located in western Slovakia.

Buck Lake placed an application to explore the property through an agent, directly with the Slovakian Government in February 2005. Buck Lake holds a 100% interest in the project.

The Kalnica-Selec Uranium Project is located in the Povazsky Inovec Mountains of Western Slovakia and is approximately 28 square kilometers in size. This uranium project is located within an area that was targeted for uranium exploration by the government Geological Survey from the 1960's to the early 1980's. Widespread airborne and ground geophysics confirm the presence of radiometric anomalies in the project area.

Other exploration work at the Kalnica-Selec Uranium Project during that period include mapping, airborne and ground geophysics, pitting/trenching, drilling and tunnel driving.

Of notable significance is the delineation of the Prostredna dolina anomaly reported in Geological Survey literature to contain two notable mineralized beds, bed I and II. The two beds, hosted within various lithologies related to rhyolite volcanism and associated sedimentary strata, contain two different mineralization styles, stratiform uranium and uranium within hydrothermal carbonate-quartz veins. Reported grades from the Prostredna dolina anomaly range from 0.13 to 0.142 percent uranium within sandstone hosted mineralization. Discontinuous chip samples within trenches dug in the area reportedly retuned from 0.027 to 0.827 percent uranium with up to 5 percent copper within sandstone, conglomerate and tuffitic strata.

Historic literature also reports test-mining within the project area. Historic data available to the public, though limited, was reviewed in part during a property visit in June 2005 and provides information on the property and the work done by the government. Much of the information related to uranium exploration in Slovakia is currently not available for public review.

Buck Lake is encouraged by the positive information received to date outlying notable and large radioactive areas within the Kalnica-Selec Project relative to other uranium exploration targets in the country. Buck Lake is assembling additional information on the project and will provide further information on exploration plans in due course.

Dr. Bohumil Molak, P.Geo, is the qualified person for this project.

BUCK LAKE VENTURES LTD.

Per: *"Renee Brickner"*
Renee Brickner, Director

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

82-1669

BUCK LAKE VENTURES LTD.

905 West Pender Street, Suite 501, Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 / Facsimile: (604) 669-5886
Website: www.bucklakeventures.com E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
July 19, 2005

12g3-2(b): 82-1669
Standard & Poor's Listed

NEWS RELEASE

Buck Lake Ventures Ltd. ("Buck Lake") **TSX.V-BUC** is pleased to announce that at its recent Annual and Special General Meeting Raymond Roland, Kirk Shaw, Douglas Brooks, Renee Brickner and Leeta Drinovz were re-elected as Directors of Buck Lake. Mr. Roland is the President of Buck Lake.

BUCK LAKE VENTURES LTD.

Per: ***"Renee Brickner"***

RENEE BRICKNER
Director

82-1669

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Buck Lake Ventures Ltd.
Name of issuer
501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Address
(604) 669-5819
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

March 2, 2005.

4. For each security distributed:
   (a) Describe the type of security, and
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

100,000 common shares

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

	Price per security (Canadian $)	Total dollar value raised from

Each jurisdiction where purchasers reside		purchasers in the jurisdiction (Canadian $)
Ontario	$0.07 (deemed)	$7,000.00
Total dollar value of distribution in all jurisdictions (Canadian $)		$7,000.00

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, in applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: March 2, 2005.

Buck Lake Ventures Ltd.
Name of issuer or vendor *(please print)*

Raymond Roland, Director
Print name and position of person signing

Signature

82-1569

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

September 7, 2004

Item 3. **Press Release**

Press Release dated September 7, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce the discovery of two gold occurrences on the Gwyn Lake Gold Property in Northwestern Ontario.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce the discovery of two gold occurrences within a proven regional gold belt on the Gwyn Lake Gold Property in Northwestern Ontario.

Highlights from chip/channel sampling of these zones is as follows:

Sample #	Type (true width)	Zone	Lithology	Gold g/t
94806	Chip – 2.5 metres	North Zone	IF & Qtz vein	4.56
94811	Chip - 0.27 m metres	North Zone	Qtz vein	7.44
94945	Chip – 1.5 m metres	South Zone	IF	3.22
94946	Chip – 0.15 metres	South Zone	Qtz Vein	4.83
94947	Chip – 2 metres	South Zone	IF	5.33

The Gwyn Lake Gold Property is located on the historical Beardmore – Geraldton Gold

Belt, 15 km east of Beardmore, Ontario. The Beardmore – Gearaldton Gold Belt is well known for its extensive mining history including at least 19 gold mines reportedly having historically produced in excess of 4 million ounces of gold with a combined average grade of 11.5 g/t. Recent activity in the area has renewed interest in the gold bearing potential of the Beardmore-Gearldton Gold Belt with the focus on rejuvenating some of these historic, high-grade gold mines.

The Gwyn Lake Phase I Exploration Program targeted two of three well defined east-northeast trending subparallel zones delineated through airborne magnetic and electromagnetic (EM) anomalies representing a regional banded iron formation (IF).

Work on the property included prospecting and reconnaissance sampling/mapping as well as hand trenching and channel/chip sampling. The summer work program successfully confirmed the presence of highly anomalous gold values within two of the three regional trending zones on the Gwyn Lake Property. To date, outcrop from portions of the North and South zones has been identified and sampled while the Central Zone remains unexplored.

The North Zone

Results from the North Zone returned gold mineralization from hand trenches dug during 2003 and extended during 2004. Notable gold values were sampled intermittently along strike for 125 metres and across an estimated width of 10 metres. Additional sampling approximately 15 metres north of the zone intersected additional mineralization suggesting the zone may be in excess of 25 metres in width. The zone continues to remain open to the east and west along strike and to the north and south where the zone dips beneath overburden.

The South Zone

Reconnaissance prospecting/sampling along the South Zone revealed the presence of historic hand dug trenches. Preliminary sampling of this portion of the South Zone consisted of 9 samples taken from outcrop approximately 50 metres along strike over a 10 metre width. Of the 9 chip/grab samples, 6 returned highly anomalous values within both the IF and associated quartz veins. Highlights of chip samples taken across the South Zone include chip sampling of 3.22 g/t gold over 1.5 metres, 5.33 g/t gold over 2 metres and 4.83 g/t over 0.15 metres. The South Zone occurrence remains open along strike to the east and west and the full width has not been determined due to overburden.

The Issuer is encouraged with the successful discovery of two gold occurrences within a proven regional Gold Belt. The Issuer plans a more detailed surface program to better define the North and South zones along strike, and to identify the gold potential of the Central Zone.

The Gwyn Gold Property is comprised of three claims totaling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km along the Beardmore-Gearldton Gold Belt. Rod Husband, B.Sc., P.Geo, acts as the Qualified Person supervising the Gwyn Lake Gold Project. To acquire a 100% interest in the Gwyn Lake

Property, Buck Lake Ventures must make cash payments totaling $75,000 over 4 years, issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. The vendor retains a 1% net smelter royalty (NSR), half (0.5%) of which can be purchased for a one time payment of $500,000 and the remaining half (0.5%) can be purchased for an additional $1,000,000.

Additional Acquisitions

The Issuer is currently reviewing several gold exploration prospects in Ontario in the Gwyn Lake area based on the Issuer's successful exploration program. The Issuer will provide further details of acquisitions if and when they occur.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 7th day of October, 2004.

"Raymond Roland"
Raymond Roland, President

82-1664

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

October 28, 2004

Item 3. **Press Release**

Press Release dated October 28, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that David Dicaire resigned as a Director.

Item 5. **Full Description of Material Change**

The Issuer announces that David Dicaire has resigned from the Board of Directors of the Issuer.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 1st day of November, 2004.

"Raymond Roland"
Raymond Roland, President

82-1669

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

December 2, 2004

Item 3. **Press Release**

Press Release dated December 2, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the results from its operations for the nine-month period ended September 30, 2004 have been filed.

Item 5. **Full Description of Material Change**

The Issuer announces the results from its operations for the nine-month period ended September 30, 2004. The Issuer incurred a net loss of $696,219 ($0.03 per share) for the period ended September 30, 2004, as compared to a loss of $200,506 ($0.02 per share) for the period ended September 30, 2003. The increase in the net loss was primarily due to a non-cash compensation charge of $420,439 representing fair value of 1,751,831 stock options granted during the period and the increase in professional and filing fees, shareholder communication expenditures and office expenses.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 3rd day of December, 2004.

"Raymond Roland"
Raymond Roland, President

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 19, 2005

Item 3. **Press Release**

Press Release dated January 19, 2005 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce that it has initiated the review, possible for several International Uranium Projects.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has initiated the review for possible acquisition of several International Uranium Projects.

The Issuer expects to make a further announcement in the next 2-3 weeks.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 20th day of January, 2005.

"Raymond Roland"
Raymond Roland, President

82-1669

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 14, 2005

Item 3. **Press Release**

Press Release dated February 14, 2005 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces it has entered into an option agreement.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce it has entered into an agreement providing for the extension of its option to acquire the Issuer Platinum/Palladium Property. Pursuant to the terms of the amending agreement, in consideration of cash payments of $20,000 and the issuance of 200,000 common shares of the Issuer to the optionors in two equal installments before Jan 31, 2006, the $150,000 cash payment due to the optionors on January 31, 2005 has been deferred to January 31, 2007.

The amending agreement is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 28th day of February, 2005.

"Raymond Roland"
Raymond Roland, President

82-1669

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. <u>Reporting Issuer</u>

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. <u>Date of Material Change</u>

March 4, 2005

Item 3. <u>Press Release</u>

Press Release dated March 4, 2005 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. <u>Summary of Material Change</u>

The Issuer is please to announce that it has been notified by the Slovakian Government that the Issuer's application to acquire the Kalnica-Selec Uranium Project located in western Slovakia has been accepted for processing.

Item 5. <u>Full Description of Material Change</u>

The Issuer is please to announce that it has been notified by the Slovakian Government that the Issuer's application to acquire the Kalnica-Selec Uranium Project bcated in western Slovakia has been accepted for processing.

The Kalnica-Selec Uranium Project is located in the Povazsky Inovec Mountains of western Slovakia and comprises 28.91 square kilometers. The project is located within an area targeted for uranium exploration since the 1960's. The area received widespread airborne and ground geophysics which confirmed the presence of radiometric anomalies in the region. The Kalnica-Selec Project area was further targeted to receive additional work based on the positive identification of radioactive anomalies.

From the 1960's to the 1980's the government Geological Survey continued work on the Kalnica-Selec Uranium Project area which included mapping, airborne and ground geophysics, pitting/trenching, drilling and tunnel driving.

Of notable significance is the delineation of the Prostredna dolina anomaly reported in

Geological Survey literature to contain two notable mineralized beds, bed I and II. The two beds, hosted within various lithologies related to rhyolite volcanism and associated sedimentary strata, contain two different mineralization styles, stratiform uranium and hydrothermal carbonate-quartz veins.

Reported grades from the Prostredna dolina anomaly range from 0.13 to 0.142 percent uranium within sandstone hosted mineralization. Discontinuous chip samples within trenches dug in the area reportedly retuned from 0.027 to 0.827 percent uranium with up to 5 percent copper within sandstone, conglomerate and tuffitic strata.

Historic literature reports test-mining within the project area. Values from this work are being checked against all the historic data currently available to the Issuer. Geologists are currently interpreting and translating historic data to identify targets for a 2005 summer work program.

Dr. Bohumil Molak, P.Geo, is the qualified person for this project.

It is anticipated that final confirmation of processing of the application will be received by the Issuer within 6 weeks.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of March, 2005.

"Raymond Roland"
Raymond Roland, President

82-1659

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
905 West Pender Street, Suite 501
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 18, 2005

Item 3. **Press Release**

Press Release dated July 18, 2005 and disseminated to the Canada Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce that it has received official documentation accepting the Issuer's application for exploration of the Kalnica-Selec Uranium Project located in western Slovakia.

The Issuer placed an application to explore the property through an agent, directly with the Slovakian Government in February 2005. The Issuer holds a 100% interest in the project.

Historic literature also reports test-mining within the project area. Historic data available to the public, though limited, was reviewed in part during a property visit in June 2005 and provides information on the property and the work done by the government. Much of the information related to uranium exploration in Slovakia is currently not available for public review.

Dr. Bohumil Molak, P.Geo, is the qualified person for this project.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has received official documentation accepting the Issuer's application for exploration of the Kalnica-Selec Uranium

Project located in western Slovakia.

The Issuer placed an application to explore the property through an agent, directly with the Slovakian Government in February 2005. The Issuer holds a 100% interest in the project.

The Kalnica-Selec Uranium Project is located in the Povazsky Inovec Mountains of Western Slovakia and is approximately 28 square kilometers in size. This uranium project is located within an area that was targeted for uranium exploration by the government Geological Survey from the 1960's to the early 1980's. Widespread airborne and ground geophysics confirm the presence of radiometric anomalies in the project area.

Other exploration work at the Kalnica-Selec Uranium Project during that period include mapping, airborne and ground geophysics, pitting/trenching, drilling and tunnel driving.

Of notable significance is the delineation of the Prostredna dolina anomaly reported in Geological Survey literature to contain two notable mineralized beds, bed I and II. The two beds, hosted within various lithologies related to rhyolite volcanism and associated sedimentary strata, contain two different mineralization styles, stratiform uranium and uranium within hydrothermal carbonate-quartz veins. Reported grades from the Prostredna dolina anomaly range from 0.13 to 0.142 percent uranium within sandstone hosted mineralization. Discontinuous chip samples within trenches dug in the area reportedly retuned from 0.027 to 0.827 percent uranium with up to 5 percent copper within sandstone, conglomerate and tuffitic strata.

Historic literature also reports test-mining within the project area. Historic data available to the public, though limited, was reviewed in part during a property visit in June 2005 and provides information on the property and the work done by the government. Much of the information related to uranium exploration in Slovakia is currently not available for public review.

The Issuer is encouraged by the positive information received to date outlying notable and large radioactive areas within the Kalnica-Selec Project relative to other uranium exploration targets in the country. The Issuer is assembling additional information on the project and will provide further information on exploration plans in due course.

Dr. Bohumil Molak, P.Geo, is the qualified person for this project.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **<u>Omitted Information</u>**

There is no omitted information.

Item 8. **<u>Senior Officers</u>**

Raymond Roland, President - (604) 682-7159.

Item 9. **<u>Statement of Senior Officer</u>**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 20th day of July, 2005.

"Raymond Roland"

Raymond Roland, President

82-1669

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
905 West Pender Street, Suite 501
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 15, 2005

Item 3. **Press Release**

Press Release dated July 19, 2005 and disseminated to the Canada Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce that at its recent Annual and Special General Meeting Raymond Roland, Kirk Shaw, Douglas Brooks, Renee Brickner and Leeta Drinovz were re-elected as Directors of the Issuer. Mr. Roland is the President of the Issuer.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that at its recent Annual and Special General Meeting Raymond Roland, Kirk Shaw, Douglas Brooks, Renee Brickner and Leeta Drinovz were re-elected as Directors of the Issuer. Mr. Roland is the President of the Issuer.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 19th day of July, 2005.

"Renee Brickner"
Renee Brickner, Director

82-1669

TSX venture EXCHANGE

RECEIVED

2005 ... A ...

March 2, 2005

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Anthony Beruschi

Dear Sirs\Mesdames:

Re: BUCK LAKE VENTURES LTD. ("BUC")
Property-Asset Amending Agreement – Submission #100925

This is to confirm that TSX Venture Exchange has accepted for filing a Mineral Property Amending Agreement dated January 21, 2005 between William J. Richmond, William D. Morehouse (the 'Optionors') and the Company with respect to the acquisition of the Buck Lake Property that was originally accepted for filing by the Exchange on April 17, 1998 and subsequently extended and accepted for filing December 10, 2003. To further extend the $150,000 payment from January 31, 2005 to January 31, 2007, the Company must pay a further $20,000 and issue up to 200,000 common shares.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.wong@tsxventure.com.

Yours truly,

Justine Wong
Analyst
Listed Issuer Services

JW\nl

Cc: Buck Lake Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\1443250\1

82-1669

SCHEDULE OF REPORTING OBLIGATIONS (12g3-2(b))

BUCK LAKE VENTURES LTD.
(the "Issuer")

Abbreviations referred to herein:
British Columbia *Business Corporations Act* ("BCBCA")
British Columbia *Securities Act* ("BCSA")
British Columbia Registrar of Companies ("Registrar")

Name of Document	Requirement	Applicable Date for the Issuer
A. Notice of Change of Address	Pursuant to Section 35 of the BCBCA, a company may change its registered office or its records office by passing a resolution authorizing the change and filing with the Registrar a notice of change.	Upon the change in office having been authorized and the company proceeding with the change
B. Notice of Alteration	Pursuant to Subsection 257 of the BCBCA, a company may file a notice of alteration to the notice of articles with the Registrar in accordance with the provisions of the BCBCA altering the company name and/or translating the company's name and/or altering the application of the Pre-existing Company Provisions and/or special rights or restrictions and/or the company's authorized share structure upon the company having been authorized to do so by resolution or court order as required under the BCBCA.	Upon the alteration having been authorized and the company proceeding with the change
C. Notice of Change of Directors	Pursuant to Subsection 127(1) of the BCBCA, every company shall, within 15 days after a change in its directors or in the prescribed address of any of its directors, complete and file with the Registrar a notice of change of directors.	Upon a change of a director or change of prescribed address of a director
D. Annual Report	Pursuant to Section 51 of the BCBCA, every company shall annually, within 2 months after each anniversary of the date on which the company was recognized, file with the Registrar an annual report in the form established by the Registrar containing information that is current to the most recent anniversary.	Issuer's anniversary date is February 2 of every year
E. Annual General Meeting		
1. Notice to Fix Record Date	Pursuant to Subsection 2.1 of National Instrument 54-101, a reporting issuer shall fix a record date for the determination of those security holders entitled to receive notice of a meeting of security holders to be a date not fewer than 30 days or more than 60 days prior to the date of the meeting. Pursuant to Subsection 2.2 of National Instrument 54-101, notice of the meeting and record date must be filed with the Alberta and British Columbia Securities Commissions and given to the TSX Venture Exchange and clearing agencies at least 25 days before the record date.	2005 - record date was June 10, 2005

2. Notice of Meeting	Pursuant to Section 169 of the BCBCA, every company shall give notice of a general meeting to each shareholder entitled to attend the meeting at least 21 days before the meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the notice with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed June 21, 2005 2005 – filed June 21, 2005
3. Proxy Solicitation	Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send a Form of Proxy with the Notice of Meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the Form of Proxy with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed June 21, 2005 2005 – filed June 21, 2005
4. Information Circular	Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send an Information Circular with the Notice of Meeting to each registered shareholder whose proxy is solicited. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the information circular with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed June 21, 2005 2005 – filed June 21, 2005
5. Statement of Executive Compensation	Pursuant to Form 51-102F5, the Information Circular must include a Statement of Executive Compensation.	
6. Request Form	Pursuant to Subsection 4.6 of National Instrument 51-102, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and MD&A for the annual financial statements, the interim financial statements and MD&A for the interim financial statements, or both.	2005 - mailed June 21, 2005
F. Audited Financial Statements and Management's Discussion and Analysis ("MD&A")	Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its annual financial statements with auditor's report and MD&A with the Alberta and British Columbia Securities Commissions on or before 120th day after the end of its most recently completed financial year.	The Issuer's year end is December 31 Filed May 2, 2005
	Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or beneficial owner requests the reporting issuer's annual financial statements, the reporting issuer must	Mailed to all shareholders June 21, 2005 (as at the date of this form, the requirement to mail to all

	send a copy of the requested financial statements to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements requested; and (b) 10 calendar days after the issuer receives the request.	shareholders is no longer in effect)
	Pursuant to Section 2 of Multilateral Instrument 52-109, an issuer must certify its annual filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the latest of filing an Annual Information Form or its annual financial statements and annual MD&A.	Filed May 2, 2005
G. Interim Financial Statements and MD&A	Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its interim financial statements and MD&A with the Alberta and British Columbia Securities Commissions on or before the 60th day after the end of the interim period.	1st period ends March 31 2nd period ends June 30 3rd period ends September 30
	Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or beneficial owner requests the reporting issuer's interim financial statements and MD&A, the reporting issuer must send a copy of the requested financial statements and MD&A to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements & MD&A requested; and (b) 10 calendar days after the issuer receives the request.	
	Pursuant to Section 3 of Multilateral Instrument 52-109, an issuer must certify its interim filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the filing its interim financial statements and interim MD&A.	
H. Listing Agreement	Filed with and made public by the TSX Venture Exchange in support of an application for listing on the TSX Venture Exchange by an issuer.	
I. Filing Statement	Filed with and made public by the TSX Venture Exchange when requested by them pursuant to a company's listing agreement.	When requested by Exchange
J. Prospectus	Filed with the British Columbia Securities Commission pursuant to Section 61 of the BCSA when a company distributes securities unless exempted under the BCSA or the regulations.	None
K. Offering Memorandum	Filed with the British Columbia Securities Commission and the TSX Venture Exchange when a company distributes securities by way of a private placement pursuant to specific exemptions under Multilateral Instrument 45-103 or a Section 76 Order not later than 10 days after the distribution.	Upon making a private distribution requiring an Offering Memorandum

L. News Releases	*Disseminated to the public and filed with the Alberta* and British Columbia Securities Commissions pursuant to Section 85 of the BCSA (British Columbia *Securities Commission) and Subsection* 7.1 of National Instrument 51-102 (Alberta and British Columbia Securities Commissions) as soon as practicable after a material change occurs in the affairs of a reporting issuer.	*Upon the occurrence of a* material change
M. Section 76 Orders	Issued by the British Columbia Securities Commission pursuant to Section 76 of the BCSA where an application is made by an issuer where Section 61 of the BCSA does not apply to a trade, intended trade, security or person.	When order for an exemption required
N. Exempt Distribution Report	When an issuer distributes a securities in reliance on a statutory exemption under Subsection 74 (2) (1) to (5), (16) (i), (18) or (23) of the BCSA or Subsection 128 (e) to (f) of the Rules promulgated under the BCSA or Subsection 3.1(2), 4.1(2), 4.1(4), or 5.1(2) of Multilateral Instrument 45-103, the issuer shall file an exempt distribution report not later than 10 days after the distribution and shall forward a copy to the TSX Venture Exchange.	Upon distribution of the securities
O. Material Change Report	*Filed with the Alberta and British Columbia Securities* Commissions pursuant to Section 85 of the BCSA (British Columbia Securities Commission) and *Subsection* 7.1 *of National Instrument* 51-102 (Alberta and British Columbia Securities Commissions) within 10 days after the date on which a material change occurs and filed with the TSX Venture Exchange pursuant to its policies.	*Within* 10 days of a material change
P. TSX Venture Exchange Letters of Approval	Issued by the TSX Venture Exchange pursuant to a request by an issuer for their approval to certain matters or transactions pursuant to its policies.	When issued by the TSX Venture Exchange
R. Insider Reports	Pursuant to Section 87 of the BCSA and National Instrument 55-102, a person who is an insider of a reporting issuer shall, within 10 days of becoming an insider (unless he does not have any direct or indirect beneficial ownership of, or control or direction over securities of a reporting issuer) or within 10 days of the person entering into a transaction involving a security of the reporting issuer or, for any other reason, changing the person's direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer from that shown or required to be shown in the latest insider report filed by the person, or the person entering into a transaction involving a related financial instrument, file an insider report with the Alberta and British Columbia Securities Commissions.	Not applicable to the Issuer. Only applicable to the Issuer if it becomes an insider under the provisions of the BCSA. An insider, not the Issuer, is responsible for the filing of the insider report and accordingly, the Issuer cannot ensure compliance